Filed pursuant to General Instruction II.L of Form F-10;
File No. 333-21949

A copy of this preliminary prospectus supplement (the “Prospectus Supplement”) has been filed with the securities regulatory authorities in each of the provinces and territories of Canada, with the exception of Québec, but has not yet become final for the purpose of the sale of securities. Information contained in this Prospectus Supplement may not be complete and may have to be amended. The securities may not be sold until a receipt for the Prospectus Supplement is obtained from the securities regulatory authorities.

Information has been incorporated by reference in this Prospectus Supplement and the accompanying short form base shelf prospectus dated August 2, 2017 (the “Prospectus”) from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Trilogy International Partners Inc. at Suite 400, 155 108th Avenue NE, Bellevue, Washington, 98004, telephone: (425) 458-5900, and are also available electronically at www.sedar.com.

This Prospectus Supplement, together with the Prospectus to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in the Prospectus Supplement and the Prospectus, as amended or supplemented, constitutes a public offering of securities offered pursuant hereto only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

The securities are not and will not be registered under any United States state securities laws and may only be sold and/or resold pursuant to a self-executing exemption from the applicable state registration requirements.

Subject to Completion, Dated September 22, 2017

PRELIMINARY PROSPECTUS SUPPLEMENT
To a Short Form Base Shelf Prospectus dated August 2, 2017

Secondary Offering	September 22, 2017

C$ [•]

[•] Common Shares

This Prospectus Supplement qualifies the distribution of [•] common shares (each an “Offered Share”) of Trilogy International Partners Inc. (“TIP Inc.”, the “Company” or “We”) at a price of C$ [•] per Offered Share (the “Offering”) to be sold by certain shareholders of the Company listed under the heading “Selling Shareholders” herein (the “Selling Shareholders”). We will not receive any of the proceeds of the sale of the Offered Shares by the Selling Shareholders. See “Selling Shareholders” and “Plan of Distribution”. The Offering is made pursuant to an underwriting agreement dated [•], 2017 (the “Underwriting Agreement”) among the Company, the Selling Shareholders and Scotia Capital Inc. and TD Securities Inc. (together, the “Lead Underwriters”). The terms of the Offering were determined by negotiation between the Selling Shareholders and the Lead Underwriters. The Offered Shares will be sold in the United States and Canada through the Lead Underwriters and the Underwriters named in the “Plan of Distribution” (collectively, the “Underwriters”) either directly or through their respective U.S. or Canadian broker dealer affiliates or agents.

The outstanding common shares of the Company (the “Common Shares”) are listed for trading on the Toronto Stock Exchange (the “TSX”) under the trading symbol “TRL”. On September 21, 2017, the closing price of the Common Shares on the TSX was C$7.58.

Certain of the Company’s directors reside outside of Canada and have appointed an agent for service of process in Canada. See “Agent for Service of Process”.

An investment in the Offered Shares bears certain risks. See “Risk Factors” in this Prospectus Supplement and the Prospectus.

     ________________________________________

Price: C$ [•] per Offered Share
________________________________________

Net Proceeds to
		Public Offering		Underwriters’		the Selling
		Price		Commission(1)		Shareholders(2)
Per Offered Share	C$	[•]	C$	[•]	C$	[•]

Total	C$	[•]	C$	[•]	C$	[•]

Notes:

(1)

Pursuant to the terms of the Underwriting Agreement, and in consideration of the services rendered by the Underwriters in connection with the Offering, the Underwriters will receive an aggregate fee (the “Underwriters’ Commission”) of C$ [•], representing [•]% of the gross proceeds from the Offering, all of which will be paid, severally and not jointly, by the Selling Shareholders, which will be netted against the payment per Offered Share from the Underwriters to each of the Selling Shareholders for the Offered Shares. The Underwriters will also be reimbursed for certain expenses incurred in the Offering. See “Plan of Distribution”.

(2)	After deducting the Underwriters’ Commission shown in the table above.

The Underwriters, as principals, conditionally offer the Offered Shares subject to prior sale, if, as and when sold and delivered by the Selling Shareholders, and, accepted by the Underwriters, in accordance with the conditions contained in the Underwriting Agreement described under “Plan of Distribution” and subject to the approval of certain legal matters on behalf of the Company by Blake, Cassels & Graydon LLP, with respect to Canadian legal matters, and by Friedman Kaplan Seiler & Adelman LLP and Jones Day, with respect to U.S. legal matters, on behalf of the Underwriters by Stikeman Elliott LLP, with respect to Canadian legal matters, and by Cahill Gordon & Reindel LLP, with respect to certain U.S. legal matters and on behalf of the Selling Shareholders by Perkins Coie LLP. Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. An electronic Deposit ID evidencing the Offered Shares is expected to be registered to CDS Clearing and Depository Services Inc. (“CDS”) and will be deposited with CDS at the closing of the Offering, which is anticipated to be on or about [•], 2017 or such other date as may be agreed upon between the Company, the Selling Shareholders and the Underwriters.

Our head office is located at Suite 400, 155 108th Avenue NE, Bellevue, Washington, 98004 and our registered office is located at Suite 2600 – 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Canada.

Investors should rely only on current information contained in or incorporated by reference into this Prospectus Supplement and the Prospectus as such information is accurate only as of the date of the applicable document. We have not authorized anyone to provide investors with different information. Information contained on our website shall not be deemed to be a part of this Prospectus Supplement or incorporated by reference and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. The Underwriters will not make an offer of these securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this Prospectus Supplement is accurate as of any date other than the date on the face page of this Prospectus Supplement or the date of any documents incorporated by reference herein.

We are permitted, under a multi-jurisdictional disclosure system adopted by Canada and the United States, to prepare the Prospectus and this Prospectus Supplement in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in Canada and the United States. Such consequences, for investors who are resident in, or citizens of, the United States, may not be described fully in the Prospectus or this Prospectus Supplement, including the Canadian federal income tax consequences applicable to a foreign controlled Canadian corporation that acquires Offered Shares. Investors should read the tax discussion in this Prospectus Supplement and consult their own tax advisors with respect to their own particular circumstances. See “Certain Canadian Federal Income Tax Considerations”, “Certain United States Federal Income Tax Considerations” and “Risk Factors”.

Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because we are continued under the laws of British Columbia, Canada, some of our officers and directors and some of the experts named in this Prospectus are Canadian residents, and the underwriters, dealers or agents named in this Prospectus Supplement may be residents of a country other than the United States, and a substantial portion of our assets are located outside of the United States.

Neither the United States Securities and Exchange Commission (the “SEC”) nor any state or Canadian securities regulator has approved or disapproved of the securities offered hereby, passed upon the accuracy or adequacy of the Prospectus and this Prospectus Supplement or determined if the Prospectus and this Prospectus Supplement are truthful or complete. Any representation to the contrary is a criminal offence.

In connection with the Offering, subject to applicable laws, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

(ii)

TABLE OF CONTENTS OF PRELIMINARY PROSPECTUS SUPPLEMENT

ABOUT THIS PROSPECTUS	S-1
NON-GAAP MEASURES	S-1
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	S-1
DOCUMENTS INCORPORATED BY REFERENCE	S-3
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	S-5
EXCHANGE RATE INFORMATION	S-5
THE COMPANY	S-7
USE OF PROCEEDS	S-8
CONSOLIDATED CAPITALIZATION	S-8
PRIOR SALES	S-8
TRADING PRICE AND VOLUME	S-9
DESCRIPTION OF SHARE CAPITAL	S-9
SELLING SHAREHOLDERS	S-9
PLAN OF DISTRIBUTION	S-10
RISK FACTORS	S-14
AGENT FOR SERVICE OF PROCESS	S-17
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	S-17
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	S-20
LEGAL MATTERS	S-24
REGISTRAR AND TRANSFER AGENT	S-25
WHERE YOU CAN FIND MORE INFORMATION	S-25
APPENDIX “A”	S-26

(iii)

TABLE OF CONTENTS OF BASE SHELF PROSPECTUS

ABOUT THIS PROSPECTUS	i
NON-GAAP MEASURES	i
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	i
DOCUMENTS INCORPORATED BY REFERENCE	iii
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	iv
EXCHANGE RATE INFORMATION	iv
THE COMPANY	1
RISK FACTORS	2
USE OF PROCEEDS	19
PRIOR SALES	20
CREDIT RATINGS	20
MARKET FOR SECURITIES	20
CONSOLIDATED CAPITALIZATION	20
DESCRIPTION OF SHARE CAPITAL	21
DESCRIPTION OF WARRANTS	24
DESCRIPTION OF UNITS	25
DESCRIPTION OF SUBSCRIPTION RECEIPTS	26
DESCRIPTION OF SHARE PURCHASE CONTRACTS	28
CERTAIN INCOME TAX CONSIDERATIONS	28
SELLING SECURITYHOLDERS	28
PLAN OF DISTRIBUTION	29
EXPERTS	31
INTERESTS OF EXPERTS	31
LEGAL MATTERS	31
AGENT FOR SERVICE OF PROCESS	31
WHERE YOU CAN FIND MORE INFORMATION	31
ENFORCEABILITY OF CIVIL LIABILITIES	32

(iv)

ABOUT THIS PROSPECTUS

This document is in two parts. The first part is the Prospectus Supplement, which describes the terms of the Offering and adds to and updates information contained in the Prospectus and the documents incorporated by reference therein. The second part is the Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purpose of this Offering.

This Prospectus Supplement and the Prospectus and the documents incorporated by reference in this Prospectus Supplement and the Prospectus rely on and refer to information regarding various companies and certain market and industry data. The Company has obtained this information and industry data from independent market research reports and information made publicly available by such companies. Such reports generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy or completeness of such information is not guaranteed. Although the Company believes the market research and publicly available information are reliable, the Company has not independently verified and cannot guarantee the accuracy or completeness of that information and investors should use caution in placing reliance on such information.

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the Prospectus and on the other information included in the registration statement of which this Prospectus Supplement and the Prospectus forms a part. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. The Underwriters are not making an offer to sell or seeking an offer to buy the securities offered pursuant to this Prospectus Supplement and the Prospectus in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this Prospectus Supplement and the Prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this Prospectus Supplement and the Prospectus or of any sale of our securities pursuant thereto. Our business, financial condition, results of operations and prospects may have changed since those dates.

We prepare our consolidated financial statements in accordance with United States generally accepted accounting principles (“U.S. GAAP”), which may differ from generally accepted accounting principles which are in effect from time to time in Canada, including the International Financial Reporting Standards as issued by the International Accounting Standards Board. Therefore, our consolidated financial statements incorporated by reference in this Prospectus Supplement and Prospectus, and in the documents incorporated by reference in this Prospectus Supplement and Prospectus may not be comparable to financial statements of other Canadian companies.

In this Prospectus Supplement and the Prospectus, unless otherwise indicated, all dollar amounts and references to “$” or “US$ ” are to U.S. dollars and references to “C$” are to Canadian dollars. This Prospectus Supplement and the Prospectus and the documents incorporated by reference contain translations of some U.S. dollar amounts into Canadian dollars solely for your convenience. See “Exchange Rate Information”.

In this Prospectus Supplement and the Prospectus, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “TIP Inc.” or the “Company”, refer to Trilogy International Partners Inc. and its subsidiaries. References to “Trilogy LLC” mean Trilogy International Partners LLC, which is an indirect subsidiary of the Company.

NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators, and use a number of financial measures, that are not recognized measures under generally accepted accounting principles and do not have a standardized meaning under U.S. GAAP. Important details in respect of these non-GAAP measures, including how they are defined and calculated and why we use them, are included in the management’s discussion and analysis in respect of Trilogy LLC’s financial statements as at and for the years ended December 31, 2016 and 2015 (“Annual MD&A”) and our management’s discussion and analysis in respect of our financial statements as at June 30, 2017 and for the six months ended June 30, 2017 and 2016 (“Interim MD&A”), each of which is incorporated by reference into this Prospectus Supplement and Prospectus and in the documents incorporated by reference herein and therein. See the sections entitled “Definitions and Reconciliations of Non-GAAP Measures” in Trilogy LLC’s Annual MD&A and our Interim MD&A. None of these measures should be considered as an alternative to any measure calculated in accordance with U.S. GAAP. Similarly titled measures presented by other companies may have a different meaning and may not be comparable.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement and the Prospectus and the documents incorporated by reference herein and therein, contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. The words “expect”, “anticipate”, “may”, “will”, “estimate”, “continue”, “intend”, “believe” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this Prospectus Supplement and the Prospectus and the documents incorporated by reference herein and therein include, but are not limited to, statements relating to our business outlook for the short and longer term; our strategy, plans and future operating performance; statements about our beliefs, expectations, anticipations, estimates or intentions; forecasts and projections relating to service revenues, loss from continuing operations, Adjusted EBITDA and capital expenditures; dividend payments; the growth of new products and services; the expected growth in subscribers and the services to which they subscribe; the cost of acquiring and retaining subscribers and the deployment of new services; continued cost reductions and efficiency improvements; and all other statements that are not historical facts.

Such statements reflect our current views with respect to future events and are subject to, and are necessarily based upon, a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The material assumptions used by us to develop such forward-looking statements include, but are not limited to:

•	the absence of unforeseen changes in the legislative and operating frameworks for the Company;
•	the Company meeting its future objectives and priorities;
•	the Company having access to adequate capital to fund its future projects and plans;
•	the Company’s future projects and plans proceeding as anticipated;
•	taxes payable;
•	subscriber growth, pricing, usage and “churn” rates;
•	technology deployment;
•	data based on good faith estimates that are derived from management’s knowledge of the industry and other independent sources;
•	assumptions concerning general economic and industry growth rates; and
•	commodity prices, currency exchange and interest rates and competitive intensity.

Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation:

•	Trilogy LLC’s history of incurring losses and the possibility that the Company will incur losses in the future;
•	the Company having insufficient financial resources to achieve its objectives;
•	risks associated with any potential acquisition, investment or merger;
•	the Company’s significant level of consolidated indebtedness and the refinancing, default and other risks, as well as the limits, restrictive covenants and restrictions resulting therefrom;
•	the Company’s and Trilogy LLC’s status as holding companies;
•	the restrictive covenants in the Notes Indenture (as defined below), the Senior Facilities Agreement (as defined below) and the Bolivian Syndicated Loan Agreement (as defined below);
•	the Company’s and Trilogy LLC’s abilities to incur additional debt despite its indebtedness level;
•	the Company’s ability to refinance its indebtedness;
•	the risk that the Company’s credit ratings could be downgraded;
•	the significant political, social, economic and legal risks of operating in Bolivia;
•	the regulated nature of the industry in which the Company participates;
•	the Company’s operations being in markets with substantial tax risks and inadequate protection of shareholder rights;
•	the need for spectrum access;
•	the use of “conflict minerals” and the effect thereof on manufacturing of certain products, including handsets;
•	anti-corruption compliance;
•	intense competition in all aspects of business;
•	lack of control over network termination costs, roaming revenues and international long distance revenues;
•	rapid technological change and associated costs;
•	reliance on equipment suppliers;
•	subscriber “churn” risks, including those associated with prepaid accounts;
•	the need to maintain distributor relationships;
•	the Company’s future growth being dependent on innovation and development of new products;
•	security threats and other material disruptions to the Company’s wireless network;
•	the ability of the Company to protect subscriber information;
•	actual or perceived health risks associated with handsets;
•	litigation, including class actions and regulatory matters;

•	fraud, including device financing, customer credit card, subscription and dealer fraud;
•	reliance on limited management resources;
•	risks associated with the minority shareholders of the Company’s subsidiaries;
•	general economic risks;
•	natural disasters including earthquakes;
•	foreign exchange and interest rate changes;
•	currency controls and withholding taxes;
•	interest rate risk;
•	Trilogy LLC’s ability to utilize carried forward tax losses;
•	tax related risks;
•	the Company’s dependence on Trilogy LLC to make contributions to pay the Company’s taxes and other expenses;
•	Trilogy LLC’s obligations to make distributions to the Company and the other owners of Trilogy LLC;
•	differing interests among the Company’s and Trilogy LLC’s equity owners in certain circumstances;
•	the Company’s internal controls over financial reporting;
•	new laws and regulations;
•	risks as a publicly traded company, including, but not limited to, compliance and costs associated with the U.S. Sarbanes-Oxley Act of 2002 (“SOX”) (to the extent applicable);
•	risks related to reduced disclosure requirements of an “emerging growth company”;
•	foreign private issuer status under U.S. federal securities laws;
•	market coverage;
•	volatility of the Common Share price;
•	dilution of the Common Shares and other risks associated with equity financings;
•	restrictions on the ability of Trilogy LLC’s subsidiaries to pay dividends;
•	the Company’s payment of dividends while any of its debt securities are outstanding;
•	risks related to the influence of securities industry analyst research reports on the trading market for the Common Shares;
•

ability to enforce actions against the Company, certain of the Company’s directors and officers or the experts named in this Prospectus Supplement or the Prospectus under U.S. federal securities laws; and

•	the use of net proceeds.

Forward-looking information or statements, by their very nature, involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking information or statements. In evaluating these statements or information, prospective purchasers should specifically consider various factors, including the risks outlined in the “Risk Factors” section in this Prospectus Supplement and the Prospectus and the documents incorporated by reference in this Prospectus Supplement and the Prospectus. These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking information or statements. Should one or more of these risks or uncertainties or a risk that is not currently known to us materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described in this Prospectus Supplement and the Prospectus. These forward-looking information or statements are made as of the dates of this Prospectus Supplement and the Prospectus or, in the case of documents incorporated by reference in this Prospectus Supplement and the Prospectus, as of the dates of such documents, and we do not intend, and do not assume any obligation, to update these forward-looking information or statements, except as required by law. Investors are cautioned that forward-looking information or statements are not guarantees of future performance and investors are cautioned not to put undue reliance on forward-looking information or statements due to their inherent uncertainty.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of this Offering. Other documents are also incorporated, or are deemed to be incorporated by reference into the Prospectus and reference should be made to the Prospectus for full particulars thereof.

Information has been incorporated by reference in this Prospectus Supplement and the Prospectus from documents filed with securities commissions or similar authorities in Canada, or with the SEC. Copies of the documents incorporated by reference in this Prospectus Supplement and the Prospectus and not delivered with this Prospectus Supplement may be obtained on request without charge from the Corporate Secretary of Trilogy International Partners Inc. at Suite 400, 155 108th Avenue NE, Bellevue, Washington, 98004, telephone: (425) 458-5900, or by accessing the disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval, or SEDAR, at www.sedar.com. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System, or EDGAR, at www.sec.gov.

The following documents, filed with the securities commissions or similar regulatory authorities in certain provinces and territories of Canada and filed with, or furnished to, the SEC are specifically incorporated by reference into, and form an integral part of, the Prospectus and this Prospectus Supplement:

•	the template version (as defined under National Instrument 41-101 General Prospectus Requirements (“NI 41-101”)) of the term sheet for the Offering dated [•], 2017 (the “Term Sheet”), filed on SEDAR on September 22, 2017 and with the SEC on EDGAR as Exhibit 99.1 to the Form 6-K filed on September 22, 2017 (“September Form 6-K”);

•	the template version (as defined under National Instrument 41-101 General Prospectus Requirements (“NI 41-101”)) of the investor presentation dated [•], 2017 (the “Investor Presentation”), filed on SEDAR on September 22, 2017;

•	our unaudited interim consolidated financial statements for the six months ended June 30, 2017 and 2016;

•	the Interim MD&A;

•	our annual information form for the fiscal year ended December 31, 2016, dated as of March 27, 2017 (“AIF”);

•	our audited annual consolidated financial statements for the fiscal years ended December 31, 2016 and 2015, together with the notes thereto and the auditor’s reports thereon;

•	the Annual MD&A;

•	our annual report on Form 40-F for the fiscal year ended December 31, 2016;

•	the management information circular dated December 22, 2016, as amended January 12, 2017, in respect of the special meeting of shareholders of Alignvest Acquisition Corporation (“Alignvest”) held on January 24, 2017;

•	our material change report dated February 17, 2017 regarding the closing of the Arrangement (as defined below); and

•	our material change report dated May 1, 2017 with respect to Trilogy LLC pricing the offering of the Trilogy LLC Notes (as defined below).

The Investor Presentation is included as Appendix “A” to this Prospectus Supplement. The template versions of the Term Sheet and the Investor Presentation do not form part of this Prospectus Supplement and the Prospectus to the extent that the contents therof have been modified or superseded by a statement contained in this Prospectus Supplement and the Prospectus. Any documents of Company of the type described in Section 11.1 of Form 44-101F1 Short Form Prospectuses (“NI 44-101”) and any “template version” of “marketing materials” (each as defined in NI 41-101), which are required to be filed by the Company with a securities commission or similar authority in any province or territory of Canada, and filed by the Company with, or furnished to, the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date hereof and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement and the Prospectus (in the case of documents furnished to the SEC, if and to the extent expressly provided therein).

In addition, any future document or information that the Company files with, or furnishes to, the SEC pursuant to Sections 13(a), 13(c) or 15(d) of the Exchange Act, after the date hereof and before the termination of the Offering, will be deemed to be incorporated by reference in the registration statement of which this Prospectus Supplement and Prospectus forms a part (in the case of a report on Form 6-K, if and to the extent expressly provided therein).

Any statement contained in the Prospectus, in this Prospectus Supplement or in any document incorporated or deemed to be incorporated by reference in this Prospectus Supplement or the Prospectus for the purpose of this Offering shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained herein or in the Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus Supplement, except as so modified or superseded.

References to our website in any documents that are incorporated by reference into this Prospectus Supplement and the Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement and Prospectus, and we disclaim any such incorporation by reference.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this Prospectus Supplement under the heading “Documents Incorporated by Reference” and in the Prospectus under “Documents Filed as Part of the Registration Statement”, the following document has been or will be filed with the SEC as part of the registration statement of which this Prospectus Supplement forms a part: the underwriting agreement described under the heading “Plan of Distribution”. In addition to documents previously listed in the Prospectus as being incorporated by reference in the Registration Statement of which the Prospectus forms a part, since the date of the Prospectus the Company has incorporated by reference into the Registration Statement (i) the above-mentioned unaudited interim consolidated financial statements for the six months ended June 30, 2017 and 2016 and the Interim MD&A filed with the SEC on August 9, 2017 as Exhibits to a report on Form 6-K and (ii) the Exhibit to the September Form 6-K; and will incorporate by reference into the Registration Statement, the Underwriting Agreement.

EXCHANGE RATE INFORMATION

The following table sets forth for each period indicated: (i) the exchange rates in effect at the end of the period; (ii) the high and low exchange rates during such period; and (iii) the average exchange rates for such period, for the U.S. dollar, expressed in Canadian dollars, as quoted by the Bank of Canada.

	Year Ended December 31
	2016	2015	2014
	C$	C$	C$
Closing	1.3427	1.3840	1.1601
High	1.4589	1.3990	1.1643
Low	1.2544	1.1728	1.0614
Average	1.3248	1.2787	1.1045

	Six Months Ended June 30
	2017	2016	2015
	C$	C$	C$
Closing	1.2977	1.3009	1.2474
High	1.3743	1.4589	1.2803
Low	1.2977	1.2544	1.1728
Average	1.3343	1.3302	1.2354

On September 21, 2017, the daily exchange rate as quoted by the Bank of Canada was US$ 1.00 = C$1.2339.

The following table sets forth, for the periods indicated, the high, low, average and period-end spot rates of exchange for the New Zealand dollar, expressed in U.S. dollars, published by Oanda (www.oanda.com).

	Year Ended December 31
	2016	2015	2014
	US$	US$	US$
Closing	0.6918	0.6844	0.7823
High	0.7442	0.7825	0.8815
Low	0.6386	0.6265	0.7659
Average	0.6969	0.6999	0.8300

	Six Months Ended June 30
	2017	2016	2015
	US$	US$	US$
Closing	0.7322	0.7109	0.6793
High	0.7322	0.7207	0.7825
Low	0.6843	0.6386	0.6793
Average	0.7075	0.6771	0.7417

THE COMPANY

The following description of the Company does not contain all of the information about the Company and its properties and business that you should consider before investing in the Offered Shares. You should carefully read the entire Prospectus Supplement and the Prospectus, including the sections titled “Risk Factors”, as well as the documents incorporated by reference herein and therein before making an investment decision.

Summary Description of the Business of the Company

Trilogy LLC, based in Bellevue, Washington, is an internationally focused wireless telecommunications company. Trilogy LLC was founded in 2005 by John W. Stanton, Bradley J. Horwitz, and Theresa E. Gillespie (collectively, the “Trilogy Founders”). Trilogy LLC initially purchased assets from Western Wireless Corporation, which had been founded by the Trilogy Founders and sold to Alltel Corporation for $6 billion in 2005.

Following the completion of a business combination with Trilogy LLC by way of a court approved plan of arrangement (the “Arrangement”) on February 7, 2017 pursuant to the terms of an arrangement agreement dated November 1, 2016 (as amended December 20, 2016) between Alignvest and Trilogy LLC, the Company owns and controls majority stakes in two operations that the Trilogy Founders grew from greenfield developments. Two Degrees Mobile Limited (“2degrees”) in New Zealand, with estimated wireless market share of approximately 24%, and Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia), S.A. (“NuevaTel”) in Bolivia, with estimated wireless market share of approximately 22%, provide communications services customized for each market, including local, international long distance, and roaming services for both customers and international visitors roaming on their networks. 2degrees also provides fixed voice and broadband services in New Zealand. Both companies provide mobile services on both a prepaid and postpaid basis.

For a further description of the business of the Company, see the section entitled “Description of the Business of the Company” in the AIF.

USE OF PROCEEDS

The net proceeds from the Offering to the Selling Shareholders will be approximately C$[•] million, after deducting the Underwriters’ Commission of C$[•] million. All expenses of the Underwriters in connection with the Offering, which are expected to be approximately C$[•] will be payable by the Company upon receiving an invoice thereof from the Underwriters and shall be payable whether or not the Offering is completed. The Company will not receive any of the proceeds from the sale of the Offered Shares by the Selling Shareholders pursuant to this Offering.

CONSOLIDATED CAPITALIZATION

Since June 30, 2017, there have been no material changes in the Company’s consolidated share and loan capital.

PRIOR SALES

The Company issued the following Common Shares and securities convertible into Common Shares during the 12-month period prior to the date hereof.

Common Shares

	Number of Common Shares	Price per Common
Date of Issuance	Issued	Share (US$)	Reason for Issuance
February 7, 2017	44,177,149	7.52	Arrangement
May 12, 2017	17,416	7.04	Common share dividend
June 28, 2017	57,047	6.44	Share transaction
August 10, 2017	45,141	6.14	Conversion of Trilogy Class C Units
August 25, 2017	190,785	6.32	Conversion of Trilogy Class C Units
September 1, 2017	77,242	6.30	Conversion of Trilogy Class C Units
September 6, 2017	210,564	6.13	Conversion of Trilogy Class C Units
September 14, 2017	15,394	6.22	Conversion of Trilogy Class C Units

Deferred Share Units

	Number of Deferred Share Units
Date of Grant	Granted	Value of Deferred Share Units (US$)
June 30, 2017	10,095	66,121

Restricted Share Units

	Number of Restricted Share Units
Date of Grant	Granted	Value of Restricted Share Units (US$)
June 10, 2017	1,416,214	9,842,482

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSX under the symbol “TRL”. Prior to February 2017 and prior to the completion of the Arrangement, the Common Shares were listed and posted for trading on the TSX under the symbol “AQX.A”. The following tables set out the market price range and trading volumes of the Common Shares on the TSX for the periods indicated below. The share prices referenced below for Common Shares listed and posted for trading on the TSX are referenced in Canadian dollars.

Month	High (C$)	Low (C$)	Volume
August 2016	9.89	9.72	23,600
September 2016	9.85	9.75	68,217
October 2016	9.91	9.77	43,875
November 2016	10.48	9.83	4,000,137
December 2016	10.39	9.93	2,552,020
January 2017	10.20	9.77	4,272,414
February 2017(1)	10.00	9.00	425,862
March 2017	10.02	9.35	1,478,348
April 2017	9.85	9.45	65,040
May 2017	9.79	9.40	930,192
June 2017	9.60	8.41	79,385
July 2017	8.59	7.54	140,317
August 2017	8.29	7.31	257,711
September 1-21, 2017	7.92	6.99	310,204

DESCRIPTION OF SHARE CAPITAL

Our authorized share capital consists of an unlimited number of Common Shares and one special voting share. As of the date of this Prospectus Supplement, we had 44,790,738 Common Shares and one special voting share issued and outstanding. In addition, as of the date of this Prospectus Supplement, there were 13,402,685 Common Shares issuable on exercise of the outstanding currently exercisable share purchase warrants to acquire Common Shares (the “Trilogy Warrants”), 1,416,214 Common Shares issuable upon the vesting of restricted share units, 10,095 Common Shares issuable upon the vesting of deferred share units and 38,881,454 Common Shares which are issuable upon redemption by holders of the Trilogy Class C Units, including 192,130 unvested Trilogy Class C Units. The Trilogy Class C Units consist of 8,581,462 Class C-1 Units, which become redeemable on February 7, 2019 (“Class C-1 Units”); 8,642,024 Class C-2 Units, which become redeemable on February 7, 2018 (“Class C-2 Units”) and 21,465,838 Class C-3 Units which are currently redeemable (“Class C-3 Units”). For a general description of the Company’s share capital, including the terms of the Common Shares; see “Description of Share Capital” in the Prospectus and the documents incorporated by reference in this Prospectus Supplement together with the Prospectus.

SELLING SHAREHOLDERS

The rights and obligations of the Selling Shareholders regarding selling the Offered Shares are, in part, determined by the terms of the Trilogy LLC Agreement. For further information regarding the relationship between the Company and the Selling Shareholders, see the section entitled “Corporate Structure” in the AIF.

The following table sets forth certain information regarding the Selling Shareholders’ ownership of Trilogy Class C Units and the Common Shares before and after the completion of the Offering. All Trilogy Class C Units and the Common Shares shown below are owned beneficially and of record by the Selling Shareholders as of the date of this Prospectus Supplement.

_____________________________
(1) The data for February 2017 is a combination of trading prices and volumes for TRL and AQX.A. The data for TRL in February 2017, not including AQX.A, is high price $10.00, low price $9.00 and volume 65,787.

					Trilogy	Common
			Common	Common	Class C Units(1)(4)	Shares(5)
			Shares(3)	Shares(3)	Owned by the	Owned by the
			to be Issued	to be Sold by the	Selling	Selling
	Trilogy	Common	upon Redemption	Selling	Shareholders	Shareholders
	Class C Units(1)(2)	Shares(3)	of the Trilogy	Shareholders	After Giving	After Giving
The Selling	Currently Owned	Currently Owned	Class C Units	Pursuant to the	Effect to the	Effect to the
Shareholders	(#/%)	(#/%)	(#/%)	Offering (#/%)	Offering	Offering
Rodolphe Jean	1,305,101/3.37%	0/0%	305,101/0.68%	[•]/[•]%	[•]/[•]%	[•]/[•]%
Claude Flambert

R.B. Keller	616,161/1.59%	0/0%	616,161/1.38%	[•]/[•]%	[•]/[•]%	[•]/[•]%
Stapleton Family	111,622/0.29%	0/0%	111,622/0.25%	[•]/[•]%	[•]/[•]%	[•]/[•]%
Trust
David T. Pearson	77,020/0.20%	0/0%	37,000/0.08%	[•]/[•]%	[•]/[•]%	[•]/[•]%
Roger Blott	30,807/0.08%	755/0.00%	30,807/0.07%	[•]/[•]%	[•]/[•]%	[•]/[•]%
Peter Simpson	31,479/0.08%	0/0%	31,479/0.07%	[•]/[•]%	[•]/[•]%	[•]/[•]%

Tim R. Wong	15,403/0.04%	378/0.00%	15,403/0.03%	[•]/[•]%	[•]/[•]%	[•]/[•]%
David and Angela	12,277/0.03%	0/0%	12,277/0.03%	[•]/[•]%	[•]/[•]%	[•]/[•]%
Weiden Trust
Martha L. Weiden	12,277/0.03%	0/0%	12,277/0.03%	[•]/[•]%	[•]/[•]%	[•]/[•]%
LLC
Providence Trilogy	2,678,964/6.92%	0/0%	2,678,964/5.98%	[•]/[•]%	[•]/[•]%	[•]/[•]%
Cayman Ltd.
Joseph N. Walter &	51,904/0.13%	4,076/0.01%	51,904/0.12%	[•]/[•]%	[•]/[•]%	[•]/[•]%
Kathy L. Mares
Coastline	2,744,821/7.09%	0/0%	2,744,821/6.13%	[•]/[•]%	[•]/[•]%	[•]/[•]%
International
Limited
Jennifer Pere	23,105/0.06%	0/0%	23,105/0.05%	[•]/[•]%	[•]/[•]%	[•]/[•]%
Isenberg 2014	352,496/0.91%	0/0%	352,496/0.79%	[•]/[•]%	[•]/[•]%	[•]/[•]%
Insurance Trust
Pierre Liautaud	9,731/0.03%	0/0%	9,731/0.02%	[•]/[•]%	[•]/[•]%	[•]/[•]%
Estate of Eric Hertz,	82,642/0.21%	57,047/ 0.13%	82,642/0.18%	[•]/[•]%	[•]/[•]%	[•]/[•]%
Eli Hertz executor

(1) Common Shares are issuable upon redemption by holders of the Trilogy Class C Units on a 1:1 basis in accordance with the terms and conditions of the Trilogy LLC Agreement.
(2) Based on 38,689,324 total number of issued and outstanding Trilogy Class C Units as of the date hereof, not including 192,130 restricted Trilogy LLC Class C Units
(3) Based on 44,790,738 total number of issued and outstanding Common Shares as of the date hereof.
(4) Based on the total number of issued and outstanding Trilogy Class C Units after giving effect to the Offering.
(5) Based on the total number of issued and outstanding Common Shares after giving effect to the Offering.

Certain holders of the Common Shares comprised of former minority shareholders of 2degrees have expressed an interest in selling certain of their Common Shares under the Offering.

PLAN OF DISTRIBUTION

The Offering

The Selling Shareholders are selling the Offered Shares through the Underwriters named below with Scotia Capital Inc. and TD Securities Inc. as the Lead Underwriters. Subject to the terms and conditions of the Underwriting Agreement, each of the Underwriters has severally and not jointly agreed to purchase the number of Offered Shares listed next to its name in the following table:

Underwriters	Number of Offered Shares
Scotia Capital Inc.	[•]
TD Securities Inc.	[•]
Macquarie Capital Markets Canada Ltd.	[•]
Total:	[•]

The Offered Shares are offered subject to a number of conditions, including:

➢	receipt and acceptance of the Offered Shares by the Underwriters;
➢	approval of legal matters by their counsel, including the validity of the Offered Shares;
➢	the Underwriters’ right to reject orders in whole or in part; and
➢	other conditions contained in the Underwriting Agreement, such as the receipt by the Underwriters of officers’ certificates and legal opinions.

Bradley Horwitz, a director of the Company, has expressed an interest in purchasing Offered Shares under the Offering. Other directors and insiders of the Company may purchase Offered Shares in the Offering as well.

The obligations of the Underwriters may be terminated upon the occurrence of the events specified in the Underwriting Agreement, including, there shall have occurred, in the opinion of the Underwriters, acting reasonably, any material change or change in material fact in relation to the Company or there shall have been discovered any previously undisclosed material fact, in each case which would be expected to result in a material adverse change in relation to the Company or have a material adverse effect on the market price or value of the Common Shares; any change in the applicable securities laws of any province of Canada or the United States or any state thereof or any inquiry, investigation or other proceeding is made or any order is issued under or pursuant to any statute of Canada or any province thereof or any statute of the United States or any state thereof or any stock exchange in relation to the Company, any of its securities or the Selling Shareholders (except for any inquiry, investigation or other proceeding based upon activities of the Underwriters and not upon activities of the Company or the Selling Shareholders) which, in the opinion of the Underwriters, acting reasonably, prevents or restricts trading in or the distribution of the Common Shares or materially and adversely affects or might reasonably be expected to materially and adversely affect the market price or value of the Common Shares; there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence (including terrorism) or any law or regulation which, in the opinion of the Underwriters, acting reasonably, materially adversely affects or involves, or might reasonably be expected to materially adversely affect or involve, the financial markets or the business, operations or affairs of the Company and its subsidiaries, taken as a whole; the Company is in breach of any term, condition or covenant of the Underwriting Agreement or any representation or warranty given by the Company in the Underwriting Agreement becomes or is false; any order to cease or suspend trading in any securities of the Company or prohibiting or restricting the distribution of the Offered Shares is made, threatened or announced by the TSX or any securities regulatory authority, and the same has not been rescinded, revoked or withdrawn; or if the state of financial markets in Canada or elsewhere where it is planned to market the Offered Shares is such that, in the reasonable opinion of the Underwriters, the Offered Shares cannot be marketed profitably or successfully.

In connection with the Offering, certain of the Underwriters or securities dealers may distribute this Prospectus Supplement and the Prospectus electronically. The Offering is being made concurrently in all of the provinces and territories of Canada, except Québec, and in certain states of the United States pursuant to the multi-jurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada. The Offered Shares will be offered in the United States and Canada by the Underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents, as applicable. The Offering will not be made in any state of the United States where the Offering is not permitted. Subject to applicable law, the Underwriters may offer the Offered Shares outside of Canada and the United States.

Commissions

Offered Shares sold by the Underwriters to the public will initially be offered at the offering price set forth on the cover of this Prospectus Supplement. Any Offered Shares sold by the Underwriters to securities dealers may be sold at a discount of up to C$[•] per Offered Share from the public offering price. Any of these securities dealers may resell any Offered Shares purchased from the Underwriters to other brokers or dealers at a discount of up to C$[•] per Offered Share from the public offering price. Sales of Offered Shares may be made by affiliates of the Underwriters. If all of the Offered Shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms. Upon execution of the Underwriting Agreement, the Underwriters will be obligated, subject to the termination rights in the Underwriting Agreement, to purchase the Offered Shares at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

The following table shows the per Offered Share and total Underwriters’ Commission the Selling Shareholders will pay to the Underwriters:

Per Offered Share	C$[•]
Total	C$[•]

The Company estimates that the total expenses of the Offering payable by the Company, not including the Underwriters’ Commission, will be approximately C$[•]. All reasonable fees and expenses, including the reasonable fees and disbursements of the Underwtiers’ counsel, incurred by the Underwriters or on their behalf will be payable by the Company immediately upon receiving invoice thereof from the Underwriters and will be payable whether or not the Offering is completed. In connection with the Company’s offering of 8.875% Senior Secured Notes due 2022 on May 2, 2017, the Company previously reimbursed certain of the Underwriters or their affiliates, who acted as initial purchasers in the offering, for reasonable fees and expenses, including fees and disbursements of such initial purchasers’ counsel.

Covenants

Each of the Company and the Selling Shareholders, severally and not jointly, have agreed in the Underwriting Agreement, to indemnify the Underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, and, where such indemnification is unavailable, to contribute to payments that the Underwriters may be required to make in respect of such liabilities. The Company has agreed, jointly and severally, to indemnify the Selling Shareholders against certain liabilities, including certain liabilities under the U.S. Securities Act of 1933, as amended, and state securities laws, relating to the registration of the Common Shares offered by this Prospectus Supplement.

In order to facilitate the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our Common Shares in accordance with Regulation M under the Exchange Act.

The Underwriters may over-allot Common Shares in connection with the Offering, thus creating a short position for their own account. Short sales involve the sale by the Underwriters of a greater number of shares than they are committed to purchase in the Offering. To cover these short sales positions or to stabilize the market price of our Common Shares, the Underwriters may bid for, and purchase, Common Shares in the open market. These transactions may be effected on the TSX or otherwise. Additionally, the representatives, on behalf of the Underwriters, may also reclaim selling concessions allowed to another underwriter or dealer. Similar to other purchase transactions, the Underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our Common Shares may have the effect of raising or maintaining the market price of our Common Shares or preventing or mitigating a decline in the market price of our Common Shares. As a result, the price of our Common Shares may be higher than the price that might otherwise exist in the open market. No representation is made as to the magnitude or effect of any such stabilization or other activities. The Underwriters are not required to engage in these activities and, if commenced, may discontinue any of these activities at any time.

Nadir H. Mohamed, a member of our board of directors, also serves on the board of directors of the Toronto-Dominion Bank, the parent company of TD Securities Inc.

Pursuant to rules and policy statements of certain Canadian securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Offered Shares ends and all stabilization arrangements relating to the Offered Shares are terminated, bid for or purchase Common Shares. The foregoing restrictions are subject to certain exceptions including (a) a bid for or purchase of Common Shares if the bid or purchase is made through the facilities of the TSX, in accordance with the Universal Market Integrity Rules of Market Regulation Services Inc., (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client’s order was not solicited by the Underwriter, or if the client’s order was solicited, the solicitation occurred before the commencement of a prescribed restricted period, and (c) a bid or purchase to cover a short position entered into prior to the commencement of a prescribed restricted period. The Underwriters may engage in market stabilization or market balancing activities on the TSX where the bid for or purchase of the Common Shares is for the purpose of maintaining a fair and orderly market in the Common Shares, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be discontinued at any time.

From time to time, the Underwriters and/or their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us for which they would expect to receive customary fees and commissions.

Copies of this Prospectus Supplement and the Prospectus in electronic format may be made available on the websites maintained by one or more of the Underwriters. The representatives may agree to allocate a number of Common Shares to Underwriters for sale to their online brokerage account holders. The representatives will allocate Common Shares to Underwriters that may make Internet distributions on the same basis as other allocations. In addition, Common Shares may be sold by the Underwriters to securities dealers who resell shares to online brokerage account holders.

No Sale of Similar Securities

Without the prior written consent of the Lead Underwriters on behalf of the Underwriters, the Company will not, during the period ending 90 days after the date of the final prospectus supplement relating to the Offering, issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any securities of the Company, including Common Shares and any securities convertible into or exercisable or exchangeable for Common Shares or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether any such aforementioned transaction is to be settled by delivery of Common Shares or such other securities, in cash or otherwise or file any registration statement with the SEC or any prospectus with any Canadian securities regulator relating to the offering of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, or make any public announcement of any of the foregoing, other than the Company’s issuance of Common Shares upon the conversion or exchange of convertible or exchangeable securities outstanding on the date hereof, including the issuance of its Common Shares upon redemption of Trilogy Class C Units in accordance with their terms; the Company’s issuance of Common Shares upon the exercise of currently outstanding Trilogy Warrants; the grant of restricted share units and deferred share units under, or the issuance and sale of Common Shares pursuant to, employee equity incentive plans in effect on the date hereof; issuances of Common Shares under the Company’s dividend reinvestment plan; the issuance of Common Shares as consideration for an acquisition, or the filing with the SEC or any Canadian securities regulator of prospectus supplements to the Prospectus covering the resale of registrable securities as set forth in the Trilogy LLC Agreement.

Each of the Selling Shareholders and each of the Company’s directors and officers will enter into agreements providing that, subject to certain exceptions, for a period beginning from the date of the Underwriting Agreement and ending on the earlier of the termination of the Underwriting Agreement and the 90th day after the date of the final prospectus supplement relating to the Offering, they will not, without the prior written consent of the Lead Underwriters on behalf of the Underwriters, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, make any demand for or exercise any right with respect to the registration of any Common Shares or any security convertible or exercisable or exchangeable for Common Shares (other than inclusion of registrable securities as set forth in the Trilogy LLC Agreement in the resale registration prospectus) or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether any such transaction is to be settled by delivery of Common Shares or such other securities, in cash or otherwise, subject to certain exceptions.

Notice to Prospective Investors in European Economic Area

In relation to each Member State of the European Economic Area, no offer of securities which are the subject of the offering may be made to the public in that Member State, other than under the following exemptions under the Prospectus Directive:

A.       to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.        to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the Underwriters for any such offer; or

C.         in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities referred to in (a) to (c) above shall result in a requirement for the Company or the Underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person located in a Member State to whom any offer of securities is made or who receives any communication in respect of any offer of shares, or who initially acquires any securities will be deemed to have represented, warranted, acknowledged and agreed to and with the Underwriters and the Company that (1) it is a "qualified investor" within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any securities acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the securities acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the Underwriters has been given to the offer or resale; or where shares have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

The Company, the Underwriters and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

This prospectus supplement and the accompanying prospectus has been prepared on the basis that any offer of securities in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of securities. Accordingly any person making or intending to make an offer in that Member State of securities which are the subject of the offering contemplated in this prospectus supplement and the accompanying prospectus may only do so in circumstances in which no obligation arises for the Company or the Underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the Underwriters has authorized, nor do they authorize, the making of any offer of securities in circumstances in which an obligation arises for the Company or the Underwriters to publish a prospectus for such offer.

For the purposes of this provision, the expression an "offer of securities to the public" in relation to any securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Member State.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Settlement

It is expected that delivery of the Offered Shares offered hereby will be made against payment therefor on or about the closing date, which will be more than two business days following the date of this Prospectus Supplement (this settlement cycle being referred to as “T+2”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Offered Shares prior to the closing date will be required, by virtue of the fact that the Offered Shares will not settle in T+2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Offered Shares who wish to trade their Offered Shares prior to the closing date should consult their own advisors

Resale Registration Prospectus Supplement

It is expected that, in addition to this Prospectus Supplement, the Company will, promptly following completion of this Offering, also file a resale registration prospectus supplement in Canada and a resale registration prospectus supplement in the United States for the purpose of satisfying resale registration rights set forth in the Trilogy LLC Agreement in respect of the Common Shares issued or issuable upon redemption of those Trilogy Class C Units which are not included in this Offering. Any holders of the Trilogy Class C Units who are removed from the Offering and displaced to the offering pursuant to the resale registration prospectus supplement would also be subject to the aforementioned restriction on sales of similar securities.

RISK FACTORS

Investing in the Offered Shares is speculative and involves a high degree of risk due to the nature of our business, which is providing wireless communication services through our operating subsidiaries in New Zealand and Bolivia. The following risk factors, as well as risks currently unknown to us, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking information or statement relating to the Company, or its business, property or financial results, each of which could cause purchasers of Offered Shares to lose part or all of their investment. In addition to the other information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein, including our consolidated financial statements and related notes, prospective investors should carefully consider the factors set out under “Risk Factors” in the Prospectus and the factors set out below in evaluating the Company and its business before making an investment in the Offered Shares.

Risks relating to the Common Shares and the Offering.

The market price of the Common Shares may be highly volatile.

Market prices for telecommunication corporations have at times been volatile and subject to substantial fluctuations. From time-to-time, the stock market experiences significant price and volume fluctuations unrelated to the operating performance of particular companies. The market price of the Common Shares may be affected significantly by future announcements concerning the Company or its competitors, including those pertaining to financing arrangements, government regulations, developments concerning regulatory actions affecting the Company, litigation, additions or departures of key personnel, cash flow, and economic conditions and political factors in the U.S., Canada, New Zealand, Bolivia or other regions. In addition, there can be no assurance that the Common Shares will continue to be listed on the TSX.

The market price of the Common Shares could fluctuate significantly for many other reasons, including for reasons unrelated to the Company’s specific performance, such as reports by industry analysts, investor perceptions, or negative announcements by its subscribers, competitors or suppliers regarding their own performance, as well as general economic and industry conditions. For example, to the extent that other large companies within the Company’s industry experience declines in their stock price, the share price of the Common Shares may decline as well. In addition, when the market price of a company’s shares drops significantly, shareholders often institute securities class action lawsuits against the company. A lawsuit against the Company could cause it to incur substantial costs and could divert the time and attention of its management and other resources.

Sales of a substantial number of the Common Shares may cause the price of the Common Shares to decline.

Any sales of substantial numbers of the Common Shares in the public market (including those that may be offered pursuant to this Prospectus) or the exercise of significant amounts of the Trilogy Warrants or the perception that such sales or exercise might occur may cause the market price of the Common Shares to decline. The market price of the Common Shares could be adversely affected upon the expiration of lock up periods applicable to certain Company shareholders, including the minority shareholders of 2degrees that exchanged their 2degrees Shares for Common Shares at the completion of the Arrangement and the holders of Trilogy Class C Units, many of whom are expected to redeem their Trilogy Class C Units, which may result in the issuance to such holders of Common Shares that they may wish to sell shortly following such redemption. On August 7, 2017, lock-ups expired as to 7,605,315 Common Shares and 22,004,964 Trilogy Class C-3 Units, representing 66.1% of the current issued and outstanding Common Shares (or 44.7% of the issued and outstanding Common Shares assuming full redemption of the outstanding Trilogy Class C-3 Units into Common Shares). The total number of Common Shares which came out of lock-up (including those Common Shares issuable upon redemption of Trilogy Class C-3 Units) represents 2,528 times the average daily trading volume of the Common Shares during August 2017. Only [•] Common Shares attributable to Trilogy Class C-3 Units are included in this Offering; the balance may be sold into the market outside of this Offering. In addition, 14,227,951 Common Shares (including 8,642,024 issuable upon redemption of Class C-2 Units) will come out of lock-up on February 7, 2018 and 14,167,389 Common Shares (including 8,581,462 issued upon redemption of Class C-1 Units) will come out of lock-up on February 7, 2019. 13,402,685 Common Shares are issuable upon exercise of outstanding currently exercisable Warrants.

You may be unable to enforce actions against us, certain of our directors and officers, or the experts named in this Prospectus Supplement under U.S. federal securities laws.

We are a company continued under the laws of the Province of British Columbia. Some of our directors, as well as some of the experts named in the Prospectus or this Prospectus Supplement, reside principally in Canada. Because all or a substantial portion of our assets and the assets of these persons are located outside of the United States, it may not be possible for you to effect service of process within the United States upon us or those persons. Furthermore, it may not be possible for you to enforce against us or those persons in the United States, judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States. There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon U.S. federal securities laws and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws. Therefore, it may not be possible to enforce those actions against us, certain of our directors and officers or the experts named in this Prospectus Supplement.

The Company may not pay dividends.

Although the Company paid a dividend in the second quarter of 2017, payment of any future dividends or distributions by the Company will depend on its cash flows. The declaration and payment of future dividends or distributions by the Company will be at the discretion of the board of directors of the Company subject to restrictions under applicable laws, and may be affected by numerous factors, including the Company’s revenues, financial condition, acquisitions, capital investment requirements and legal, regulatory or contractual restrictions, including restrictive covenants (because they will affect the availability of cash to the Company with which to make distributions) contained in the indenture (the “Notes Indenture”) governing the $350 million aggregate principal amount of Trilogy LLC’s senior secured notes due in 2022 (the “Trilogy LLC Notes”), 2degrees’ senior debt facility agreement with the lenders under its existing senior debt facilities for a total of up to NZD$200 million of potential financing (the “Senior Facilities Agreement”) and NuevaTel’s $25 million debt facility with a consortium of Bolivian banks (the “Bolivian Syndicated Loan Agreement”). These agreements contain covenants restricting, among other things, dividends, distributions, redeeming, repurchasing or retiring subordinated debt. In addition, under the Senior Facilities Agreement, 2degrees and its subsidiaries are required to maintain various financial covenants, including a total interest coverage ratio, a senior leverage coverage ratio and a debt service coverage ratio, and, under the Bolivian Syndicated Loan Agreement, NuevaTel is required to maintain various financial covenants, including an indebtedness ratio, a debt coverage ratio, a current ratio and a structural debt ratio. 2degrees’ and NuevaTel’s ability to meet the applicable financial ratios can be affected by events beyond the Company’s control, and the Company cannot ensure that 2degrees and NuevaTel will be able to meet those ratios. The Company may not be in a position to pay dividends in the future. A failure to pay dividends or a reduction or cessation of the payment of dividends could materially adversely affect the trading price of the Common Shares.

Future issuances of equity securities by us or sales by our existing shareholders may cause the price of our securities to fall.

The market price of our equity securities could decline as a result of issuances of securities by us or sales by our existing shareholders of Common Shares in the market, or the perception that these sales could occur, during the currency of the Prospectus. Sales of Common Shares by shareholders pursuant to this Prospectus Supplement and the Prospectus or otherwise might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate. With an additional sale or issuance of equity securities, including upon the redemption of Trilogy Class C Units, investors will suffer dilution of their voting power and may experience dilution in earnings per share.

The trading market for the Common Shares is influenced by securities industry analyst research reports.

The trading market for the Common Shares is influenced by the research and reports that industry or securities analysts publish about the Company. If covered, a decision by an analyst to cease coverage of the Company, or fail to regularly publish reports on the Company could cause the Company to lose visibility in the financial markets, which in turn could cause the stock price or trading volume to decline. Moreover, if an analyst who covers the Company downgrades its stock, or if operating results do not meet analysts’ expectations, the stock price could decline.

The Company is treated as a U.S. domestic corporation for U.S. federal income tax purposes and is liable for both U.S. and Canadian income tax.

The Company is treated as a U.S. domestic corporation for U.S. federal income tax purposes under Section 7874 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). As a result, the Company is subject to U.S. federal income tax on its worldwide income and this treatment will continue indefinitely. In addition, the Company is subject to Canadian income tax on its worldwide income. Consequently, the Company is liable for both U.S. and Canadian income tax on its worldwide income, which could have a material adverse effect on its financial condition and results of operations.

Potentially adverse tax consequences may result from the receipt of dividends on the Common Shares.

Dividends received by holders of Common Shares who are residents of Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”) will be subject to U.S. federal withholding tax. A foreign tax credit under the Tax Act in respect of such U.S. withholding taxes may not be available to such holder.

Dividends received by a holder of Common Shares who is a U.S. Holder (as defined below under “Certain United States Federal Income Tax Considerations”) generally will not be subject to U.S. federal withholding tax but, if the holder is not a resident in Canada for the purposes of the Tax Act, will be subject to Canadian withholding tax. The Company is considered to be a U.S. domestic corporation for U.S. federal income tax purposes. As a result, dividends paid by the Company will be characterized as U.S. source income for purposes of the foreign tax credit rules under the Code. Accordingly, U.S. Holders generally will not be able to claim a credit for any Canadian tax withheld on the dividends unless the Canada-United States Income Tax Convention (1980) (the “Treaty”) as amended provides otherwise or they have other foreign source income that is subject to a low or zero rate of foreign tax and certain other conditions are met.

Dividends received by holders who are neither Canadian tax residents, nor U.S. Holders generally will be subject to both U.S. withholding tax and Canadian withholding tax. These dividends may not qualify for a reduced rate of U.S. withholding tax under any income tax treaty otherwise applicable to a shareholder of the Company, subject to examination of the relevant treaty.

The Company is a holding company that has no material assets other than its indirect interest in Trilogy LLC and, accordingly, it is dependent upon distributions from Trilogy LLC to pay taxes and other expenses.

The Company is a holding company and has no material assets other than its Trilogy Class B Units held indirectly through Trilogy International Partners Intermediate Holdings LLC (“Trilogy Intermediate Holdings”). Neither the Company nor Trilogy Intermediate Holdings has any means of generating revenue independent of Trilogy LLC. Trilogy LLC is treated as a partnership for U.S. federal income tax purposes and, as such, its taxable income will generally be allocated to its members for such purposes, pro rata according to the number of Class B units and Class C units of Trilogy LLC (the “Trilogy Class B Units” and “Trilogy Class C Units”, respectively) each member owns. Accordingly, Trilogy Intermediate Holdings will be subject to U.S. tax on its allocable share of any taxable income of Trilogy LLC (without regard to any distributions it may receive from Trilogy LLC). The operating agreement of Trilogy LLC (the “Trilogy LLC Agreement”) requires Trilogy LLC to make pro rata cash distributions, on a periodic basis, to its members holding Trilogy Class B or Trilogy Class C Units, based on an assumed 40% tax rate multiplied by Trilogy LLC’s taxable income (if any) for the period, and to pay expenses related to the operations of the Company and Trilogy Intermediate Holdings. To the extent that the Company and/or Trilogy Intermediate Holdings require funds to pay their tax liabilities or to fund their operations and Trilogy LLC is restricted from making distributions to the Company or Trilogy Intermediate Holdings under applicable agreements, laws or regulations or does not have sufficient cash to make the distribution of such funds, the Company may have to borrow funds or raise equity to meet those obligations, and its liquidity and financial condition could be materially adversely affected as a result. The Company may not be able to borrow funds on its own, and there can be no assurance that it will be able to issue additional equity on attractive terms or at all.

In certain circumstances, Trilogy LLC will be required to make distributions to the Company and the other owners of Trilogy LLC and such distributions may be substantial.

Trilogy LLC will be required to make pro rata cash tax distributions to its members based on an assumed 40% tax rate multiplied by Trilogy LLC’s taxable income (if any) for the applicable period. Funds used by Trilogy LLC to satisfy its tax distribution obligations will not be available for reinvestment in its business. Moreover, these tax distributions may be substantial, and may exceed (as a percentage of Trilogy LLC’s taxable income) the overall effective tax rate applicable to a similarly situated corporate taxpayer.

AGENT FOR SERVICE OF PROCESS

Bradley J. Horwitz, Chief Executive Officer of the Company, Erik Mickels, Senior Vice President and Chief Financial Officer of the Company, as well as John W. Stanton, Theresa E. Gillespie and Mark Kroloff, directors of the Company, reside outside of Canada and have appointed the following agent for service of process in Canada:

Name of Person	Name and Address of Agent

Bradley J. Horwitz, Erik Mickels, John W. Stanton, Theresa E.	Blakes Vancouver Services Inc.,
Gillespie and Mark Kroloff	c/o Blake, Cassels & Graydon LLP
595 Burrard Street, P.O. Box 49314
Suite 2600, Three Bentall Centre
Vancouver, British Columbia

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date of this Prospectus Supplement, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) generally applicable to an investor who acquires Offered Shares pursuant to the Offering and who, for the purposes of the Tax Act and at all relevant times, deals at arm’s length with the Company, the Selling Shareholders and the Underwriters, is not affiliated with the Company, the Selling Shareholders or the Underwriters, and who acquires and holds the Offered Shares as capital property (a “Holder”). Generally, the Offered Shares will be considered to be capital property to a Holder thereof provided that the Holder does not use the Offered Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder (i) that is a “financial institution” for the purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) an interest in which would be a “tax shelter investment” as defined in the Tax Act; (iv) that has made a functional currency reporting election under the Tax Act; or (v) that has or will enter into a “derivative forward agreement”, as that term is defined in the Tax Act, with respect to the Offered Shares. Such Holders should consult their own tax advisors with respect to an investment in Offered Shares.

This summary does not address the possible application of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act to a Holder that (i) is a corporation resident in Canada and (ii) is (or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is), or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of an Offered Share, controlled by a non-resident corporation for purposes of such rules. Such Holders should consult their own tax advisors with respect to the possible application of these rules.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force as of the date hereof and counsel’s understanding of the current published administrative and assessing practices of the Canada Revenue Agency (the “CRA”). This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all.

This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary. On July 18, 2017, the Minister of Finance (Canada) released a consultation paper that included an announcement of the government’s intention to amend the Tax Act to increase the amount of tax applicable to passive investment income earned through a private corporation. No specific amendments to the Tax Act were proposed in connection with this announcement. Holders that are private Canadian corporations should consult their own tax advisors.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to their particular circumstances.

Currency

For the purposes of the Tax Act, all amounts relating to the Offered Shares must be expressed in Canadian dollars, including adjusted cost base, proceeds of disposition and dividends, and amounts denominated in currency other than the Canadian dollar must be converted to Canadian dollars using the rate of exchange quoted by the Bank of Canada on the relevant date or such other rate of exchange that is acceptable to the Minister of National Revenue (Canada).

Resident Holders

The following section of this summary applies to Holders who, at all relevant times, for the purposes of the Tax Act, are or are deemed to be resident in Canada and are not resident or deemed to be resident in any other country (“Resident Holders”). Certain Resident Holders whose Offered Shares might not constitute capital property may make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to deem the Offered Shares, and every other “Canadian security” as defined in the Tax Act, held by such persons, in the taxation year of the election and each subsequent taxation year to be capital property. Resident Holders should consult their own tax advisors regarding this election.

Dividends

Dividends received or deemed to be received on the Offered Shares will be included in computing a Resident Holder’s income. In the case of an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of “taxable dividends” received from “taxable Canadian corporations” (as defined in the Tax Act). An enhanced dividend tax credit will be available to individuals in respect of “eligible dividends” designated by the Company to the Resident Holder in accordance with the provisions of the Tax Act. There may be limitations on the ability of the Company to designate dividends as eligible dividends.

Dividends received or deemed to be received by a corporation that is a Resident Holder on the Offered Shares must be included in computing its income but generally will be deductible in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition of the Offered Shares or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” (as defined in the Tax Act) or any other corporation resident in Canada and controlled, whether by reason of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received on the Offered Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income.

A Resident Holder may be subject to United States withholding tax on dividends received on the Offered Shares (see “Certain United States Federal Income Tax Considerations”). Any United States withholding tax paid by or on behalf of a Resident Holder in respect of dividends received on the Offered Shares by a Resident Holder may be eligible for foreign tax credit or deduction treatment where applicable under the Tax Act. Generally, a foreign tax credit in respect of a tax paid to a particular foreign country is limited to the Canadian tax otherwise payable in respect of income sourced in that country. Dividends received on the Offered Shares by a Resident Holder may not be treated as income sourced in the United States for these purposes. Resident Holders should consult their own tax advisors with respect to the availability of any foreign tax credits or deductions under the Tax Act in respect of any United States withholding tax applicable to dividends on the Offered Shares.

Dispositions of Offered Shares

Upon a disposition (or a deemed disposition) of an Offered Share (except to the Company), a Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such Offered Share, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such Offered Share to the Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Capital Gains and Capital Losses”.

The cost to a Resident Holder of an Offered Share acquired pursuant to the Offering will be averaged with the adjusted cost base of any other Common Shares of the Company held by such Resident Holder as capital property for the purposes of determining the Resident Holder’s adjusted cost base of each Offered Share.

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized in the year by such Resident Holder. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of Offered Shares by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such shares or shares substituted for such shares to the extent and in the circumstance specified by the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or beneficiary of a trust that owns such shares or that itself is a member of a partnership of a beneficiary of a trust that owns such shares. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) also may be liable to pay an additional refundable tax on its “aggregate investment income” for the year which will include taxable capital gains.

A Resident Holder may be subject to United States tax on a gain realized on the disposition of an Offered Share (see “Certain United States Federal Income Tax Considerations”). United States tax, if any, levied on any gain realized on a disposition of an Offered Share may be eligible for a foreign tax credit under the Tax Act to the extent and under the circumstances described in the Tax Act. Generally, a foreign tax credit in respect of a tax paid to a particular foreign country is limited to the Canadian tax otherwise payable in respect of income sourced in that country. Gains realized on the disposition of an Offered Share by a Resident Holder may not be treated as income sourced in the United States for these purposes. Resident Holders should consult their own tax advisors with respect to the availability of a foreign tax credit, having regard to their own particular circumstances.

Minimum Tax

Capital gains realized and dividends received by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to minimum tax under the Tax Act.

Non-Resident Holders

The following section of this summary is generally applicable to Holders who, at all relevant times, (i) for the purposes of the Tax Act, have not been and will not be deemed to be resident in Canada at any time while they hold the Offered Shares; and (ii) do not use or hold the Offered Shares in carrying on a business in Canada (“Non-Resident Holders”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. Such Holders should consult their own tax advisors.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Company are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty. For example, under the Treaty, the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty and entitled to benefits under the Treaty (a “U.S. Holder”) is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company beneficially owning at least 10% of the Company’s voting shares). Non-Resident Holders should consult their own tax advisors.

A Non-Resident Holder may be subject to United States withholding tax on dividends received on the Offered Shares (see “Certain United States Federal Income Tax Considerations”).

Dispositions of Offered Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Offered Share constitutes “taxable Canadian property” to the Non-Resident Holder thereof for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.

Provided the Offered Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which includes the TSX), at the time of disposition, the Offered Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60 month period immediately preceding the disposition the following two conditions are met concurrently: (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, partnerships in which the Non-Resident Holder or persons with whom the Non-Resident Holder did not deal at arm’s length holds a membership interest (either directly or indirectly through one or more partnerships), or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the Company; and (ii) more than 50% of the fair market value of the Offered Shares of the Company was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) or an option, an interest or right in such property, whether or not such property exists. Notwithstanding the foregoing, an Offered Share may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act.

Even if an Offered Share is taxable Canadian property to a Non-Resident Holder, any capital gain realized upon the disposition of such Offered Share may not be subject to tax under the Tax Act if such capital gain is exempt from Canadian tax pursuant to the provisions of an applicable income tax convention. A Non-Resident Holder’s capital gain (or capital loss) in respect of Offered Shares that constitute or are deemed to constitute taxable Canadian property (and are not exempt from the Tax Act by virtue of an income tax convention) will generally be computed in the manner described above under the subheading “Resident Holders – Dispositions of Offered Shares”.

Non-Resident Holders whose Offered Shares are taxable Canadian property should consult their own tax advisors.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of certain U.S. federal income tax considerations related to the acquisition, ownership and disposition of our Common Shares if you acquire Common Shares pursuant to this offering. This discussion is not a complete analysis or listing of all of the possible tax considerations related to such transactions and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth below deals only with holders that will hold Common Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment) and that do not own, and are not treated as owning, at any time, 10% or more of the total combined voting power of all classes of our stock entitled to vote. In addition, this description of certain U.S. federal income tax considerations does not address the tax treatment of special classes of holders, such as:

•	banks and other financial institutions;
•	regulated investment companies;
•	real estate investment trusts;
•	tax-exempt entities;
•	insurance companies;
•	partnerships or other pass-through entities and investors therein;
•	persons holding Common Shares as part of a hedging, integrated or conversion transaction, constructive sale or “straddle”;
•	persons who acquired Common Shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services;
•	U.S. expatriates;
•	controlled foreign corporations;
•	passive foreign investment companies;
•	corporations that accumulate earnings to avoid U.S. federal income tax;
•	a U.S. Holder (as defined below) that holds Common Shares through a non-U.S. broker or other non-U.S. intermediary;

•	persons subject to the alternative minimum tax;
•	dealers or traders in securities or currencies; or
•	holders whose functional currency is not the U.S. dollar.

This summary does not address any U.S. federal tax other than the income tax (such as U.S. federal estate and gift taxes, or the Medicare contribution tax on net investments), or any tax considerations under any state, local or foreign laws.

For purposes of this summary, you are a “U.S. Holder” if you are, for U.S. federal income tax purposes, a beneficial owner of Common Shares that is: (1) a citizen or an individual who is a resident of the United States as determined for U.S. federal income tax purposes; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

For purposes of this summary, you are a “Non-U.S. Holder” if you are, for U.S. federal income tax purposes, a beneficial owner of Common Shares that is an individual, corporation, estate or trust that is not a U.S. Holder.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Common Shares, the tax treatment of a partner in that partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner (or other owner of or participant in an entity or arrangement treated as a partnership for U.S. federal income tax purposes), you should consult your own tax advisor regarding the tax consequences of acquiring, owning and disposing of Common Shares.

The following discussion is based upon the Code, U.S. judicial decisions, published administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), Treasury regulations, and the Treaty, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax considerations different from those discussed below. The Company has not requested, and will not request, a ruling from the IRS with respect to any of the U.S. federal income tax considerations described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions reached and describe below.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Common Shares. No opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made hereby. Prospective holders are urged to consult their own tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable foreign income and other tax laws of the acquisition, ownership and disposition of Common Shares.

Treatment of the Company as a U.S. Domestic Corporation for U.S. Federal Income Tax Purposes

Under Section 7874 of the Code, the Company is treated as a U.S. corporation for all U.S. federal tax purposes. Thus, although the Company is organized under the laws of Canada and will be treated as a Canadian corporation for corporate law and Canadian federal income tax purposes, it is also treated as a U.S. domestic corporation for U.S. federal income tax purposes. As a result, the Company is subject to U.S. federal income tax on its worldwide income and also subject to Canadian income tax on its income. It is anticipated that such U.S. and Canadian tax treatment will continue indefinitely and that Common Shares will be treated indefinitely as shares in a U.S. domestic corporation for U.S. federal income tax purposes.

U.S. Holders

Distributions

The gross amount (without reduction for any Canadian withholding taxes) of any distribution made by us will generally be subject to U.S. federal income tax as dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such amount (including any amounts withheld in respect of Canadian withholding taxes) will be includable in gross income by you as ordinary income on the date that you actually or constructively receive the distribution in accordance with your regular method of accounting for U.S. federal income tax purposes. The amount of any distribution made by us in property other than cash will be the fair market value of such property on the date of the distribution.

To the extent that a distribution exceeds the amount of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in your adjusted tax basis in the Common Shares held by you on a share-by-share basis (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you upon a subsequent disposition of the Common Shares), with any amount that exceeds your adjusted basis being taxed as a capital gain recognized on a sale, exchange or other taxable disposition of your Common Shares (as discussed below). However, we do not intend to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles, and you should therefore assume that any distribution by us with respect to our Common Shares will be treated as dividends for U.S. federal income tax purposes.

The gross amount of any distributions paid in any non-U.S. currency will be included by you in income in a U.S. dollar amount calculated by reference to the spot exchange rate in effect on the day you actually or constructively receive the distribution in accordance with your regular method of accounting for U.S. federal income tax purposes, regardless of whether the payment is in fact converted into U.S. dollars. If such non-U.S. currency is converted into U.S. dollars on the date of receipt of the payment, you should not be required to recognize any foreign currency gain or loss with respect to your receipt of the non-U.S. currency as distributions. If, instead, such non-U.S. currency is converted at a later date, any foreign currency gains or losses resulting from the conversion of the non-U.S. currency will be treated as U.S. source ordinary income or loss.

Distributions on Common Shares paid to a U.S. Holder may be subject to withholding of Canadian tax. See “Certain Canadian Federal Income Tax Considerations – Non Resident Holders – Dividends.”

Foreign Tax Credit Limitations

Because the Company will be treated both as a U.S. domestic corporation for U.S. federal income tax purposes and as a Canadian corporation for Canadian federal income tax purposes, a U.S. Holder may pay, with respect to dividends paid on Common Shares, both, Canadian tax (through withholding) and U.S. federal income tax. For U.S. federal income tax purposes, a U.S. Holder may elect for any taxable year to receive either a credit or a deduction for all foreign income taxes paid by the holder during the year. Complex limitations apply to the foreign tax credit, including a general limitation that the credit cannot exceed the proportionate share of a taxpayer’s U.S. federal income tax that the taxpayer’s foreign source taxable income bears to the taxpayer’s worldwide taxable income. In applying this limitation, items of income and deduction must be classified, under complex rules, as either foreign source or U.S. source. The status of the Company as a U.S. domestic corporation for U.S. federal income tax purposes will cause dividends paid by the Company to be treated as U.S. source rather than foreign source for this purpose. As a result, a foreign tax credit may be unavailable to a U.S. Holder for any Canadian tax (including any Canadian withholding tax) paid on dividends received from the Company, unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources or unless the Treaty provides otherwise.

The foreign tax credit rules are complex and each U.S. Holder should consult its own tax advisor regarding these rules.

Sale, Exchange or Other Taxable Disposition of Common Shares

You generally will recognize gain or loss on the sale, exchange or other taxable disposition of our Common Shares in an amount equal to the difference between (i) the U.S. dollar amount realized on the sale, exchange or other taxable disposition (determined in the case of Common Shares sold or exchanged for any non-U.S. currency by reference to the spot exchange rate in effect on the date of the sale or exchange or, if the Common Shares are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date) and (ii) your adjusted tax basis in the Common Shares determined in U.S. dollars. Your initial tax basis in the Common Shares will be your U.S. dollar purchase price for the Common Shares (determined by reference to the spot exchange rate in effect on the date of the purchase, or if the Common Shares are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date). Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, you have held the Common Shares for more than one year. If you are an individual taxpayer, long-term capital gains are subject to taxation at favorable rates. The deductibility of capital losses is subject to limitations under the Code.

Gain or loss, if any, that you realize on a sale, exchange or other taxable disposition of Common Shares will be treated as having a U.S. source for U.S. foreign tax credit purposes. Consequently, you may not be able to use any foreign tax credits arising from any Canadian tax imposed on the sale, exchange or other taxable disposition of Common Shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources or unless the Treaty provides otherwise.

If you receive any non-U.S. foreign currency on the sale, exchange or other taxable disposition of Common Shares, you may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale or exchange (or the settlement date) of Common Shares and the date the sale proceeds are converted into U.S. dollars.

Information Reporting and Backup Withholding

Information reporting may apply to dividends paid to you in respect of Common Shares and the proceeds received by you from the sale, exchange or other disposition of Common Shares unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number and certification of exempt status. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your U.S. federal income tax liability, provided that the required information is furnished to the IRS in a timely manner.

Foreign Asset Reporting

Reporting requirements are imposed with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds US$50,000. Such U.S. Holders must attach a complete IRS Form 8938, statement of Specified Foreign Financial Assets, with their U.S. federal income tax return for each year to the extent such requirements apply to our Common Shares. U.S. Holders that fail to report required information may be subject to substantial penalties. You should consult your own tax advisor regarding the application of the information reporting rules to our Common Shares.

Non-U.S. Holders

Distributions

The gross amount (without reduction for any Canadian withholding taxes) of any distributions on our Common Stock generally will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that a distribution exceeds the amount of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in your adjusted tax basis in the Common Shares held by you on a share-by-share basis (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you upon a subsequent disposition of the Common Shares), with any amount that exceeds your adjusted tax basis being taxed as a capital gain recognized on a taxable disposition of your Common Shares (as discussed below). However, we do not intend to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles, and you should therefore assume that the entire amount of any distribution by us with respect to our Common Shares will be treated as dividends for U.S. federal income tax purposes.

Subject to withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each as discussed below, dividends paid to a Non-U.S. Holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable tax treaty. However, dividends that are effectively connected with the U.S. Holder’s conduct of a trade or business within the United States are not subject to the withholding tax (provided certain certification and disclosure requirements are satisfied). Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a U.S. Holder unless an applicable income tax treaty provides otherwise. A Non-U.S. Holder that is a corporation may also be subject to a “branch profits tax” at a 30% rate (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items.

A Non-U.S. Holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends generally will be required to complete an IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits. A Non-U.S. Holder whose dividends are effectively connected with the conduct of a trade or business within the United States will not be subject to U.S. withholding tax if the Non-U.S. Holder satisfies certain certification requirements by providing a properly executed IRS Form W-8ECI (or, in certain cases, IRS Form W-8BEN-E or W-8BEN) certifying eligibility for exemption.

A Non-U.S. Holder eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Taxable Disposition of Common Shares

While backup withholding and withholding under FATCA may apply upon the sale, exchange or other taxable disposition of Common Shares (see the discussion below), any gain realized on the disposition of Common Shares will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with the U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment of the Non-U.S. Holder);

•	the Non-U.S. Holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other requirements are met; or

•	we are or have been a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes and certain other conditions are met.

A Non-U.S. Holder described in the first bullet point above will be subject to tax on its net gain in the same manner as if it were a U.S. Holder. In addition, if a Non-U.S. Holder that is a foreign corporation falls under the first bullet point, it may be subject to the branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items.

An individual Non-U.S. Holder described in the second bullet point above will be subject to a flat 30% tax (or such lower rate specified by an applicable income tax treaty) on any gain derived on the disposition, which may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to those losses.

With respect to the third bullet point above, we believe we are not and do not anticipate becoming a USRPHC for U.S. federal income tax purposes.

Information Reporting and Backup Withholding

Information reporting generally will apply to the amount of dividends paid to each Non-U.S. Holder and any U.S. federal income tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

A Non-U.S. Holder will be subject to backup withholding for dividends paid to such Non-U.S. Holder unless such holder certifies under penalty of perjury that it is a Non-U.S. Holder or such Non-U.S. Holder otherwise establishes an exemption.

Proceeds of a disposition of Common Shares conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to information reporting or backup withholding. However, information reporting and, depending on the circumstances, backup withholding, will apply to the proceeds of a disposition of Common Shares within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a Non-U.S. Holder or such owner otherwise establishes an exemption.

FATCA

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or ‘‘FATCA’’), a 30% U.S. federal withholding tax may apply to any dividends paid on Common Shares and, for a disposition of Common Shares occurring after December 31, 2018, the gross proceeds from such disposition, in each case paid to (i) a ‘‘foreign financial institution’’ (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a ‘‘non-financial foreign entity’’ (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). Certain countries have entered into intergovernmental agreements with the United States implementing FATCA and such agreements may provide different rules with respect to a foreign financial institution in such countries. Withholding under FATCA applies to payments as described above regardless of whether the recipient receives the payments as a beneficial owner or acting as an intermediary. You should consult your tax advisor regarding these requirements and whether they may be relevant to your ownership and disposition of our Common Shares.

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon on behalf of the Company by Blake, Cassels & Graydon LLP with respect to Canadian legal matters and by Friedman Kaplan Seiler & Adelman LLP and Jones Day, with respect to matters of U.S. law, on behalf of the Underwriters by Stikeman Elliott LLP with respect to Canadian legal matters and Cahill Gordon & Reindel LLP with respect to certain U.S. legal matters and on behalf of the Selling Shareholders by Perkins Coie LLP. The partners and associates of Blake, Cassels & Graydon LLP as a group beneficially own, directly or indirectly, less than one percent of the outstanding Common Shares and Trilogy Class C Units of the Company. The partners, counsel and associates of Friedman Kaplan Seiler & Adelman LLP and Jones Day own, directly or indirectly, less than one percent (directly or indirectly) of the outstanding Common Shares and Trilogy Class C Units. The partners and associates of Stikeman Elliott LLP and Cahill Gordon & Reindel LLP as a group beneficially own, directly or indirectly, less than one percent of the outstanding Common Shares and Trilogy Class C Units of the Company. The partners and associates of Perkins Coie LLP as a group beneficially own, directly or indirectly, less than one percent of the outstanding Common Shares and Trilogy Class C Units of the Company.

REGISTRAR AND TRANSFER AGENT

The transfer agent and registrar for the Common Shares in Canada is TSX Trust Company at its principal offices in Toronto, Ontario and Vancouver, British Columbia.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file with the securities commission or authority in each of the applicable provinces and territories of Canada annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, we also file reports with, and furnish other information to, the SEC. Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

You may read any document we file with or furnish to the securities commissions and authorities of the provinces and territories of Canada through SEDAR and any document we file with, or furnish to, the SEC at the SEC’s public reference room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at l-800-SEC-0330 for further information on the public reference rooms. Certain of our filings are also electronically available on EDGAR, and may be accessed at www.sec.gov.

APPENDIX “A”

INVESTOR PRESENTATION

Trilogy International Partners

Trilogy International Partners Inc.

Investor Presentation

September 2017

Trilogy International Partners

Disclaimer

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada, except Quebec. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement or any applicable shelf pricing supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment, any applicable shelf prospectus supplement and any applicable shelf pricing supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Cautionary Statement Regarding Forward-Looking Information and Statements: This presentation contains "forward-looking information" within the meaning of applicable securities laws in Canada and "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking information and forward–looking statements may relate to our future outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, budgets, operations, financial results, taxes, dividend policy, plans and objectives. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as "estimates", "plans", "targets", "expects" or "does not expect", "an opportunity exists", "outlook", "prospects", "strategy", "intends", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will", "will be taken", "occur" or "be achieved". In addition, any statements that refer to expectations, intentions, estimates, projections or other characterizations of future events or circumstances contain forward-looking information and statements.

Forward-looking information and statements are provided for the purpose of assisting readers in understanding management's current expectations and plans relating to the future. Readers are cautioned that such information and statements may not be appropriate for other purposes. Forward-looking information and statements contained in this presentation are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. These opinions, estimates and assumptions include but are not limited to: general economic and industry growth rates; currency exchange rates and interest rates; product pricing levels and competitive intensity; income tax; subscriber growth; pricing, usage, and churn rates; changes in government regulation; technology deployment; availability of devices; timing of new product launches; content and equipment costs; vendor and supplier performance; the integration of acquisitions; industry structure and stability; data based on good faith estimates that are derived from management's knowledge of the industry and other independent sources. Despite a careful process to prepare and review the forward-looking information and statements, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Numerous risks and uncertainties, some of which may be unknown, relating to Trilogy International Partners Inc.'s business could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking information and statements. Among such risks and uncertainties, are those that relate to: Trilogy International Partners Inc.'s history of losses; Trilogy International Partners Inc.'s ability to refinance its indebtedness; Trilogy International Partners Inc. and Trilogy International Partners LLC's status as holding companies; Trilogy International Partners Inc.'s significant level of indebtedness and the refinancing, default and other risks, as well as limits, restrictive covenants and restrictions resulting therefrom; Trilogy International Partners Inc.'s ability to incur additional debt despite its indebtedness level; the risk that Trilogy International Partners Inc.'s credit ratings could be downgraded; Trilogy International Partners Inc. having insufficient financial resources to achieve its objectives; risks associated with any potential acquisition, investment or merger; the significant political, social, economic and legal risks of operating in Bolivia; Trilogy International Partners Inc.'s operations being in markets with substantial tax risks and inadequate protection of shareholder rights; the need for spectrum access; the regulated nature of the industry in which Trilogy International Partners Inc. participates; the use of "conflict minerals" and the effect thereof on manufacturing of certain products, including handsets; anti-corruption compliance; intense competition; lack of control over network termination, roaming and international long distance revenues; rapid technological change and associated costs; reliance on equipment suppliers; subscriber "churn" risks, including those associated with prepaid accounts; the need to maintain distributor relationships; Trilogy International Partners Inc.'s future growth being dependent on innovation and development of new products; security threats and other material disruptions to Trilogy International Partners Inc.'s wireless network; the ability of Trilogy International Partners Inc. to protect subscriber information; health risks associated with handsets; litigation, including class actions and regulatory matters; fraud, including device financing, customer credit card, subscription and dealer fraud; reliance on management; risks associated with the minority shareholders of Trilogy International Partners Inc.'s subsidiaries; general economic risks; natural disasters including earthquakes; foreign exchange and interest rate changes; currency controls; interest rate risk; Trilogy International Partners LLC's ability to utilize carried forward tax losses; Trilogy International Partners Inc.'s payment of dividends; tax related risks; Trilogy International Partners Inc.'s dependence on Trilogy International Partners LLC to pay taxes and other expenses; Trilogy International Partners LLC may be required to make distributions to Trilogy International Partners Inc. and the other owners of Trilogy International Partners LLC; differing interests among Trilogy International Partners Inc. and Trilogy International Partners LLC's equity owners; volatility of Trilogy International Partners Inc.'s common shares; dilution of Trilogy International Partners Inc.'s common shares; market coverage; Trilogy International Partners Inc.'s internal controls over financial reporting; new laws and regulations; and risks as a publicly traded company, including, but not limited to, compliance and costs associated with the U.S. Sarbanes-Oxley Act of 2002 (to the extent applicable).

September 2017
1

Trilogy International Partners

Disclaimer

Cautionary Statement Regarding Forward-Looking Information and Statements (Continued): Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information and statements in this presentation, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information in this presentation. Please see our continuous disclosure filings available under the Company's profile at www.sedar.com for information on the risks and uncertainties associated with our business. Readers should not place undue reliance on forward-looking information and statements, which speak only as of the date made. The forward-looking information and statements contained in this presentation represent our expectations as of the date of this presentation or the date indicated, regardless of the time of delivery of the presentation. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

Non-GAAP and Other Measures: We report certain non-GAAP measures that are used to evaluate the performance of Trilogy International Partners Inc. and its subsidiaries. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest U.S. GAAP measure.

Also included in the following are industry metrics that management finds useful in assessing the operating performance of Trilogy, and are often used in the wireless telecommunications industry, but do not have a standardized meaning under U.S. GAAP.

Adjusted EBITDA and Adjusted EBITDA Margin represents net income (loss) attributable to the Trilogy International Partners LLC ("Trilogy LLC" or "HoldCo") and or its subsidiaries excluding amounts for: Income tax expense; Interest expense; Depreciation, amortization and accretion; Equity-based compensation (recorded as a component of General and administrative expense); Net income (loss) attributable to non-controlling interests; gain (loss) on disposal and abandonment of assets; and all other non-operating income and expenses. Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by service revenues. Adjusted EBITDA and Adjusted EBITDA margin are common measures of operating performance in the telecommunications industry. We believe Adjusted EBITDA is a helpful measure because it allows us to evaluate our performance by removing from our operating results items that do not relate to our core operating performance. We believe that certain investors and analysts use Adjusted EBITDA to measure a company's ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use Adjusted EBITDA and Adjusted EBITDA margin to evaluate the performance of our business.

Monthly average revenue per wireless user ("Wireless ARPU") is calculated by dividing average monthly wireless service revenues during the relevant period by the average number of wireless subscribers during such period.

Churn is the rate at which existing subscribers cancel their services, subscribers are suspended from accessing the network or subscribers have no revenue generating event within the most recent 90 days, expressed as a percentage. Churn is calculated by dividing the number of subscribers disconnected by the average subscriber base. It is a measure of monthly subscriber turnover.

Basis of Presentation: This presentation reflects the Company's financial and operational results that are presented in more detail in Trilogy LLC's 2016 year-end financial report which is posted on our SEDAR profile at www.sedar.com. The Consolidated Financial Results included in this presentation are the results of operations for Bolivia, New Zealand, Headquarter costs and Other.

All dollar amounts are in USD, unless otherwise noted as a different currency. Amounts for subtotals and totals presented in tables may not sum arithmetically because of rounding.

September 2017
2

Trilogy International Partners

Wireless industry experts with proven value creation

- Leadership team has built and managed telecom assets resulting in >$60B of transaction value
- Significant experience in 15 international markets including the US
- Launched businesses which became part of the world's largest wireless providers

McCAW CELLULAR, INC. → at&t
Acquired for US$16B

western wireless → verizon
Acquired for US$6B(2)

VoiceStream → T-Mobile
Acquired for US$34B(1)

- Generated strong returns on many other deals in international markets

Austria	Latvia	Ireland	Hong Kong
tele.ring	BaltcomGSM	meteor	SmarTone
Acquired for €1.3B	Acquired for $277M(3)	Acquired for $519M	IPO market cap of $1.1B

Source: TIP Inc. filings and respective company press releases and filings.
Note: Financial figures are reported in US$ unless otherwise noted.
(1) Acquired by Deutsche Telekom, now T-Mobile US.
(2) Acquired by Alltel, now part of Verizon.
(3) Western Wireless owned a minority interest in BaltCom GSM and received proceeds of $67M.

September 2017
3

Trilogy International Partners

Veteran management team & world class board of directors

Trilogy International Partners

John Stanton *
Co-founder / Chairman

Theresa Gillespie *
Co-founder / Director

Brad Horwitz *
Co-founder / CEO

Erik Mickels
SVP, CFO

Scott Morris
SVP, General Counsel

2° VIVA estás vivo

Stewart Sherriff
CEO of 2degrees

Juan Pablo Calvo
CEO of NuevaTel

ALIGNVEST
ACQUISITION CORPORATION

Nadir Mohamed *
Chairman of Alignvest
Former CEO of Rogers

Anthony Lacavera *
Founder / former CEO of
WIND Mobile Canada

Reza Satchu *
Founder /
Managing Partner

* Indicates member of the board of directors.

September 2017
4

Trilogy International Partners

Unique and compelling investment opportunity

Visionary management team	Invest alongside highly experienced wireless entrepreneurs with track record of operating in both emerging and developed markets
Strong and growing businesses	Established operators in attractive 3-player telecom markets with opportunities for continued growth
Platform for additional value creation	Accelerate growth with organic expansion and opportunistic M&A
Attractive valuation	Participate in significant growth potential at a compelling valuation

September 2017
5

Trilogy International Partners

Meaningful scale in attractive 3-player telecom markets

	New Zealand	Bolivia
	○ 4.5M population ○ Operating for 8 years ○ 73.2% ownership ○ Original investment in 2008	○ 11.0M population ○ Operating for 16 [1] years ○ 71.5% ownership ○ Acquired in 2006
Financial metrics (2017 Guidance)		
• Service revenue	US$358M	US$268M
16A-17E Growth	14%	(1%)
• Adjusted EBITDA [2]	US$96M	US$84M
16A-17E Growth	21%	3%
% of total 2017E EBITDA [2]	53%	47%
• Adjusted EBITDA margin [3]	27%	31%
Wireless summary (2Q 2017)		
• Subscribers	1.4M	2.1M
• Key operators	2degrees / Vodafone / Spark	Viva / Entel / Tigo
• Market share	24%	23%
• Wireless ARPU (2Q)	US$15.74	US$9.99
Postpaid (2Q)	US$36.06	US$24.25
• % Postpaid of wireless subscriber base	27%	16%
• LTE penetration of wireless subscriber base	45%	17%
Network summary (2Q 2017)		
• Population coverage [4]	96% / 98% [5]	67%
• Total cell sites	1,048	1,080
• 4G / LTE sites	850	650
% Total cell sites	81%	60%

Source: Company filings, management analysis and CIA Factbook.
(1) Includes operating under Western Wireless International.
(2) Excludes corporate expenses.
(3) Adjusted EBITDA margin by segment is calculated as Adjusted EBITDA by segment divided by service revenues by segment.
(4) Management estimates.
(5) 96% own network, 98% including roaming agreement with Vodafone.

September 2017
6

Trilogy International Partners

Strong spectrum holdings in desirable spectrum bands

New Zealand

(in MHz)
20.0
19.6
50.0
30.0
700 MHz (1)
900 MHz (2)
1800 MHz
2100 MHz
Expiry
2031
2031
2021
2021

Bolivia

(in MHz)
50.0
30.0
50.0
1900 MHz
1700 / 2100 MHz
3500 MHz
Expiry
2019-2028 (3)
2029
2024-2027

Note: Spectrum holdings as of YE2016.

(1) The 2031 expiration for the 700 MHz spectrum is conditioned on payment of the spectrum license cost in installments by 2019. If the aforementioned criteria are not satisfied, the 700 MHz spectrum license expires in 2020.

(2) The 2031 expiration for the 900 MHz spectrum is conditioned on payment by May 2022 of the price of the spectrum license and satisfying certain New Zealand Commerce Act requirements per the sale offer. If these criteria are not satisfied, the rights to use the 900 MHz spectrum expire in 2022 except for 4 MHz that expires in 2031.

(3) 30 MHz (15MHz x2) expires in November 2019 and 20MHz (10MHz x2) expires in April 2028.

September 2017
7

Trilogy International Partners

Strong growth momentum and significant cash flow

Consolidated Service Revenues

(US$M)
8% YoY Growth
$280.2
$302.5
1H-16
1H-17

Consolidated Postpaid Subscribers

(000s)
7% YoY Growth
673
721
19%
20%
1H-16
1H-17
% of Total Wireless Subscribers

Consolidated Loss from Continuing Operations and Adjusted EBITDA (1)

Loss from continuing operations
(US$M)
1H-16
1H-17
23% YoY Improvement
($28.8)
($22.1)
Adjusted EBITDA
22% YoY Growth
$65.0
$79.1
51%
54%
1H-16
1H-17
Adjusted EBITDA

Consolidated Adjusted EBITDA Less Capital Expenditures (1)(2)

(US$M)
489% YoY Growth
$8.2
$48.3
1H-16
1H-17

(1) Consolidated Adjusted EBITDA and Consolidated Adjusted EBITDA Less Capital Expenditures represent non-U.S. GAAP Measures, please refer to "Non-GAAP reconciliation" below for more information.

(2) Capital expenditures represent purchases of property and equipment as presented in the Consolidated Statement of Cash Flows exclusive of amounts related to discontinued operations. Consolidated capital expenditures does not include the property and equipment additions which are financed under vendor-backed financing or capital lease arrangements.

September 2017
8

Trilogy International Partners

Growth platform poised for M&A

- Access to opportunistic deal flow
- Organic and inorganic prospects
- Disciplined approach leading to value creation
- May 2017 refinance of holdco notes provides runway for growth

September 2017
9

New Zealand: 2degrees highlights

- Strong OECD economy with positive underlying fundamentals
- Attractive industry backdrop with 2degrees well positioned to benefit
- Established, highly competitive challenger with strong national brand
- Full service provider after acquisition of fixed broadband company
- Track record of revenue and Adjusted EBITDA growth

1H-17 Adjusted EBITDA up 29% year over year, representing 54% of consolidated Adjusted EBITDA

September 2017
10

Balanced 3-player market driving strong economics

Strong mobile market share achieved since '09 launch

Other 1%
Spark
37%
24%
6.4M mobile connections (1)
38%
vodafone

Growing share of a large market

Other
10%
12%
US$3.9Bn telecom market (2) (3)
44%
34%
Spark
vodafone

Significant opportunity in fragmented fixed market

Other
Trust power
9%
4%
4%
27%
vodafone
VOCUS
13%
1.6M fixed broadband connections (1)
42%
Spark

- Overall size of the New Zealand telecom market is growing
- 2degrees continues to experience revenue increases

(1) IDC Tracker Revised September 2, 2017.
(2) IDC (1Q-17).
(3) Revenue includes mobile handset and excludes incoming revenue. Based on NZD/USD exchange rate of 0.7202 as per Bloomberg on 8/30/2017.

September 2017
11

Large telecom market with attractive fundamentals

Substantial and growing mobile market

NZ Mobile Retail Revenue (NZ$B) (1)

CAGR (06A-16A): 3.3%
$1.93
$1.97
$2.00
$2.05
$2.07
$2.14
$2.38
$2.44
$2.49
$2.54
$2.68
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

New Zealand postpaid market is growing (2)

Postpaid subscribers in 000s

1,992
8% increase
2,143
8% increase
2,323
8% increase
2,499
2013
2014
2015
2016

Significant headroom in postpaid mobile market

Postpaid as a % of Wireless Subscriber Base (2016A)

26%
44%
83%
New Zealand Peers(3)
North American Peers(4)

Strong growth in demand for mobile data

Data MB per average 2degrees subscriber

1,000
800
600
400
200
0
CAGR (10A-16A): 66.6%
2010
2011
2012
2013
2014
2015
2016

Source: Management reporting and estimates.

(1) Source: Commerce Commission New Zealand Annual Telecommunications Monitoring Reports. Represents June 30th year end.
(2) IDC Tracker Revised September 2, 2017.
(3) Includes Spark and Vodafone NZ. Spark and Vodafone NZ figures based on December 31 year end.
(4) Includes AT&T, Verizon, Sprint, T-Mobile USA, BCE, TELUS and Rogers. AT&T represents branded devices only. Verizon represents retail connections. T-Mobile USA represents branded devices only. Sprint excludes wholesale and affiliates.

September 2017
12

Double digit top-line growth with significant free cash flow generation

Ending Subscribers

(000s)
CAGR (10A-16A): 20%
499
12
487
843
78
765
1,110
145
965
1,235
193
1,042
1,314
249
1,065
1,391
313
1,051
1,495
372
1,067
1,483
380
1,039
2010
2011
2012
2013
2014
2015
2016
2Q-17
Prepaid Wireless
Postpaid Wireless
Wireline

Service Revenue

(NZ$M)
CAGR (10A-16A): 29%
$97
$161
$220
$263
$297
$365
$29
$336
$450
$62
$388
$490 (2)
2010
2011
2012
2013
2014
2015
2016
2017E
Mobile and Other
Wireline

US$	$71	$127	$178	$216	$247	$254	$314	$358 (2)

Adjusted EBITDA & Margin (1)

(NZ$M)
($33)
($35)
$10
4%
$43
16%
$57
19%
$80
22%
$113
25%
$132 (2)
27%
2010
2011
2012
2013
2014
2015
2016
2017E
EBITDA
Adj. EBITDA Margin

US$	($24)	($28)	$8	$35	$47	$55	$79	$96 (2)

Adjusted EBITDA Less Capital Expenditures (3) (4)

(NZ$M)

Capital Expenditures							
$39	$39	$51	$51	$61	$84	$73	$82 (2)

($72)
($74)
($41)
($8)
($5)
($4)
$40
$50 (2)
2010
2011
2012
2013
2014
2015
2016
2017E

US$	($52)	($59)	($33)	($6)	($4)	($2)	$28	$36 (2)

(1) Adjusted EBITDA margin by segment is calculated as Adjusted EBITDA by segment divided by service revenues by segment.
(2) 2017E figures represent management guidance. Figures in NZ$M based on exchange rate of 0.73.
(3) New Zealand capital expenditures represent purchases of property and equipment from continuing operations as it is presented in US$ in the segment information and which is a component of the total included in the Consolidated Statement of Cash Flows. Capital expenditures does not include the property and equipment additions which are financed under vendor-backed financing or capital lease arrangements. Capital projects require significant and on-going planning and thus timing of related cash outflows is subject to negotiations with vendors, project delivery dates, milestone acceptance and timing of supplier invoicing. As such, timing of cash and capital expenditures may differ materially from projected amounts.
(4) Adjusted EBITDA Less Capital Expenditures represents a non-U.S. GAAP measure, please refer to "Non-GAAP reconciliation" below for additional information.

September 2017
13

Key growth initiatives

- Continue growing postpaid and broadband subscriber base
- LTE overlay to drive higher data revenue
- Continue to introduce innovation in telecom market

Continued sustainable growth in service revenue and Adjusted EBITDA

September 2017
14

Bolivia: NuevaTel highlights

- Founded and operated since 1999 with current leadership team
- Attractive three-player wireless market structure
- Increasing LTE device adoption and data usage
- Recent network investment leading to ARPU and Data revenue increase
- Returning to growth through data revenue inflection point

Significant cash flow generation and $254M cumulative gross dividends distributed since 2008

September 2017
15

Attractive backdrop and market structure

GDP increasing annually since 2006 [1]

US$B
CAGR (06A-16A): 12%
$11
$13
$17
$17
$20
$24
$27
$31
$33
$33
$34
2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016

Real GDP Growth by Region [2]

5.4% 5.7% 6.1%
4.8% 4.6%
4.0%
3.4%
(1.7%)
5.8% 5.2% 5.1%
4.1% 4.4%
2.8%
6.8%
2.8%
5.5%
1.3%
4.9%
(0.2%)
4.3%
(0.7%)
2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016
LATAM(3)
Bolivia

Significant potential upside as wireless penetration expands to match LatAm peers

Latin America Wireless Penetration (2016) [4]

141%
19%
138%
23%
122%
26%
104%
15%
89%
19%
86%
17%
Argentina
Chile
Brazil
Colombia
Mexico
Bolivia
Wireless
LTE

3-player wireless market

Bolivian wireless market share by subscribers

23%
33%
44%
NuevaTel
Entel
Tigo

(1) The World Bank; GDP shown in current USD.
(2) The World Bank; aggregate growth rates calculated using constant 2010 US dollars GDP weights.
(3) LatAm includes 42 countries, all income groups.
(4) Sources: BofA Global Matrix 4Q16 and GSMAi.

September 2017
16

LTE and data represents a solid growth engine

Accelerated LTE Rollout…

LTE Cell Sites & Penetration

0
152
349
396
396
550
572
577
577
650
17%
38%
43%
42%
55%
54%
54%
54%
60%
1Q 2Q 3Q 4Q
2015
1Q 2Q 3Q 4Q
2016
1Q 2Q
2017
LTE Cell Sites
% of LTE Sites in Network

… declining LTE handset prices results in a growing base of LTE subscribers…

LTE Subscribers and % of Total Subscribers

103
135
179
223
291
347
4%
6%
8%
10%
13%
16%
1Q 2Q 3Q 4Q
2016
1Q 2Q
2017
LTE Subcribers

… increasing data usage …

Data MB per average subscriber

1,400
1,200
1,000
800
600
Growth of 82%
1Q 2Q 3Q 4Q
2016
1Q 2Q
2017

… drawing in consistent ARPU growth…

Blended ARPU and YoY Growth

$9.49
$9.58
$9.81
$10.28
$9.76
$9.99
1.0%
2.5%
5.0%
5.3%
2.8%
4.3%
1Q 2Q 3Q 4Q
2016
1Q 2Q
2017

Source: Management reporting and estimates.

September 2017
17

Rapidly approaching data revenue inflection point

Data as a % Wireless Service Revenues growing …

11 percentage point increase YoY
6 percentage point two-quarter increase
35%
37%
38%
42%
45%
48%
1Q
2Q
3Q
4Q
1Q
2Q
2016
2017

… with Voice and SMS declines stabilizing …

44%
42%
34%
37%
27%
31%
(19%)
(18%)
(19%)
(19%)
(18%)
(17%)
1Q
2Q
3Q
4Q
1Q
2Q
2016
2017
Data Rev YoY Growth
Voice & SMS Rev YoY Growth

… reaching $31 million in 2Q 2017...

(US$M)
$39
$23
$36
$24
$35
$25
$35
$28
$32
$29
$30
$31
1Q
2Q
3Q
4Q
1Q
2Q
2016
2017
Voice & SMS Revenue
Data Revenue

… and led to margin expansion

Adjusted EBITDA & Margin (US$M) (1)

$18
26%
$19
29%
$21
31%
$24
34%
$21
32%
$22
33%
1Q
2Q
3Q
4Q
1Q
2Q (2)
2016
2017

Source: Management reporting and estimates.
Data, Data Revenues excludes SMS.
(1) EBITDA margin show relative to service revenue.
(2) 2Q-17 benefitted from timing of expenses.

September 2017
18

Bolivia financial performance

Ending Subscribers

(000s)
1,880
2,052
2,314
2,516
2,477
2,368
2,217
2,133
110
145
202
265
294
323
345
341
1,696
1,829
2,036
2,176
2,110
1,974
1,809
1,729
2010
2011
2012
2013
2014
2015
2016
2Q-17
Postpaid
Prepaid
Other

Service Revenue

(US$M)
$236
$264
$302
$305
$293
$281
$270
$268 (2)
$35
$44
$57
$69
$72
$81
$90
$157
$184
$210
$203
$189
$170
$156
2010
2011
2012
2013
2014
2015
2016
2017E
Postpaid
Prepaid
Other

Adjusted EBITDA & Margin (1)

(US$M)
$88
$94
$110
$112
$106
$92
$82
$84 (2)
37%
36%
36%
37%
36%
33%
30%
31%
2010
2011
2012
2013
2014
2015
2016
2017E

Adjusted EBITDA Less Capital Expenditures (3) (4)

(US$M)
$56
$46
$70
$85
$63
$45
$25
$34
2010
2011
2012
2013
2014
2015
2016
2017E

Capital Expenditures							
$32	*$48*	*$40*	*$27*	*$43*	*$47*	*$56*	*$50*

(1) EBITDA margin shown as a percent of service revenue.
(2) 2017E figures represent management guidance.
(3) Bolivia capital expenditures represent purchases of property and equipment from continuing operations as it is presented in the segment information and which is a component of the total included in the Consolidated Statement of Cash Flows. Capital expenditures does not include the property and equipment additions which are financed under vendor-backed financing or capital lease arrangements. Capital projects require significant and on-going planning and thus timing of related cash outflows is subject to negotiations with vendors, project delivery dates, milestone acceptance and timing of supplier invoicing. As such, timing of cash and capital expenditures may differ materially from projected amounts.
(4) Adjusted EBITDA Less Capital Expenditures represents a non-U.S. GAAP measure, please refer to "Non-GAAP reconciliation" below for additional information.

September 2017
19

Key growth initiatives

- Drive continued LTE adoption
- Increase data usage amongst existing subscriber base
- Continue LTE overlay expansion

Return to steady growth in service revenue and Adjusted EBITDA

September 2017
20

Double digit revenue growth and strong cash flow generation

Trilogy International Partners

Ending Subscribers

(000s)
CAGR (10A-16A): 8%
2,379
499
1,880
2,895
843
2,052
3,424
1,110
2,314
3,751
1,235
2,516
3,790
1,314
2,477
3,759
1,391
2,368
3,712
1,495
2,217
2010
2011
2012
2013
2014
2015
2016
NuevaTel
2degrees

Service Revenue

(US$M)
CAGR (10A-16A): 11%
$307
$71
$236
$391
$127
$264
$481
$178
$302
$520
$216
$305
$539
$247
$293
$536
$254
$281
$585
$314
$270
2010
2011
2012
2013
2014
2015
2016
NuevaTel
2degrees

Loss from Continuing Operations and Adjusted EBITDA (1)

(US$M)
Loss from Continuing Operations
($67)
($89)
($39)
($24)
($35)
($41)
($41)
2010
2011
2012
2013
2014
2015
2016
Adjusted EBITDA
CAGR (10A-16A): 20%
$52
$88
($24)
$53
$94
($28)
$107
$8
$110
$139
$35
$112
$144
$47
$106
$139
$55
$92
$153
$79
$82
2010
2011
2012
2013
2014
2015
2016
NuevaTel
2degrees

% NZ EBITDA	7%	25%	33%	40%	52%

Adjusted EBITDA Less Capital Expenditures (1) (2)

(US$M)
($9)
($27)
$26
$71
$50
$35
$46
2010
2011
2012
2013
2014
2015
2016

Capital Expenditures						
$61	$80	$82	$68	$94	$104	$108

Note: Trilogy consolidated reflects the combination of 2degrees, NuevaTel and Trilogy stand alone, minus any adjustments for inter-company transactions. Consolidated Adjusted EBITDA represents non-U.S. GAAP measures; see "Non-GAAP reconciliation" in appendix for additional information. Amounts for subtotals and totals presented in the following tables may not sum arithmetically because of rounding.

(1) Consolidated Adjusted EBITDA and Consolidated Adjusted EBITDA Less Capital Expenditures represent non-U.S. GAAP measures, please refer to "Non-GAAP reconciliation" below for more information.

(2) Capital expenditures represent purchases of property and equipment as presented in the Consolidated Statement of Cash Flows exclusive of amounts related to discontinued operations. Consolidated capital expenditures does not include the property and equipment additions which are financed under vendor-backed financing or capital lease arrangements.

September 2017
22

Trilogy International Partners

Capital structure

Capital Structure June 30, 2017

Gross Debt (in M)	Average Rate	US$
Trilogy LLC 2022 Notes	8.9%	$ 350
New Zealand Senior Facilities Agreement *(due 2019)* [(1)]	4.0%	135
Bolivian Syndicated Loan *(due 2021)*	7.2%	22
Other	n.a	4
		$ 511

83.5 million combined shares and LLC units outstanding at 2Q17 [(2)]

Pre-Offering
Alignvest 12%
TRL Public Shareholders 31%
Trilogy Founders 21%
Other Trilogy LLC Legacy 26%
2degrees Minority & TINZ 10% (3)
Post-Offering of 8M Shares (Illustrative Purposes) (4)
Alignvest 12%
Trilogy Founders 21%
TRL Public Shareholders 40%
Other Trilogy LLC Legacy 21%
2degrees Minority & TINZ 6% (3)
Lock-up expiration – 50% on February 7, 2018 and remaining 50% on February 7, 2019
Lock-up expired August 7, 2017
No Lock-up

(1) On July 31, 2017 2degrees entered into an agreement to extend the term of the facility to January 5, 2019.
(2) Includes TIP Inc. common shares and Trilogy LLC redeemable class C units outstanding as of June 30, 2017 (excluding any restricted or unvested units).
(3) 1% of the total 83.5M shares included in the "2degrees Minority & TINZ" category include a lockup expiration of 50% on February 7, 2018 and the remaining 50% on February 7, 2019.
(4) Information provided for an offering of 8,000,000 shares for illustrative purposes only. There can be no assurance as to whether the offering will be completed or as to the actual size of the offering.

September 2017
23

Trilogy International Partners

Corporate structure

TIP Inc.
(British Columbia)
100%
Trilogy International Partners Holdings (U.S.) Inc. (Delaware)
Trilogy Class C Unit Holders
53.0%
47.0%
Trilogy International Partners LLC (Washington)
Nominal economic interest
71.5%
73.2%
Comteco
28.5%
NuevaTel (PCS de Bolivia) S.A (Bolivia)
Two Degrees Mobile Limited (New Zealand)
26.8%
2degrees Minority Holders
OpCo Debt at 06/30/2017: $22M
OpCo Debt at 06/30/2017: $135M

Note: Details related to wholly owned subsidiaries not shown in the simplified chart above may be found in the Annual Information Form (AIF) of Trilogy International Partners, Inc. (March 27, 2017) and in the Indenture relating to the Senior Notes due May 2022 of Trilogy International Partners LLC (May 2, 2017).

September 2017
24

Trilogy International Partners

Summary offering terms

Selling Shareholders	• ●(the "Selling Shareholders")
Issue Amount	• $●
Issue Price	• $● per share
Use of Proceeds	• The net proceeds of the offering will be paid directly to the Selling Shareholders. The Company will not receive any proceeds from this offering.
Retained Interest	• The Selling Shareholders will continue to beneficially own an aggregate ● common shares of the Company
Listing	• The existing Common Shares are listed on the Toronto Stock Exchange under the symbol "TRL"
Form of Offering	• Marketed public offering, eligible for sale pursuant to a shelf prospectus in all provinces and territories of Canada, except Quebec, in the United States pursuant to the Multi-Jurisdictional Disclosure System, and internationally as expressly permitted by the Company.
Eligibility	• RRSPs, RRIFs, RESPs, DPSPs, and TFSAs
Underwriting Fee	• 5.0%, payable upon Closing
Bookrunners	• Scotia Capital and TD Securities Inc.
Pricing	• On or about September 28, 2017
Closing	• On or about October 6, 2017

September 2017
25

Trilogy International Partners

2Q 2017 Consolidated results

Consolidated Financial Results

(US dollars in millions unless otherwise noted, unaudited)	Three months ended June 30			Six months ended June 30		
	2017	2016	% Chg	**2017**	2016	% Chg
Revenues						
New Zealand	**125.9**	115.3	9%	**250.0**	221.6	13%
Bolivia	**66.8**	67.7	(1)%	**133.4**	137.0	(3)%
Unallocated Corporate & Eliminations	**0.1**	0.2	(28)%	**0.2**	0.4	(38)%
Total revenues	**192.9**	183.2	5%	**383.6**	359.0	7%
Total service revenues	**150.8**	143.0	5%	**302.5**	280.2	8%
Loss from continuing operations	**(10.8)**	(14.3)	(25)%	**(22.1)**	(28.8)	(23)%
Adjusted EBITDA						
New Zealand	**20.1**	18.0	12%	**42.4**	33.0	29%
Bolivia	**21.7**	19.2	13%	**42.4**	37.1	14%
Unallocated Corporate & Eliminations	**(2.9)**	(2.2)	32%	**(5.8)**	(5.0)	14%
Adjusted EBITDA[1]	**38.9**	35.0	11%	**79.1**	65.0	22%
Adjusted EBITDA margin[1]	**26%**	24%	5%	**26%**	23%	13%
Cash provided (used in) by operating activities	**(2.9)**	10.6	(127)%	**1.7**	10.7	(84)%
Capital expenditures[2]	**17.9**	31.1	(42)%	**30.8**	56.8	(46)%
Capital Intensity	**12%**	22%	(45)%	**10%**	20%	(50)%

(1) These are Non-GAAP measures and do not have standardized meanings under GAAP. Therefore, they may not be comparable to similar measures presented by other companies. For definitions and reconciliation with the most directly comparable GAAP financial measures, see "Non-GAAP Measures and Other Financial Measures; Basis of Presentation" herein.

(2) Capital expenditures represent purchases of property and equipment as presented in the Consolidated Statement of Cash Flows exclusive of amounts related to discontinued operations. Consolidated capital expenditures does not include the property and equipment additions which are financed under vendor-backed financing or capital lease arrangements. Purchases of property and equipment from discontinued operations were $0.2 million for the six months ended June 30, 2016. There was no activity from the discontinued operations recorded after the sale of Trilogy Dominicana was completed on March 23, 2016.

September 2017
26

Trilogy International Partners

2Q 2017 New Zealand results

Financial Results

(US dollars in millions unless otherwise noted, unaudited)	Three months ended June 30 2017	2016	% Chg	Six months ended June 30 2017	2016	% Chg
Revenues						
Wireless service revenues	**67.7**	62.7	8%	**137.7**	121.5	13%
Wireline service revenues	**14.2**	10.2	40%	**27.7**	18.8	48%
Non-subscriber ILD and other revenues	**3.0**	3.5	(14)%	**5.6**	5.6	0%
Service revenue	**84.9**	76.3	11%	**170.9**	145.8	17%
Equipment sales	**41.0**	38.9	5%	**79.1**	75.9	4%
Total revenues	**125.9**	115.3	9%	**250.0**	221.6	13%
Adjusted EBITDA	**20.1**	18.0	12%	**42.4**	33.0	29%
Adjusted EBITDA margin[1]	**24%**	24%	1%	**25%**	23%	10%
Capital expenditures[2]	**10.7**	14.2	(25)%	**21.0**	26.5	(21)%
Capital Intensity	**13%**	19%	(32)%	**12%**	18%	(32)%

(1) Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Service Revenues.
(2) New Zealand capital expenditures represent purchases of property and equipment from continuing operations which is presented in US$ as a component of the total included in the Consolidated Statement of Cash Flows. Capital expenditures does not include the property and equipment additions which are financed under vendor-backed financing or capital lease arrangements. Capital projects require significant and on-going planning and thus timing of related cash outflows is subject to negotiations with vendors, project delivery dates, milestone acceptance and timing of supplier invoicing. As such, timing of cash and capital expenditures may differ materially from projected amounts.

September 2017
27

Trilogy International Partners

2Q 2017 New Zealand results (cont.)

Subscriber Results

(Thousands unless otherwise noted)	Three months ended June 30 2017	2016	% Chg	Six months ended June 30 2017	2016	% Chg
Postpaid						
Gross additions	20.9	24.6	(15)%	38.0	46.0	(17)%
Net additions	2.7[(1)]	15.1	(82)%	7.3	26.5	(73)%
Total postpaid subscribers	379.6	339.2	12%	379.6	339.2	12%
Prepaid						
Net losses	(32.5)	(24.9)	(31)%	(27.3)	(15.0)	(82)%
Total prepaid subscribers	1,039.4	1,035.9	0%	1,039.4	1,035.9	0%
Total wireless subscribers	1,418.9	1,375.1	3%	1,418.9	1,375.1	3%
Wireline						
Gross additions	7.2	8.3	(13)%	15.1	15.1	(0)%
Net additions	3.7	6.6	(44)%	8.6	12.1	(29)%
Total wireline subscribers	64.3	39.6	62%	64.3	39.6	62%
Total Subscribers	1,483.2	1,414.7	5%	1,483.2	1,414.7	5%
Monthly blended wireless ARPU ($, not rounded)	15.74	15.14	4%	16.06	14.78	9%
Monthly postpaid wireless ARPU ($, not rounded)	36.06	36.43	(1)%	36.75	35.31	4%
Blended wireless churn	3.5%	3.3%	6%	3.2%	3.1%	4%
Postpaid Churn	1.8%[(1)]	1.1%	63%	1.5%	1.1%	31%

(1) Includes deactivations of 3.0 thousand relating to Q1 2017 due to the IT system conversion. On an adjusted basis, Q1 2017 net additions would have been 1.6 thousand and 2Q 2017 would have been 5.7 thousand. Similarly, Q1 2017 postpaid churn would have been 1.4% and 2Q 2017 would have been 1.6%.

September 2017
28

Trilogy International Partners

2Q 2017 Bolivia results

Financial Results

(US dollars in millions unless otherwise noted, unaudited)	Three months ended June 30			Six months ended June 30		
	2017	2016	% Chg	**2017**	2016	% Chg
Revenues						
Wireless service revenue	**65.1**	65.2	(0)%	**129.9**	131.8	(1)%
Non-subscriber ILD and other revenues	**0.7**	1.2	(46)%	**1.5**	2.3	(38)%
Service revenue	**65.7**	66.4	(1)%	**131.4**	134.1	(2)%
Equipment sales	**1.1**	1.3	(13)%	**2.0**	2.9	(30)%
Total revenues	**66.8**	67.7	(1)%	**133.4**	137.0	(3)%
Adjusted EBITDA	**21.7**	19.2	13%	**42.4**	37.1	14%
Adjusted EBITDA margin[1]	**33%**	29%	14%	**32%**	28%	17%
Capital expenditures[2]	**7.2**	16.9	(57)%	**9.7**	30.2	(68)%
Capital Intensity	**11%**	25%	(57)%	**7%**	23%	(67)%

(1) Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Service Revenues.
(2) Bolivia capital expenditures represent purchases of property and equipment from continuing operations which is presented as a component of the total included in the Consolidated Statement of Cash Flows. Capital expenditures does not include the property and equipment additions which are financed under vendor-backed financing or capital lease arrangements. Capital projects require significant and on-going planning and thus timing of related cash outflows is subject to negotiations with vendors, project delivery dates, milestone acceptance and timing of supplier invoicing. As such, timing of cash and capital expenditures may differ materially from projected amounts.

September 2017
29

Trilogy International Partners

2Q 2017 Bolivia results (cont.)

Subscriber Results

(Thousands unless otherwise noted)	Three months ended June 30 2017	2016	% Chg	Six months ended June 30 2017	2016	% Chg
Postpaid						
Gross additions	**12.4**	15.8	(22)%	**27.1**	33.2	(18)%
Net (losses) additions	**(4.1)**	4.2	(199)%	**(3.7)**	10.7	(134)%
Total postpaid subscribers	**341.0**	333.7	2%	**341.0**	333.7	2%
Prepaid						
Net losses	**(71.6)**	(80.4)	(11)%	**(79.9)**	(144.8)	(45)%
Total prepaid subscribers	**1,729.0**	1,829.6	(5)%	**1,729.0**	1,829.6	(5)%
Total Wireless Subscribers[(1)]	**2,133.3**	2,229.9	(4)%	**2,133.3**	2,229.9	(4)%
Monthly blended wireless ARPU ($, not rounded)	**9.99**	9.58	4%	**9.95**	9.55	4%
Monthly postpaid wireless ARPU ($, not rounded)	**24.25**	22.32	9%	**23.58**	22.34	6%
Blended wireless churn	**6.4%**	6.4%	1%	**6.1%**	6.5%	(5)%
Postpaid Churn	**1.8%**	1.7%	5%	**1.8%**	1.8%	0%

(1) Includes public telephony and other wireless subscribers.

September 2017
30

Trilogy International Partners

Non-GAAP reconciliation

Reconciliation of Consolidated Adjusted EBITDA

(US$ in millions)	2010A	2011A	2012A	2013A	2014A	2015A	2016A	LTM[4]
Net loss from continuing operations	($66.6)	($88.5)	($38.9)	($23.7)	($34.9)	($41.1)	($40.6)	($33.8)
Depreciation, amortization and accretion	56.9	66.4	73.8	82.5	88.4	93.1	105.5	108.1
Equity-based compensation [1]	3.0	3.4	3.8	0.7	1.9	1.3	2.7	3.6
Loss on disposal and abandonment of assets [2]	3.4	1.8	2.2	3.7	2.5	2.3	0.6	0.3
Acquisition and other nonrecurring costs	0.0	0.0	0.0	0.0	0.0	2.0	4.2	6.1
Interest expense	29.4	46.5	41.5	48.0	61.8	62.3	69.1	74.3
Debt modification costs	0.0	0.0	0.0	0.0	0.0	0.0	3.8	6.7
Other, net [3]	4.9	0.3	(1.9)	1.3	2.6	4.3	0.1	(5.8)
Income tax expense	21.3	23.0	26.8	26.6	22.0	15.2	7.6	7.7
Consolidated Adjusted EBITDA	**$52.2**	**$53.0**	**$107.3**	**$139.0**	**$144.3**	**$139.4**	**$153.1**	**$167.1**

(1) Represents expense associated with equity-based awards.
(2) Represents the loss on impairment of long-lived assets for the difference between the estimated fair value and the carrying amount of the assets, and the disposal of property and equipment costs net of accumulated depreciation from the balance sheet upon sale or retirement of an asset.
(3) Represents other non-operating income and expenses consisting mainly of interest income, loss on cash flow hedges, (gain) loss on foreign currency exchange, and other.
(4) The LTM amounts were derived by summing six months ended June 30, 2017 from the following slide plus 2016A above less six months ended June 30, 2016 from the following slide.

September 2017
31

Trilogy International Partners

Non-GAAP reconciliation (cont.)

Reconciliation of Consolidated Adjusted EBITDA and EBITDA margin

(US dollars in millions, unaudited)	Three months ended June 30			Six months ended June 30		
	2017	2016	% Chg	**2017**	2016	% Chg
Loss from continuing operations	**(10.8)**	(14.3)	(25)%	**(22.1)**	(28.8)	(23)%
Add:						
Interest expense	**18.5**	17.0	9%	**37.5**	32.3	16%
Depreciation, amortization and accretion	**26.5**	26.3	1%	**53.8**	51.1	5%
Debt modification and extinguishment costs	**6.7**	3.8	76%	**6.7**	3.8	76%
Income tax expense	**1.8**	2.5	(26)%	**4.6**	4.6	1%
Other, net	**(5.7)**	(0.9)	538%	**(4.9)**	1.0	n.m
Equity-based compensation	**0.8**	0.3	180%	**1.4**	0.5	188%
Loss on disposal and abandonment of assets	**0.1**	0.4	(62)%	**0.3**	0.6	(53)%
Acquisition and other nonrecurring costs[1]	**0.8**	-	n.m	**1.9**	-	n.m
Consolidated Adjusted EBITDA[2]	38.9	35.0	11%	79.1	65.0	22%
Consolidated Adjusted EBITDA Margin	26%	24%	5%	26%	23%	13%

n.m - not meaningful

(1) Includes costs related to the Company's initial compliance and preparation expenses incurred in connection with the Arrangement and becoming a publically traded entity along with other nonrecurring costs.

(2) In July 2013, Trilogy LLC sold to Salamanca Holding Company, a Delaware limited liability company, 80% of its interest in its wholly owned subsidiary Salamanca Solutions International LLC ("SSI"). Although Trilogy LLC holds a 20% equity interest in SSI, due to the fact that NuevaTel is SSI's primary customer, Trilogy LLC is considered SSI's primary beneficiary, and as such, the Company consolidates 100% of SSI's net losses. The impact on the Company's consolidated results of the 80% Trilogy LLC does not own was to decrease Adjusted EBITDA by $0.3 million and $(0.03) million for the three months ended June 30, 2017 and 2016, respectively, and decrease to Adjusted EBITDA by $0.1 million and increase Adjusted EBITDA by $0.1 million for the six months ended June 30, 2017 and 2016, respectively.

September 2017
32

Trilogy International Partners

Non-GAAP reconciliation (cont.)

Reconciliation of Adjusted EBITDA Less Capital Expenditures

(US$ in millions)	2010A	2011A	2012A	2013A	2014A	2015A	2016A	2017E
Bolivia								
Adjusted EBITDA	88.1	93.8	110.0	112.0	105.7	91.7	81.6	84.0
Capital Expenditures [(1)]	(32.4)	(47.5)	(40.2)	(26.9)	(43.2)	(46.7)	(56.3)	(50.0)
Adjusted EBITDA - Capital Expenditures	55.8	46.2	69.7	85.1	62.5	45.0	25.2	34.0
New Zealand								
Adjusted EBITDA	(23.9)	(27.7)	8.0	35.1	47.1	55.5	79.3	96.0
Capital Expenditures [(2)]	(28.1)	(31.2)	(41.0)	(41.4)	(51.0)	(57.3)	(50.9)	(60.0)
Adjusted EBITDA - Capital Expenditures	(52.0)	(58.9)	(33.1)	(6.2)	(3.9)	(1.8)	28.4	36.0
Trilogy International Partners Consolidated								
Adjusted EBITDA	52.2	53.0	107.3	139.0	144.3	139.4	153.1	
Capital Expenditures [(3)]	(61.4)	(79.7)	(81.7)	(68.4)	(94.4)	(104.1)	(107.6)	
Adjusted EBITDA - Capital Expenditures	(9.2)	(26.8)	25.6	70.6	49.9	35.4	45.5	

	1H 2016	1H 2017
Trilogy International Partners Consolidated		
Adjusted EBITDA	65.0	79.1
Capital Expenditures [(3)]	(56.8)	(30.8)
Adjusted EBITDA - Capital Expenditures	8.2	48.3

(1) Bolivia capital expenditures represent purchases of property and equipment from continuing operations as it is presented in the segment information and which is a component of the total included in the Consolidated Statement of Cash Flows. Capital expenditures does not include the property and equipment additions which are financed under vendor-backed financing or capital lease arrangements. Capital projects require significant and on-going planning and thus timing of related cash outflows is subject to negotiations with vendors, project delivery dates, milestone acceptance and timing of supplier invoicing. As such, timing of cash and capital expenditures may differ materially from projected amounts.

(2) New Zealand capital expenditures represent purchases of property and equipment from continuing operations as it is presented in US$ in the segment information and which is a component of the total included in the Consolidated Statement of Cash Flows. Capital expenditures does not include the property and equipment additions which are financed under vendor-backed financing or capital lease arrangements. Capital projects require significant and on-going planning and thus timing of related cash outflows is subject to negotiations with vendors, project delivery dates, milestone acceptance and timing of supplier invoicing. As such, timing of cash and capital expenditures may differ materially from projected amounts.

(3) Capital expenditures represent purchases of property and equipment as presented in the Consolidated Statement of Cash Flows exclusive of amounts related to discontinued operations. Consolidated capital expenditures does not include the property and equipment additions which are financed under vendor-backed financing or capital lease arrangements.

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Trilogy International Partners

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This short form prospectus has been filed under legislation in each of the provinces and territories of Canada, other than Québec, that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Trilogy International Partners Inc. at Suite 400, 155 108th Avenue NE, Bellevue, Washington, 98004, telephone: (425) 458-5900, and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and Secondary Offering	August 2, 2017

US$350,000,000
Common Shares
Warrants
Units
Subscription Receipts
Share Purchase Contracts

This prospectus relates to the offering for sale from time to time, during the 25-month period that this prospectus, including any amendments hereto, remains effective, of the securities of Trilogy International Partners Inc. (“TIP Inc.” or the “Company”) listed above in one or more series or issuances, with a total offering price of such securities, in the aggregate, of up to US$350,000,000. The securities may be offered by us or by our securityholders. The securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement.

The common shares of the Company (the “Common Shares”) are listed on the Toronto Stock Exchange (“TSX”) under the symbol “TRL”. On August 1, 2017, the last trading day before the date hereof, the closing price of the Common Shares on the TSX was C$8.16. Unless otherwise specified in an applicable prospectus supplement, our warrants, units, subscription receipts and share purchase contracts will not be listed on any securities or stock exchange or on any automated dealer quotation system. There is currently no market through which our securities, other than our Common Shares, may be sold and purchasers may not be able to resell such securities purchased under this prospectus. This may affect the pricing of our securities, other than our Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. See “Risk Factors”.

All information permitted under securities legislation to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the securities to which the prospectus supplement pertains. You should read this prospectus and any applicable prospectus supplement carefully before you invest in any securities issued pursuant to this prospectus. Our securities may be sold pursuant to this prospectus through underwriters or dealers or directly or through agents designated from time to time at amounts and prices and other terms determined by us or any selling securityholders. In connection with any underwritten offering of securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities offered. Such transactions, if commenced, may discontinue at any time. See “Plan of Distribution”. A prospectus supplement will set out the names of any underwriters, dealers, agents or selling securityholders involved in the sale of our securities, the amounts, if any, to be purchased by underwriters, the plan of distribution for such securities, including the net proceeds we expect to receive from the sale of such securities, if any, the amounts and prices at which such securities are sold and the compensation of such underwriters, dealers or agents.

Investment in the securities being offered is highly speculative and involves significant risks that you should consider before purchasing such securities. You should carefully review the risks outlined in this prospectus (including any prospectus supplement) and in the documents incorporated by reference as well as the information under the heading “Cautionary Note Regarding Forward-Looking Statements” and consider such risks and information in connection with an investment in the securities. See “Risk Factors”.

We are permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States.

Owning our securities may subject you to tax consequences both in Canada and the United States. Such tax consequences are not described in this prospectus and may not be fully described in any applicable prospectus supplement. You should read the tax discussion in any prospectus supplement with respect to a particular offering and consult your own tax advisor with respect to your own particular circumstances.

Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because we are continued under the laws of British Columbia, Canada, some of our officers and directors and some or all of the experts named in this prospectus are Canadian residents, and the underwriters, dealers or agents named in any prospectus supplement may be residents of a country other than the United States, and a substantial portion of our assets are located outside of the United States.

Grant Thornton LLP, an expert named in this prospectus, is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada.

Neither the U.S. Securities and Exchange Commission (the “SEC”), nor any state securities regulator has approved or disapproved the securities offered hereby or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offence.

No underwriter has been involved in the preparation of this prospectus or performed any review of the contents of this prospectus.

Our head office is located at Suite 400, 155 108th Avenue NE, Bellevue, Washington, 98004, and our registered office is located at Suite 2600 – 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1L3.

Certain of the Company’s directors and executive officers reside outside of Canada and have appointed an agent for service of process in Canada. See “Agent for Service of Process”.

Investors should rely only on the information contained in or incorporated by reference into this prospectus and any applicable prospectus supplement. The Company has not authorized anyone to provide investors with different information. Information contained on the Company’s website shall not be deemed to be a part of this prospectus (including any applicable prospectus supplement) or incorporated by reference and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. The Company will not make an offer of these securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this prospectus is accurate as of any date other than the date on the face page of this prospectus or any applicable prospectus supplement.

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus or any applicable prospectus supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell or seeking an offer to buy the securities offered pursuant to this prospectus in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus or any applicable prospectus supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this prospectus or any applicable prospectus supplement or of any sale of our securities pursuant thereto. Our business, financial condition, results of operations and prospects may have changed since those dates.

In this prospectus and any prospectus supplement, unless otherwise indicated, all dollar amounts and references to “$” or “U.S.$” are to U.S. dollars and references to “C$” are to Canadian dollars. This prospectus and the documents incorporated by reference contain translations of some U.S. dollar amounts into Canadian dollars solely for your convenience. See “Exchange Rate Information”.

We prepare our consolidated financial statements in accordance with United States generally accepted accounting principles (“U.S. GAAP”), which may differ from generally accepted accounting principles which are in effect from time to time in Canada, including the International Financial Reporting Standards as issued by the International Accounting Standards Board. Therefore, our consolidated financial statements incorporated by reference in this prospectus, in any applicable prospectus supplement and in the documents incorporated by reference in this prospectus, or in any applicable prospectus supplement may not be comparable to financial statements of other Canadian companies.

In this prospectus and in any prospectus supplement, unless the context otherwise indicates, references to “we”, “us”, “our” or similar terms, as well as references to “the Company”, refer to Trilogy International Partners Inc. and its subsidiaries. References to “Trilogy LLC” mean Trilogy International Partners LLC, which is an indirect subsidiary of the Company.

This prospectus, any applicable prospectus supplement and the documents incorporated by reference in this prospectus or in any applicable prospectus supplement rely on and refer to information regarding various companies and certain market and industry data. The Company has obtained this information and industry data from independent market research reports and information made publicly available by such companies. Such reports generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy or completeness of such information is not guaranteed. Although the Company believes the market research and publicly available information are reliable, the Company has not independently verified and cannot guarantee the accuracy or completeness of that information and investors should use caution in placing reliance on such information.

NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators, and use a number of financial measures, that are not recognized measures under generally accepted accounting principles and do not have a standardized meaning under U.S. GAAP. Important details in respect of these non-GAAP measures, including how they are defined and calculated and why we use them, are included in the management’s discussion and analysis in respect of Trilogy LLC’s financial statements as at and for the years ended December 31, 2016 and 2015 (“Annual MD&A”) and our management’s discussion and analysis in respect of our financial statements as at March 31, 2017 and for the three months ended March 31, 2017 and 2016 (“Interim MD&A”), each of which is incorporated by reference into this prospectus. See the sections entitled “Definitions and Reconciliations of Non-GAAP Measures” in Trilogy LLC’s Annual MD&A and our Interim MD&A. None of these measures should be considered as an alternative to any measure calculated in accordance with U.S. GAAP. Similarly titled measures presented by other companies may have a different meaning and may not be comparable.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference herein, contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. The words “expect”, “anticipate”, “may”, “will”, “estimate”, “continue”, “intend”, “believe” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this prospectus and the documents incorporated by reference herein include, but are not limited to, statements relating to our business outlook for the short and longer term; our strategy, plans and future operating performance; statements about our beliefs, expectations, anticipations, estimates or intentions; forecasts and projections relating to service revenues, loss from continuing operations, Adjusted EBITDA and capital expenditures; dividend payments; the growth of new products and services; the expected growth in subscribers and the services to which they subscribe; the cost of acquiring and retaining subscribers and the deployment of new services; continued cost reductions and efficiency improvements; and all other statements that are not historical facts.

Such statements reflect our current views with respect to future events and are subject to, and are necessarily based upon, a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The material assumptions used by us to develop such forward-looking statements include, but are not limited to:

- i -

  the absence of unforeseen changes in the legislative and operating frameworks for the Company;
  the Company meeting its future objectives and priorities;
  the Company having access to adequate capital to fund its future projects and plans;
  the Company’s future projects and plans proceeding as anticipated;
  taxes payable;
  subscriber growth, pricing, usage and “churn” rates;
  technology deployment;
  data based on good faith estimates that are derived from management’s knowledge of the industry and other independent sources;
  assumptions concerning general economic and industry growth rates; and
  commodity prices, currency exchange and interest rates and competitive intensity.

Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation:

  Trilogy LLC’s history of incurring losses and the possibility that the Company will incur losses in the future;
  the Company having insufficient financial resources to achieve its objectives;
  risks associated with any potential acquisition, investment or merger;
  the Company’s significant level of consolidated indebtedness and the refinancing, default and other risks, as well as the limits, restrictive covenants and restrictions resulting therefrom;
  the Company’s and Trilogy LLC’s status as holding companies;
  the restrictive covenants in the Notes Indenture, the Senior Facilities Agreement and the Bolivian Syndicated Loan Agreement;
  the Company’s and Trilogy LLC’s abilities to incur additional debt despite its indebtedness level;
  the Company’s ability to refinance its indebtedness;
  the risk that the Company’s credit ratings could be downgraded;
  the significant political, social, economic and legal risks of operating in Bolivia;
  the regulated nature of the industry in which the Company participates;
  the Company’s operations being in markets with substantial tax risks and inadequate protection of shareholder rights;
  the need for spectrum access;
  the use of “conflict minerals” and the effect thereof on manufacturing of certain products, including handsets;
  anti-corruption compliance;
  intense competition in all aspects of business;
  lack of control over network termination costs, roaming revenues and international long distance revenues;
  rapid technological change and associated costs;
  reliance on equipment suppliers;
  subscriber “churn” risks, including those associated with prepaid accounts;
  the need to maintain distributor relationships;
  the Company’s future growth being dependent on innovation and development of new products;
  security threats and other material disruptions to the Company’s wireless network;
  the ability of the Company to protect subscriber information;
  actual or perceived health risks associated with handsets;
  litigation, including class actions and regulatory matters;
  fraud, including device financing, customer credit card, subscription and dealer fraud;
  reliance on management;
  risks associated with the minority shareholders of the Company’s subsidiaries;
  general economic risks;
  natural disasters including earthquakes;
  foreign exchange and interest rate changes;
  currency controls and withholding taxes;
  interest rate risk;
  Trilogy LLC’s ability to utilize carried forward tax losses;
  tax related risks;
  the Company’s dependence on Trilogy LLC to make contributions to pay the Company’s taxes and other expenses;
  Trilogy LLC’s obligations to make distributions to the Company and the other owners of Trilogy LLC;
  differing interests among the Company’s and Trilogy LLC’s equity owners in certain circumstances;
  the Company’s internal controls over financial reporting;

- ii -

  new laws and regulations;
  risks as a publicly traded company, including, but not limited to, compliance and costs associated with the U.S. Sarbanes-Oxley Act of 2002 (“SOX”) (to the extent applicable);
  risks related to reduced disclosure requirements of an “emerging growth company”;
  foreign private issuer status under U.S. federal securities laws;
  market coverage;
  volatility of the Common Share price;
  dilution of the Common Shares and other risks associated with equity financings;
  restrictions on the ability of Trilogy LLC’s subsidiaries to pay dividends;
  the Company’s payment of dividends while any of its debt securities are outstanding;
  risks related to the influence of securities industry analyst research reports on the trading market for the Common Shares;
  ability to enforce actions against the Company, certain of the Company’s directors and officers or the experts named in this prospectus under U.S. federal securities laws; and
  the use of net proceeds.

By their very nature, forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. In evaluating these statements, prospective purchasers should specifically consider various factors, including the risks outlined in the “Risk Factors” section herein and in documents incorporated by reference herein. These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. Should one or more of these risks or uncertainties or a risk that is not currently known to us materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this prospectus or, in the case of documents incorporated by reference in this prospectus, as of the date of such documents, and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference in this prospectus and not delivered with this prospectus may be obtained on request without charge from the Corporate Secretary of Trilogy International Partners Inc. at Suite 400, 155 108th Avenue NE, Bellevue, Washington, 98004, telephone: (425) 458-5900, or by accessing the disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval, or SEDAR, at www.sedar.com. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System, or EDGAR, at www.sec.gov.

The following documents, filed with the securities commissions or similar regulatory authorities in certain provinces of Canada and filed with, or furnished to, the SEC are specifically incorporated by reference into, and form an integral part of, this prospectus:

  our unaudited interim consolidated financial statements for the three months ended March 31, 2017 and 2016;

  the Interim MD&A;

  our annual information form for the fiscal year ended December 31, 2016, dated as of March 27, 2017 (the “Annual Information Form”);

  the audited annual consolidated financial statements of Trilogy LLC for the fiscal years ended December 31, 2016 and 2015, together with the notes thereto and the auditor’s reports thereon;

  the Annual MD&A;

  the management information circular dated December 22, 2016, as amended January 12, 2017, in respect of the special meeting of shareholders of Alignvest Acquisition Corporation held on January 24, 2017;

  our material change report dated February 17, 2017 regarding the closing of the Arrangement (as defined below); and

  our material change report dated May 1, 2017 with respect to Trilogy LLC pricing the offering of the Trilogy LLC Notes (as defined below).

Any documents of the type described in Section 11.1 of Form 44-101F1 Short Form Prospectuses (“NI 44-101”) filed by the Company with a securities commission or similar authority in any province of Canada subsequent to the date of this short form prospectus and prior to the expiry of this prospectus, or the completion of the issuance of securities pursuant hereto, will be deemed to be incorporated by reference into this prospectus.

- iii -

Any template version of any “marketing materials” (as such term is defined in NI 44-101) filed by the Company after the date of a prospectus supplement and before the termination of the distribution of the securities offered pursuant to such prospectus supplement (together with this prospectus) is deemed to be incorporated by reference in such prospectus supplement.

In addition, any future document or information that the Company files with, or furnishes to, the SEC pursuant to Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of this prospectus and before the termination of the offerings thereunder, will be deemed to be incorporated by reference in the registration statement of which this prospectus forms a part (in the case of a report on Form 6-K, if and to the extent expressly provided therein).

A prospectus supplement containing the specific terms of any offering of our securities will be delivered to purchasers of our securities together with this prospectus and will be deemed to be incorporated by reference in this prospectus as of the date of the prospectus supplement and only for the purposes of the offering of our securities to which that prospectus supplement pertains.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon our filing a new annual information form and the related annual financial statements and management’s discussion and analysis with applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous annual financial statements and management’s discussion and analysis and all quarterly financial statements, supplemental information, material change reports and information circulars filed prior to the commencement of our financial year in which the new annual information form is filed will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of our securities under this prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the duration of this prospectus, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of securities under this prospectus.

References to our website in any documents that are incorporated by reference into this prospectus do not incorporate by reference the information on such website into this prospectus, and we disclaim any such incorporation by reference.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from our directors and officers; (iii) the consent of Grant Thornton LLP; (iv) the consent of Ernst & Young LLP; and (v) the Company’s annual report on Form 40-F for the fiscal year ended December 31, 2016.

EXCHANGE RATE INFORMATION

The following table sets forth for each period indicated: (i) the exchange rates in effect at the end of the period; (ii) the high and low exchange rates during such period; and (iii) the average exchange rates for such period, for the U.S. dollar, expressed in Canadian dollars, as quoted by the Bank of Canada.

		Year Ended December 31
	2016	2015	2014
	CAD$	CAD $	CAD $
Closing	1.3427	1.3840	1.1601
High	1.4589	1.3990	1.1643
Low	1.2544	1.1728	1.0614
Average	1.3248	1.2787	1.1045

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	Three Months Ended March 31
	2017	2016	2015
	CAD $	CAD $	CAD $
Closing	1.3322	1.2971	1.2683
High	1.3505	1.4589	1.2803
Low	1.3004	1.2962	1.1728
Average	1.3238	1.3732	1.2412

On August 1, 2017, the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = CAD $1.2514.

The following table sets forth, for the periods indicated, the high, low, average and period-end spot rates of exchange for the New Zealand dollar, expressed in U.S. dollars, published by Oanda (www.oanda.com).

		Year Ended December 31
	2016	2015	2014
	U.S.$	U.S.$	U.S.$
Closing	0.6918	0.6844	0.7823
High	0.7442	0.7825	0.8815
Low	0.6386	0.6265	0.7659
Average	0.6969	0.6999	0.8300

	Three Months Ended March 31
	2017	2016	2015
	U.S.$	U.S.$	U.S.$
Closing	0.6993	0.6915	0.7482
High	0.7319	0.6915	0.7825
Low	0.6902	0.6386	0.7245
Average	0.7108	0.6638	0.7519

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THE COMPANY

Incorporation and Background

The Company was incorporated under the name “Alignvest Acquisition Corporation” (“Alignvest”) under the Business Corporations Act (Ontario) (“OBCA”) on May 11, 2015. Alignvest was a special purpose acquisition corporation, or “SPAC”, formed for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving Alignvest, referred to as its “qualifying acquisition”.

On November 1, 2016, Alignvest and Trilogy LLC entered into an arrangement agreement (as amended December 20, 2016, the “Arrangement Agreement”). On February 7, 2017, pursuant to the terms of the Arrangement Agreement, Alignvest completed its qualifying acquisition under which it effected a business combination with Trilogy LLC by way of a court approved plan of arrangement (the “Arrangement”).

Under the Arrangement, Alignvest acquired, directly or indirectly, all of the voting interest, and a 52.9% economic equity interest, in Trilogy LLC. As consideration, Trilogy LLC received payments from Alignvest totaling approximately $199.3 million (net of $3.0 million in cash retained by the Company), representing the proceeds of Alignvest’s initial public offering and private placements that closed concurrently with the Arrangement, less redemptions from such proceeds of a portion of Alignvest’s then outstanding class A restricted voting shares and certain expenses.

At the effective time of the Arrangement, Alignvest’s name was changed to “Trilogy International Partners Inc.” and Alignvest’s authorized capital was amended to create one special voting share (the “Special Voting Share”) and an unlimited number of Common Shares. In addition, the existing share purchase warrants of Alignvest were deemed to be amended to be share purchase warrants (the “Trilogy Warrants”) to acquire Common Shares following 30 days after the effective date of the Arrangement, at an exercise price of C$11.50 per share, but otherwise unamended. The Trilogy Warrants are governed by the terms of a warrant agreement dated June 24, 2015, and amended February 7, 2017, between the Company and TSX Trust Company.

Immediately following the effective time of the Arrangement, the Company continued out of the jurisdiction of Ontario under the OBCA and into the jurisdiction of British Columbia under the Business Corporations Act (British Columbia) (“BCBCA”). As a result of this continuation, the Company adopted new Articles that included an advance notice policy, as well as certain ownership and voting restrictions that were implemented in order for the Company to comply with the Overseas Investment Act 2005 of New Zealand.

The head office of the Company is located at Suite 400, 155 108th Avenue NE, Bellevue, Washington, 98004 and the registered and records office of the Company is located at Suite 2600, 595 Burrard Street, P.O. Box 49314, Three Bentall Centre, Vancouver, British Columbia, V7X 1L3.

Overview of the Business of the Company

Trilogy LLC, based in Bellevue, Washington, is an internationally focused wireless telecommunications company. Trilogy LLC was founded in 2005 by John W. Stanton, Bradley J. Horwitz, and Theresa E. Gillespie (collectively, the “Trilogy Founders”), who, together with a small group of other investors, bought assets including the Company’s current 71.5% interest in Bolivia (NuevaTel) from Western Wireless Corporation (“Western Wireless”), which had been founded by the Trilogy Founders and sold to Alltel Corporation for $6 billion in 2005.

Following the completion of the Arrangement, the Company owns and controls majority stakes in two operations that the Trilogy Founders grew from greenfield developments. Two Degrees Mobile Limited (“2degrees”) in New Zealand, with estimated wireless market share of approximately 23%, and Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia) S.A. (“NuevaTel”) in Bolivia, with estimated wireless market share of approximately 23%, provide communications services customized for each market, including local, international long distance, and roaming services for both customers and international visitors roaming on their networks. 2degrees also provides fixed voice and broadband services in New Zealand. Both companies provide mobile services on both a prepaid and postpaid basis.

Fur a further description of the business of the Company, see the section entitled “Description of the Business of the Company” in the Annual Information Form.

Recent Developments

May 2017 Debt Refinancing

On May 2, 2017, Trilogy LLC closed a private offering of $350 million aggregate principal amount of its senior secured notes due in 2022 (the “Trilogy LLC Notes”). Trilogy LLC applied the net proceeds of this offering together with cash on hand to redeem and discharge all of Trilogy LLC’s then-outstanding 13.375% senior secured notes due May 2019 and pay fees and expenses related to the offering. The Trilogy LLC Notes were offered in a private offering exempt from the registration requirements of the United States Securities Act of 1933, as amended (“U.S. Securities Act”).

The Trilogy LLC Notes, which mature on May 1, 2022, bear interest at a rate of 8.875% per annum and were issued at 99.506% of their face value. Interest on the notes is payable semi-annually on May 1 and November 1 of each year.

From and after May 1, 2019, the Trilogy LLC Notes are redeemable, in whole or in part, at 104.438% (through April 30, 2020), at 102.219% (from and after May 1, 2020 through April 30, 2021), and at 100% (at any time on or after May 1, 2021), plus accrued and unpaid interest, if any, to (but excluding) the date of redemption. Trilogy LLC may redeem the notes, in whole or in part, prior to May 1, 2019 at a price equal to 100% of the principal amount thereof plus a “make-whole” premium, together with accrued and unpaid interest, if any, to (but excluding) the date of redemption. Trilogy LLC may also redeem up to 35% of the Trilogy LLC Notes at any time on or prior to May 1, 2019 using funds in an amount equal to all or a portion of the net cash proceeds of certain public equity offerings by Trilogy LLC or the Company at a price equal to 108.875% of the principal amount thereof, together with accrued and unpaid interest, if any, to (but excluding) the date of redemption.

Upon a change of control, Trilogy LLC is required to offer to purchase the Trilogy LLC Notes from holders at a purchase price equal to 101% of the principal amount of the Trilogy LLC Notes plus accrued and unpaid interest, if any, to (but excluding) the date of repurchase. If Trilogy LLC or its restricted subsidiaries sell certain assets, Trilogy LLC may be required to reinvest the net proceeds thereof or to repay obligations under its senior indebtedness or make an offer to purchase the Trilogy LLC Notes from holders with the net proceeds thereof at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to (but excluding) the purchase date.

The Trilogy LLC Notes are guaranteed by certain of Trilogy LLC’s domestic subsidiaries and are secured by a first-priority lien on the equity interests of such guarantors and a pledge of any intercompany indebtedness owed to Trilogy LLC or any guarantor by 2degrees or any of 2degrees’ subsidiaries and certain third party indebtedness owed to Trilogy LLC by any minority shareholder in 2degrees (as of the issue date of the Trilogy LLC Notes there was no such indebtedness outstanding).

The indenture governing the Trilogy LLC Notes (the “Notes Indenture”) contains certain other covenants, including limitations and restrictions on Trilogy LLC’s and its restricted subsidiaries’ ability to:

  incur additional indebtedness;

  pay dividends, make certain distributions and other restricted payments;

  make certain investments;

  create liens on their assets;

  enter into transactions with affiliates;

  merge, consolidate or amalgamate with another company;

  agree to any restrictions on the ability of restricted subsidiaries to make payments to Trilogy LLC; and

  transfer or sell assets.

RISK FACTORS

Investing in our securities is speculative and involves a high degree of risk due to the nature of our business, which is providing wireless communication services through our operating subsidiaries in New Zealand and Bolivia. The following risk factors, as well as risks currently unknown to us, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business or financial results, each of which could cause purchasers of our securities to lose part or all of their investment. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects. You should also refer to the other information set forth or incorporated by reference in this prospectus or any applicable prospectus supplement, including our consolidated financial statements and related notes.

Risks Related to the Business of the Company

Trilogy LLC has incurred losses in the past and the Company may incur losses in the future.

For the years ended December 31, 2016, 2015 and 2014, the net income (loss) attributable to Trilogy LLC was $2.1 million, $(52.1) million and $(47.1) million, respectively. The Company incurred a loss of $5.9 million for the three months ended March 31, 2017, and may incur losses in the future. Future performance will depend, in particular, on the Company’s ability to generate demand and revenue for the Company’s services, to maintain existing subscribers and to attract new subscribers.

The Company may not have sufficient financial resources to achieve its objectives and pursue its growth strategy, and raising additional funds for this purpose could be problematic.

The Company may not have sufficient financial resources to expand and upgrade its businesses. Factors such as declines in the international or local economy, unforeseen construction delays, cost overruns, regulatory changes, engineering and technological changes and natural disasters may reduce its operating cash flow. In addition, indebtedness outstanding under various financing arrangements will require repayment over the upcoming years. The Company’s and its subsidiaries’ ability to incur additional indebtedness is limited under the Notes Indenture. If the Company does not achieve its operating cash flow targets, the Company may be required to curtail capital spending, reduce expenses, abandon some of the Company’s planned growth and development, seek to sell assets to raise additional funds, or otherwise modify its operations. Alternatively, the Company may seek additional debt (including, without limitation, high yield debt) or equity and/or restructure or refinance its financing arrangements. There can be no assurance that such funds or refinancing will be available on acceptable terms, if at all. Should needed financing be unavailable or prohibitively expensive when the Company requires it, the Company might not remain competitive with other wireless carriers.

Any acquisition, investment, or merger may subject us to significant risks, any of which may harm the Company’s business.

The Company may pursue acquisitions of, investments in or mergers with businesses, technologies, services and/or products that complement or expand its business. Some of these potential transactions could be significant relative to the size of the Company’s business and operations. Any such transaction would involve a number of risks and could present financial, managerial and operational challenges, including:

  diversion of management attention from running the Company’s existing business;

  increased costs to integrate the networks, spectrum, technology, personnel, customer base and business practices of the business involved in any such transaction with the Company’s business;

  difficulties in effectively integrating the financial and operational reporting systems of the business involved in any such transaction into (or supplanting such systems with) the Company’s financial and operational reporting infrastructure and internal control framework in an effective and timely manner;

  potential exposure to material liabilities not discovered in the due diligence process or as a result of any litigation arising in connection with any such transaction;

  significant transaction expenses in connection with any such transaction, whether consummated or not;

  risks related to the Company’s ability to obtain any required regulatory approvals necessary to consummate any such transaction;

  acquisition financing may not be available on reasonable terms or at all and any such financing could significantly increase the Company’s outstanding indebtedness or otherwise affect its capital structure or credit ratings; and

  any business, technology, service, or product involved in any such transaction may significantly under-perform relative to the Company’s expectations, and the Company may not achieve the benefits it expects from the transaction, which could, among other things, also result in a write-down of goodwill and other intangible assets associated with such transaction.

Risks Related to Indebtedness of the Company

The Company’s substantial consolidated indebtedness could adversely affect its financial health and prevent it from fulfilling its obligations under the agreements governing its indebtedness.

Trilogy LLC had, and the Company continues to have following the Arrangement, substantial consolidated indebtedness with significant consolidated interest expense. As of March 31, 2017, the Company had consolidated indebtedness of $581.2 million outstanding, excluding unamortized discounts and deferred financing costs. Following the May 2017 debt refinancing, the Company had an estimated indebtedness, net of cash on hand and short-term investments, of $430.2 million, on a consolidated basis.

In addition to the indebtedness in respect of the Trilogy LLC Notes described above, the Company’s subsidiaries have two additional loan facilities in place. In August 2015, 2degrees entered into a senior debt facility agreement with the lenders under its existing senior debt facilities for a total of up to NZD$200 million of potential financing (the “Senior Facilities Agreement”). The Senior Facilities Agreement has approximately $132.1 million principal amount outstanding as of March 31, 2017. In April 2016, NuevaTel entered into a $25 million debt facility with the same consortium of Bolivian banks (the “Bolivian Syndicated Loan”) as under NuevaTel’s previous debt facility entered into in December 2012, namely, Banco Nacional de Bolivia S.A., Banco Mercantil Santa Cruz S.A., Banco de Crédito de Bolivia S.A. and Banco Bisa S.A. The Bolivian Syndicated Loan has approximately $22.5 million principal amount outstanding as of March 31, 2017.

The restrictions contained in the agreements governing the Company’s indebtedness, including the Notes Indenture, the Senior Facilities Agreement and the credit agreement governing the Bolivian Syndicated Loan (the “Bolivian Syndicated Loan Agreement”), limit the Company’s ability to incur additional indebtedness. The Company’s high level of indebtedness could have important consequences and significant effects on the Company’s business, including the following:

  limiting the Company’s ability to obtain financing in the future for working capital, capital expenditures, acquisitions, debt service or other general corporate purposes;

  requiring the Company to use a substantial portion of its available cash flow to service its debt, which will reduce the amount of cash flow available for working capital, capital expenditures, acquisitions and other general corporate purposes;

  increasing the Company’s vulnerability to general economic downturns and adverse industry conditions;

  limiting the Company’s flexibility in planning for, or reacting to, changes in the Company’s business and in its industry in general;

  placing the Company at a competitive disadvantage compared to its competitors that are not as highly leveraged, as the Company may be less capable of responding to adverse economic conditions;

  restricting the way the Company conducts its business because of financial and operating covenants in the agreements governing the Company and its subsidiaries’ existing and future indebtedness, including, in the case of certain foreign subsidiaries which may enter into separate credit facilities, certain covenants that restrict the ability of subsidiaries to pay dividends or make other distributions to the Company;

  increasing the risk of the Company failing to satisfy its obligations with respect to its debt instruments and/or complying with the financial and operating covenants contained in the Company or its subsidiaries’ debt instruments which, among other things, may require the Company or its subsidiaries to maintain a specified covenant ratio and limit the Company’s ability to incur debt and sell assets, which could result in an event of default under the agreements governing the Company’s debt instruments that, if not cured or waived, could have a material adverse effect on the Company’s business, financial condition and operating results;

  increasing the Company’s cost of borrowing;
  preventing the Company from raising the funds necessary to repurchase outstanding debt upon the occurrence of certain changes of control, which would constitute an event of default under the Company’s debt instruments;
  limiting the Company’s ability to reinvest in technology and equipment;
  restricting the Company’s ability to introduce products and services to its subscribers;
  limiting the Company’s ability to make strategic acquisitions or exploit other business opportunities; and
  impairing the Company’s relationships with large, sophisticated subscribers and suppliers.

If the Company or a subsidiary fails to make any required payment under the Notes Indenture, the Senior Facilities Agreement, or the Bolivian Syndicated Loan Agreement or under any refinancing indebtedness or to comply with any of the financial and operating covenants included in the Notes Indenture, the Senior Facilities Agreement, or the Bolivian Syndicated Loan Agreement, or under any refinancing indebtedness, the Company or its subsidiaries will be in default. The lenders under such facilities could then vote to accelerate the maturity of the indebtedness and foreclose upon the Company’s subsidiaries’ assets securing such indebtedness. The Company’s other creditors might then have the right to accelerate other indebtedness. If any of the Company’s or its subsidiaries’ other creditors accelerate the maturity of the portion of the Company’s indebtedness held by such creditors, the Company and its subsidiaries may not have sufficient assets to satisfy the obligations under the Notes Indenture, the Senior Facilities Agreement, or the Bolivian Syndicated Loan Agreement or its other indebtedness.

Each of Trilogy LLC and the Company is a holding company and depends on distributions from its subsidiaries to fulfill its obligations, including, with respect to Trilogy LLC, under the Notes Indenture.

Trilogy LLC and the Company are holding companies. Trilogy LLC’s subsidiaries are separate and distinct legal entities and have no obligation to make any funds available to Trilogy LLC or the Company or to pay its obligations, other than, with respect to several of Trilogy LLC’s subsidiaries that are also holding companies, under their guarantees of the Trilogy LLC Notes. Trilogy LLC’s ability to service its debt obligations, including its ability to pay the interest on and the remaining principal amount of the Trilogy LLC Notes or any refinancing thereof when due, will depend upon cash dividends and distributions or other transfers from its subsidiaries. Payments to Trilogy LLC by its subsidiaries will be contingent upon their respective earnings and subject to any limitations on the ability of such entities to make payments or other distributions to Trilogy LLC imposed by law or contained in credit agreements or other agreements permitted under the Notes Indenture to which such subsidiaries may be subject. In particular, in order to fund Trilogy LLC’s growth strategy and network expansion in New Zealand, 2degrees entered into the Senior Facilities Agreement, which as of March 31, 2017 had a current outstanding balance of $132.1 million, based on the exchange rate at March 31, 2017. This financing agreement contains terms which limit or prohibit the ability of 2degrees to make payments or distributions to Trilogy LLC. Accordingly, there can be no assurance that Trilogy LLC’s subsidiaries will generate sufficient earnings to make cash dividends, distributions or other transfers sufficient to satisfy Trilogy LLC’s obligation to pay the interest on and the remaining principal amount of the Trilogy LLC Notes when due; even if Trilogy LLC’s subsidiaries generate sufficient earnings, there can be no assurance that they will be permitted to make such cash dividends, distributions or transfers.

Further, the Company’s sole material asset is its equity interest in Trilogy LLC. Due to restrictions under the Notes Indenture, Trilogy LLC’s ability to make distributions to the Company to fund the payment by the Company of its obligations is limited. There can be no assurance that the Company will be able to raise additional funds, whether to pay such obligations or to fund further investment in Trilogy LLC, in light of the significant amount of outstanding indebtedness of Trilogy LLC and its subsidiaries.

Restrictive covenants in the Notes Indenture, the Senior Facilities Agreement and the Bolivian Syndicated Loan Agreement may restrict the Company’s ability to pursue its business strategies.

The Notes Indenture, the Senior Facilities Agreement and the Bolivian Syndicated Loan Agreement contain a number of restrictive covenants that impose significant operating and financial restrictions on Trilogy LLC and its subsidiaries and may limit the Company’s, Trilogy LLC’s and their subsidiaries’ ability to engage in acts that may be in their long-term best interests. These agreements governing Trilogy LLC’s indebtedness include covenants restricting, among other things, Trilogy LLC’s and its subsidiaries’ ability to:

  incur or guarantee additional debt;

  pay dividends or make distributions to the Company or redeem, repurchase or retire Trilogy LLC’s subordinated debt;

  make certain investments;

  create liens on Trilogy LLC’s or certain of its subsidiaries’ assets to secure debt;

  create restrictions on the payment of dividends or other amounts to Trilogy LLC from its restricted subsidiaries;

  enter into transactions with affiliates;

  merge or consolidate with another person or sell or otherwise dispose of all or substantially all of Trilogy LLC’s assets;

  sell assets, including capital stock of Trilogy LLC’s subsidiaries;

  alter the business that Trilogy LLC conducts; and

  designate Trilogy LLC’s subsidiaries as unrestricted subsidiaries.

In addition, under the Senior Facilities Agreement, 2degrees and its subsidiaries are required to maintain various financial covenants, including a total interest coverage ratio, a senior leverage coverage ratio and a debt service coverage ratio, and under the Bolivian Syndicated Loan Agreement, NuevaTel is required to maintain various financial covenants, including an indebtedness ratio, a debt coverage ratio, a current ratio and a structural debt ratio. 2degrees’ and NuevaTel’s ability to meet the applicable financial ratios can be affected by events beyond the Company’s control, and the Company cannot ensure that it will be able to meet those ratios. 2degrees and NuevaTel were in compliance with such financial covenants as of March 31, 2017, but there can be no assurance that they will continue to be in compliance with such covenants in the future. The Company, Trilogy LLC and their subsidiaries are in compliance with all debt covenants under the Notes Indenture, the Senior Facilities Agreement, the Bolivian Syndicated Loan Agreement and any other indebtedness as at the date of this prospectus.

A breach of any covenant or restriction contained in the Senior Facilities Agreement or the Bolivian Syndicated Loan Agreement could result in a default under those agreements. If any such default occurs, the lenders under these senior secured credit facilities may elect (after the expiration of any applicable notice or grace periods) to declare all outstanding indebtedness, together with accrued and unpaid interest and other amounts payable under such indebtedness, to be immediately due and payable. In addition, the acceleration of debt under these senior secured credit facilities or the failure to pay that debt when due would, in certain circumstances, cause an event of default under the Notes Indenture. The lenders under these senior secured credit facilities also have the right upon an event of default thereunder to terminate any commitments they have to provide further borrowings. Further, following an event of default under these senior secured credit facilities, the lenders under these facilities will have the right to proceed against the collateral granted to them to secure that debt. If the debt under these senior secured credit facilities or the notes were to be accelerated, the Company’s assets may not be sufficient to repay in full that debt or any other debt that may become due as a result of that acceleration.

Despite the Company’s significant indebtedness level, the Company and its subsidiaries may still be able to incur substantially more debt, which could exacerbate the risks associated with the Company’s substantial leverage.

The Company and its subsidiaries may incur significant additional indebtedness to finance capital expenditures, investments or acquisitions, or for other general corporate purposes. Although the Notes Indenture, Senior Facilities Agreement and the Bolivian Syndicated Loan Agreement contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness the Company can incur in compliance with these restrictions could be substantial. The Company may also seek and obtain majority noteholder consent to issue additional indebtedness notwithstanding these restrictions. Moreover, the Notes Indenture does not impose any limitation on the Company’s incurrence of indebtedness or on the Company’s or its restricted subsidiaries’ incurrence of liabilities that are not considered “Indebtedness” under the Notes Indenture, nor will it impose any limitation on liabilities incurred by subsidiaries that are or may in the future be designated as “unrestricted subsidiaries”. If the Company incurs additional debt, the risks associated with the Company’s substantial leverage would increase.

Subsidiaries that are designated as “unrestricted subsidiaries” for purposes of the Notes Indenture are not subject to the restrictive covenants in the Notes Indenture applicable to Trilogy LLC and its “restricted subsidiaries”. However, Trilogy LLC is limited in its ability to designate a subsidiary as an “unrestricted subsidiary” as the amount of investments it can make in “unrestricted subsidiaries” are treated for purposes of the Notes Indenture as investments in unaffiliated third parties. Currently, none of Trilogy LLC’s subsidiaries are designated as “unrestricted subsidiaries”.

The Company may not be able to refinance when due the principal amount of its Trilogy LLC Notes and its other substantial indebtedness, or may only be able to do so on then-prevailing terms that may be unfavorable to the Company. Given the substantial indebtedness of the Company, such an outcome could have materially adverse consequences for the Company.

The Company’s operating cash flow alone may not be sufficient to repay the principal amount of the Trilogy LLC Notes at maturity. The Company’s inability to extend the maturity date of, or refinance, the principal amount of the Trilogy LLC Notes at maturity could lead to foreclosure on the collateral securing the Trilogy LLC Notes, could materially adversely affect the Company’s business, financial condition and prospects and could lead to a financial restructuring. There can be no assurance that the Company will be able to repay the principal amount of the Trilogy LLC Notes, or extend the maturity date of, or refinance, the principal amount of the Trilogy LLC Notes.

Likewise, if the principal due at maturity of the remaining principal amount of the Bolivian Syndicated Loan or the Senior Facilities Agreement cannot be refinanced, or repaid with proceeds of capital transactions, such as new equity capital, the Company’s operating cash flow may not be sufficient to repay the Senior Facilities Agreement or the Bolivian Syndicated Loan. There can be no assurance that the Company will be able to borrow funds on acceptable terms, if at all, to refinance these credit facilities at or before the time they mature or alternatively raise the necessary equity capital, or be able to repay the principal, when due, of the Senior Facilities Agreement or the Bolivian Syndicated Loan.

Since the Company’s existing indebtedness is (and to the extent any future indebtedness is) secured by its equity interests in certain of its subsidiaries and/or their assets, if the Company cannot refinance or pay this debt when due, the lenders could foreclose on their security, and the Company would lose all or a material portion of its operations. Even if the Company is able to refinance the Notes Indenture, the Senior Facilities Agreement or the Bolivian Syndicated Loan, prevailing interest rates or other factors at the time of refinancing may result in higher interest rates paid by the Company or its subsidiaries, as applicable. The Company’s indebtedness could have further negative consequences for the Company, such as requiring it to dedicate a large portion of its cash flow from operations to fund payments on its debt, thereby reducing the availability of its cash flow from operations to fund working capital, capital expenditures and other general corporate purposes, and limiting flexibility in planning for, or reacting to, changes in the Company’s business or industry or in the economy.

Downgrades in the Company’s credit ratings could increase the Company’s cost of borrowing.

The Company’s cost of borrowing and ability to access the capital markets are affected not only by market conditions but also by the debt ratings assigned to the Company by the major credit rating agencies. Trilogy LLC’s existing corporate family rating with Moody’s, S&P and Fitch is currently B2, B and B-, respectively, and the Trilogy LLC Notes are rated B3, B and B/RR3, respectively. There can be no assurance that any rating assigned to the Trilogy LLC Notes or Trilogy LLC’s corporate rating will remain for any given period of time. Any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. A decrease in these ratings would likely increase the Company’s cost of borrowing and/or make it more difficult for it to obtain financing. See “Credit Ratings” for additional information on the Company’s existing credit ratings.

Political and Regulatory Risks

Bolivia and other countries in which the Company may do business in the future present significant political, social, economic and legal risks, which could have a material adverse effect on the Company’s business, financial condition and prospects.

Bolivia and other countries in which the Company may operate in the future present significant political, social, economic and legal challenges that could have a material adverse effect on the Company’s business, financial condition and prospects. These include (i) governments that are unpredictable and may even become hostile to foreign investment, which could result in expropriation or nationalization of the Company’s operations, (ii) possible civil unrest fueled by economic and social crises, insurrection, violent protests, terrorism and criminal activities (including kidnappings, extortion, gang-related activities and organized crime), which can, among other things, impair the Company’s normal business operations, intimidate the Company’s local personnel, interfere with the operation of the Company’s communications systems and result in the loss of local management, (iii) political instability and bureaucratic infighting between government agencies with unclear and overlapping jurisdictions, (iv) political corruption and arbitrary enforcement of laws or the adoption of unreasonable or punitive policies, (v) economic disruptions, such as failures of the local banking system and (vi) the lack or poor condition of physical infrastructure, including transportation and basic utility services (such as power and water).

Similarly, changes in political structure or leadership, or in laws and policies that govern operations of overseas-based companies, or changes to, or different interpretations or implementations of, foreign tax laws and regulations, could have a material adverse effect on the Company’s business, financial condition and prospects. High levels of corruption of governmental officials and failure to enforce existing laws also expose the Company to uncertainties, which could have a material adverse effect on the Company’s business, financial condition and prospects. In Bolivia and in other countries in which the Company may operate in the future, the only legal recourse available to the Company may be limited to the internal legal system of the relevant country. Because the legal and court systems in Bolivia and many other countries are not highly developed and may be subject to political influence and other inherent uncertainties, it could be more difficult to obtain a fair or unbiased resolution of disputes. The Company has been unable to procure insurance against political risks (such as losses due to expropriation) at affordable rates and is currently uninsured against such risks.

In Bolivia, the Company is exposed to political risk, such as expropriation or punitive taxation, by virtue of the socialist government’s treatment of the private sector. Evo Morales was inaugurated as President on January 22, 2006, re-elected in 2009 for a five-year term and won reelection in 2014. Mr. Morales’s current term ends in 2020. Although a referendum in February 2016 rejected a proposed constitutional amendment that would have permitted President Morales to run for a fourth term in 2025, it is possible that President Morales may yet seek authority for an additional term through another referendum or by other means.

President Morales campaigned on a populist platform. He has compelled private businesses to pay additional annual bonuses to employees, has forced annual salary increases and has nationalized or initiated plans to nationalize businesses that use or exploit Bolivian national resources, such as its natural gas reserves. While Bolivia’s constitution grants citizens and foreigners the right to private property, it stipulates that the property must serve a social or economic function. If the government determines that an item of property is not sufficiently useful in this regard (according to its own criteria, which can be difficult to interpret), the Bolivian constitution allows the government to expropriate the property. Between 2006 and 2014, the Bolivian government re-nationalized a number of companies that were once owned by the state (but privatized in the 1990s), including upstream and mid-stream energy companies, and certain industrial plants. In 2008, the Bolivian government reacquired, by expropriation from Telecom Italia, the interest in NuevaTel’s competitor, Entel, which Telecom Italia had previously acquired from the Bolivian government. To take control of these companies, the government forced private entities to sell shares to the government, and often at below market prices.

In recent years, President Morales and senior members of his government have declared that the Bolivian government does not intend to undertake additional significant nationalizations. The Bolivian legislature has passed new foreign investment and arbitration codes and the Bolivian government has conducted trade missions to encourage foreign direct investment in Bolivia. However, there can be no assurance that, despite recent pronouncements to the contrary, the administration of President Morales will not seek to nationalize telecommunications carriers, including NuevaTel, in the future.

The wireless communications market is heavily regulated; the Company is exposed to regulatory risks in the countries in which it operates; and changes in laws and regulations could adversely affect the Company.

The Company’s business is heavily regulated in both of the countries in which it operates and it should be expected that pervasive regulation will apply to the operations of the Company in other countries in which it may operate in the future. The regulatory environment is often unpredictable.

New restrictions on the Company’s business or new fees or taxes may be imposed arbitrarily and without advance notice. Regulators may adopt exceptionally strict or even punitive interpretations of applicable laws and regulations, purporting to find violations that would entitle the government to collect fines or even revoke essential licenses.

Changes in the regulation of the Company’s activities, such as increased or decreased regulation affecting prices, the terms of the interconnect agreements with landline telephone networks or wireless operators, environmental or cell siting regulations, or requirements for increased capital investments, could have a material adverse effect on the Company’s business, financial condition and prospects. Significant changes in the ownership of the Company, in the composition of its board of directors, or in its management of its subsidiaries, could provide regulators in the countries where the Company operates with opportunities to require that the Company or its subsidiaries seek governmental consent for changes in control over the businesses that the Company operates or provide regulators with an opportunity to impose new restrictions on the Company and its subsidiaries. Similarly, if the Company is unable to renew licenses, or can renew its licenses only on terms and conditions that are less favorable to it than the terms and conditions that are currently in place, the Company’s business, financial condition and prospects could suffer materially adverse consequences.

The Bolivian telecommunications law (“Bolivian Telecommunications Law”), enacted on August 8, 2011, requires telecommunications operators to pay recurring fees for the use of certain spectrum (such as microwave links), and a regulatory fee of 1% and a universal service tax of up to 2% of gross revenues. The law also authorizes the Autoridad de Regulación y Fiscalación de Telecomunicaciones y Transportes of Bolivia (the “ATT”), Bolivia’s telecommunications regulator, to promulgate rules governing how service is offered to consumers and networks are deployed. The ATT has required wireless carriers to publish data throughput speeds to their subscribers and to pay penalties if they do not comply with transmission speed commitments. It has announced that it will require carriers to implement number portability in the latter half of 2017. It has also conditioned the Long Term Evolution, a widely deployed fourth generation sevice (“4G”), licenses it awarded to Tigo and NuevaTel on meeting service deployment standards, requiring that the availability of 4G service expand over a 96 month period from urban to rural areas. NuevaTel has met its initial 4G launch commitments; however, it anticipates that deployment costs will increase as it penetrates less densely populated regions.

The ATT has aggressively investigated and imposed sanctions on all wireless carriers in connection with the terms on which they offer service to consumers, the manner in which they bill and collect for such services, the manner in which they maintain their networks, and the manner in which they report to the ATT regarding network performance (including service interruptions). In the case of NuevaTel, the ATT has assessed fines totaling approximately $7 million in connection with proceedings concerning past service quality deficiencies and a service outage in 2015. Within the past few months, the Bolivian Public Works Ministry, which supervises the ATT, vacated approximately $4.8 million of these fines on the basis of arguments submitted by NuevaTel; however, the Ministry also allowed the ATT to reinstitute them on different grounds, NuevaTel can provide no assurance that the ATT will refrain from attempting to reimpose these fines. It is possible, as well, that the ATT may subsequently open investigations and seek to impose fines regarding other service outages (both prior outages and outages that occur in the future) and regarding any failure by NuevaTel’s to comply fully with ATT rules governing the filing of reports about network performance (and service outages) and the publication of terms and conditions relating to service offerings.

NuevaTel’s licensing contracts also typically require that NuevaTel post a performance bond valued at 7% of projected revenue for the first year of the respective terms and 5% of gross revenue of the authorized service in subsequent years. Such performance bonds are enforceable by the ATT in order to guarantee that NuevaTel complies with its obligations under the licensing contract and to ensure that NuevaTel pays any fines, sanctions or penalties it incurs from the ATT. NuevaTel and other carriers are permitted by ATT regulations to meet their performance bond requirements by using insurance policies, which must be renewed annually. If NuevaTel is unable to renew its insurance policies, it would be required to seek to obtain a performance bond issued by a Bolivian bank. This performance bond would likely be under less attractive terms than NuevaTel’s current insurance policies, and the terms thereof, or the failure to obtain such a bond, could have a material adverse effect on the Company’s business, financial condition and prospects.

Under the Bolivian Telecommunications Law, carriers must negotiate new licenses (to replace their existing concessions) with the government. Both the law and the Bolivian constitution specify that carriers’ vested rights under their existing concessions will be preserved; however, the Company cannot guarantee that these protections will be respected by the Bolivian government. The ATT migrated the original concessions of Entel and Tigo, wireless competitors to NuevaTel, to new licenses in 2016 in conjunction with renewing their original concessions that were due to expire. In early 2016, the ATT also issued a proposed replacement contract template to NuevaTel that purportedly incorporates provisions of the licenses accepted by Entel and Tigo. NuevaTel has submitted comments on the draft to the ATT and is in discussions with the ATT regarding revisions to the draft. The Company cannot guarantee whether any of NuevaTel’s proposed revisions will be accepted by the ATT, whether a proposed replacement license will be offered by the ATT to NuevaTel, whether the terms of any replacement license that the ATT may offer will fully respect NuevaTel’s vested rights under its existing concession, or whether a replacement license will eliminate the need for NuevaTel to seek a license renewal at the time its existing concession is scheduled to expire in November 2019.

Entel, the government-owned wireless carrier, maintains certain advantages under the Bolivian Telecommunications Law. Entel receives all of the universal service tax receipts paid to the government by wireless carriers; Entel uses these funds to expand its network in rural areas that are otherwise unprofitable to serve. Also, the Bolivian Telecommunications Law excuses Entel from bidding for spectrum in auctions (although it does require Entel to pay the same amount for spectrum as is paid by those who bid for equivalent spectrum in auctions).

New Zealand’s government has adopted regulations that support competition in the telecommunications market. The government’s antitrust regulator, the Commerce Commission, recently rejected a proposed merger between Vodafone, one of 2degrees’ competitors, and Sky Network Television, a satellite pay television service provider. The government has also previously imposed limits on the amount of spectrum that any one party and its associates can hold in specific frequency bands, and has permitted purchasers of spectrum rights to satisfy their purchase payment obligations over time (both of which assisted 2degrees’ ability to acquire spectrum rights); however, the government does not have a clear policy to continue these practices.

The New Zealand government’s previous policy has been to offer renewals to existing rights holders and the government is currently considering renewal options, the timing of which is to be determined. The cost of rights renewals cannot be calculated at this time (2degrees’ 1800 and 2100 MHz rights expire in 2021; other rights used by 2degrees expire in 2031 provided 2degrees meets certain payment and service obligations). The New Zealand Ministry of Business Innovation and Employment (“MBIE”) which is responsible for spectrum licensing, has indicated that it may not offer renewals to 2degrees and its wireless competitors for all of the spectrum they currently use in the 1800 and 2100 MHz bands, but may hold a portion of the spectrum for re-allocation in the future. The MBIE has not made a final decision on the matter.

The Company operates in some markets with substantial tax risks and where the laws may not adequately protect the Company’s shareholder rights.

Taxes payable by the Company’s subsidiary operating companies may be substantial and the Company may be unable to reduce such taxes. Furthermore, distributions and other transfers to the Company from its subsidiary operating companies may be subject to foreign withholding taxes.

The taxation systems in the countries in which the Company operates are complex and subject to change at the national, regional and local levels. In certain instances, new taxes and tax regulations have been given retroactive effect, which makes tax planning difficult. The countries in which the Company operates have increasingly turned to new taxes, as well as aggressive interpretations of current tax laws, as a method of increasing revenue. For example, in Bolivia, under the telecommunications law enacted by the Bolivian legislature on August 8, 2011, telecommunications operators pay a regulatory fee of 1% of gross revenues, recurring fees for the use of certain spectrum (such as microwave links), and are subject to a tax of up to 2% of gross revenues that will finance rural telecommunications programs through a new Universal Access Fund.

In addition, the provisions of new tax laws may prohibit the Company from passing these taxes on to the Company’s local subscribers. Consequently, these taxes may reduce the amount of earnings that the Company can generate from its services.

Continuing growth of the Company’s business will depend on continuing access to adequate spectrum.

The wireless communications industry faces a dramatic increase in usage, in particular demand for and usage of data, video and other non-voice services. The Company must continually invest in its wireless network in order to improve the Company’s wireless service to meet this increasing demand and remain competitive. Improvements in the Company’s service depend on many factors, including continued access to and deployment of adequate spectrum, including any leased spectrum. If the Company cannot renew and acquire additional needed spectrum without burdensome conditions or at reasonable cost while maintaining network quality levels, then the Company’s ability to attract and retain subscribers and therefore maintain and improve its operating margins could be adversely affected. The MBIE, which is responsible for spectrum licensing, has indicated that it may not offer renewals to 2degrees and its wireless competitors for all of the spectrum they currently use in the 1800 and 2100 MHz bands, but may hold a portion of the spectrum for auction. The MBIE has not made a final decision on the matter.

The Company may face shortages of products due to the unavailability of critical components.

Regulatory developments regarding the use of “conflict” minerals mined from the Democratic Republic of Congo and adjoining countries could affect the sourcing and availability of minerals used in the manufacture of certain products, including handsets. Although the Company does not purchase raw materials, manufacture or produce any electronic equipment directly, the regulation may affect some of the Company’s suppliers. As a result, there may only be a limited pool of suppliers who provide conflict-free metals, and the Company cannot ensure that its operating companies will be able to obtain products in sufficient quantities or at competitive prices. Also, because the Company’s supply chain is complex, the Company may face reputational challenges with its subscribers and other stakeholders if the Company is unable to sufficiently verify the origins for all metals used in the products that the Company sells.

If the Company does not comply with anti-corruption legislation, the Company may become subject to monetary or criminal penalties.

The Company is subject to compliance with various laws and regulations, including the Canadian Corruption of Foreign Public Officials Act, the United States Foreign Corruption Practices Act and similar worldwide anti-bribery laws, which generally prohibit companies and their intermediaries from engaging in bribery or making other improper payments to foreign officials for the purpose of obtaining or retaining business or gaining an unfair business advantage. The Company’s employees are trained and required to comply with these laws, and the Company is committed to legal compliance and corporate ethics. The Company operates in Bolivia, which has experienced governmental and private sector corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. There is no assurance that the Company’s training and compliance programs will protect it from acts committed by its employees, affiliates or agents. Violations of these laws could result in severe criminal or civil sanctions and financial penalties and other consequences that may have a material adverse effect on the Company’s business, reputation, financial condition or results of operations.

Competitive, Technology and other Business Risks

The Company faces intense competition in all aspects of its business.

New Zealand and Bolivia are highly competitive wireless markets which in both cases are dominated by well-established carriers with strong market positions, as is more fully described below. Many of the Company’s competitors have substantially greater financial, technical, marketing, sales and distribution resources than the Company. They are either international carriers with wider global footprints, which enable them to provide service at a lower cost than the Company is able to provide service, or they are affiliated with a fixed-line provider that enables them to offer bundles of services and subsidies to the wireless business. In Bolivia, NuevaTel competes against an operator, Entel, controlled by the local government that may provide it with a competitive advantage. The wireless communications systems in which the Company has interests also face competition from fixed-line networks and from wireless internet service providers, using both licensed and unlicensed spectrum and technologies such as WiFi and WiMAX to provide broadband data service, internet access and voice over internet protocol (“VOIP”). As the Company’s wireless markets mature, the Company and its competitors must seek to attract an increasing proportion of each other’s subscriber bases rather than first time purchasers of wireless services. Such competitive factors may result in pricing pressure, reduced margins and financial performance, increased subscriber churn and the loss of revenue and market share.

In Bolivia, NuevaTel competes with Entel (which is controlled by the Bolivian government) and Tigo in the provision of wireless services. As of March 31, 2017, the Company’s management estimates Entel had a 44% market share, and Tigo a 33% market share. By comparison, as of March 31, 2017, the Company’s management estimates NuevaTel had a 23% market share. The Company’s long distance service also competes with Entel, Tigo and other alternative providers.

2degrees’ and NuevaTel’s competitors have promoted strategies that intensify competition and they could introduce new business strategies that present different forms of competition. 2degrees is the latest significant entrant into the New Zealand wireless market, having commenced operations in 2009, and faces competition from established companies with much greater numbers of New Zealand subscribers. As of December 31, 2016, the Company’s management estimates that Vodafone had a 39% market share, Spark New Zealand, a 38% market share and a recent entrant, Blue Reach, has a minimal market share. By comparison, as of March 31, 2017, the Company’s management estimates 2degrees had a 23% market share.

Moreover, additional licenses may be granted in these markets, which would further increase the number of the Company’s competitors.

The Company has limited control over its networks’ call termination costs, roaming revenues and international long distance revenues.

The financial performance of the Company’s wireless businesses is affected not only by the number of subscribers that it serves and the revenues it generates from local communications services, but also by the costs that the Company’s networks incur when they deliver the Company’s subscribers’ calls for termination on other networks. These costs are determined by factors that the Company’s businesses do not control.

Mobile telephone termination rates (“MTRs”) are a significant cost for new entrants and operators with a small market share because most of their subscribers’ traffic is directed to phones served by other carriers. High MTR costs result in higher operating costs for new entrants and small operators. Furthermore, high MTR costs have been shown to be an important factor in enabling incumbent mobile operators with large market share to defend their dominant positions against new entrants.

Roaming and international long distance (“ILD”) revenues are important sources of income for the Company’s operating companies. However, foreign carriers are increasingly aggressive in negotiating lower roaming fees, directing the phones of their subscribers to roam on the network of the carrier in a given market that offers the lowest roaming rates. While the Company is taking steps to increase the number of carriers to which its networks will provide roaming services, it is probable that roaming revenues will decline over time.

Similarly, wireless carriers that derive a significant portion of their income from ILD services are likely to experience increasing pressure on this source of revenues. Competition from emerging VOIP providers as well as from traditional voice and data carriers is intense, and illegitimate providers using fraudulent methods to route calls internationally to avoid taxes and licensing fees have proliferated.

The wireless market is subject to rapid technology changes. Consequently, the Company could be required to make substantial capital expenditures on new technologies, which may not perform as expected or may interfere with the delivery of existing services. Conversely, if the Company is unable or unwilling to make significant investments in new technologies, the Company’s business, financial condition and prospects could be adversely affected to a material degree.

The wireless communications industry continues to face rapid technological change. When the Company invests in certain wireless and information technologies, there is a significant risk that the capabilities of the equipment and software the Company selects: (i) will not perform in accordance with its expectations; (ii) cannot be upgraded reliably or efficiently; (iii) will not be compatible with other equipment or technologies as market trends require; (iv) will interfere with the reliable delivery of important customer services or the maintenance of significant business processes; or (v) will prove to be inferior in critical respects to competing technologies. Equipment incorporating new wireless and information technologies may be unreliable or prove to be incompatible with other elements of network infrastructure operated by the Company or with equipment used by subscribers to access the Company’s networks (e.g., handsets and routers). For example, 2degrees implemented a new business support system (“BSS”) in the first quarter of 2017; while the new BSS is performing in accordance with expectations, the launch temporarily interfered with the delivery of electronic prepaid customer top-up services and with routine billing schedules. The introduction of new technology platforms presents an inherent risk of operational failures that may result in subscriber dissatisfaction, loss of existing subscribers and injury to the Company’s ability to recruit new subscribers, damage to reputation of the Company’s operating subsidiaries, and the imposition of regulatory fines and sanctions, any of which could adversely affect the Company’s business, financial condition, and prospects.

New technologies are being developed and the networks of the Company’s competitors are being upgraded continuously. 4G systems being deployed can deliver value added services that cannot be supplied efficiently over the Global System for Mobile Communications (“GSM” or “2G”) or the Universal Mobile Telecommunication Service, a GSM-based third generation mobile service for mobile communications networks (“3G”), networks. The Company’s competitors have launched new or upgraded networks that are designed to support services that use high-speed data transmission capabilities, including internet access and video telephony. If the Company does not upgrade its existing networks, which will require it to incur substantial cost that it may not have sufficient financial resources to fund, the Company will likely not be able to compete effectively with respect to data and smartphone services (3G, 4G). If the Company fails to compete effectively with respect to technological advances by making capital expenditures to upgrade its wireless networks, the Company’s business, financial condition and prospects could be materially adversely affected.

The Company’s ability to maintain and to expand its networks efficiently depends on the support provided by its network equipment suppliers; the Company may be adversely affected if these suppliers fail or decide not to develop technologies in which the Company has invested or the Company is not able to obtain governmental clearance to use these suppliers’ intellectual property.

The Company relies on a limited number of leading international and domestic communications equipment manufacturers to provide network and telecommunications equipment, including network infrastructure, handsets and technical support. While there are numerous suppliers of handsets and accessories, the number of network equipment suppliers is limited and is decreasing. For example, in the past several years, the Company’s WiMAX equipment supplier in Bolivia announced that it would not continue to develop products using WiMAX technology. While the Company believes that it has sufficient spare equipment or alternative suppliers for the Company’s foreseeable needs, long-term network upgrade or expansion plans may require the Company to establish relationships with new vendors. If the Company is unable to obtain adequate alternative suppliers of equipment or services in a timely manner or on acceptable commercial terms, the Company’s ability to maintain and to expand the Company’s networks may be materially and adversely affected.

The Company also purchases products from equipment suppliers that incorporate or utilize intellectual property. The Company and some of the Company’s equipment suppliers may receive assertions and claims in the future from third parties that the products or software utilized by the Company or its equipment suppliers infringe on the patents or other intellectual property rights of these third parties. Such claims have been growing rapidly in the wireless industry. The Company is unable to predict whether the Company’s business will be affected by any such claims. These claims could require the Company or an infringing equipment supplier to cease certain activities or to cease selling the relevant products and services. These claims can be time-consuming and costly to defend, and divert management resources. If these claims are successful the Company could be forced to pay significant damages or stop selling certain products or services or stop using certain trademarks, which could adversely affect the Company’s results of operations.

Similarly, the Company’s subsidiaries have been required to obtain governmental clearance for the use of intellectual property that is used in network equipment and applications, particularly those designed for the delivery of data and enhanced services. Approval to install equipment from the preferred provider of certain of these services has been withheld by governmental authorities in the past, resulting in delay and additional expense in deploying substitute equipment. Delays in obtaining such clearances or the inability to obtain them could result in postponements to or cancellations of the delivery of certain services in the future or compel the Company to seek alternate vendors, or both. Furthermore, when network equipment must be replaced or upgraded in the future, it is possible that the Company could be required to replace network equipment supplied by its current vendors with equipment procured from alternative providers in order to launch new services or even continue to offer existing services in accordance with applicable regulations; any such replacement might require the Company to pay higher purchase prices than it would be able to negotiate from its current vendors. The Company expects its dependence on key equipment suppliers to continue as the Company develops and introduces more advanced generations of technology.

Most of the Company’s subscribers receive services on a mobile prepaid basis, exposing the Company to high rates of subscriber churn.

As of March 31, 2017, approximately 79% of the Company’s wireless subscribers are prepaid mobile users. Because they do not sign service contracts with a specified duration, they can switch wireless service providers (“churn”) at any time. If the Company’s competitors offer new or additional incentives to the Company’s subscribers to switch wireless service providers – by promoting price discounts or giving away handsets, for example – or if the Company’s competitors upgrade their networks and provide services the Company is not capable of providing, the risk of churn will increase. The Company’s inability to manage subscriber churn levels may have a material adverse effect on the Company’s business, financial condition and prospects. Trilogy LLC’s average levels of monthly prepaid churn for the years ended December 31, 2016, 2015 and 2014 were 5.7%, 5.9%, and 5.8%, respectively. For the periods ended March 31, 2017 and 2016, the blended wireless churn were 4.6% and 5.1%, respectively.

If the Company is unable to retain its distributor relationships, it could adversely affect the Company’s business.

Independent distributors are responsible for enlisting a significant portion of the Company’s new subscribers; the Company also depends on them for topping up (replenishing) nearly all of its existing prepaid subscribers’ accounts. The loss of a large number of the Company’s distributors, or of even a few key distributors, due to financial pressures or to recruitment by the Company’s wireless competitors could have a material adverse effect on the Company’s ability to retain existing subscribers and attract new subscribers.

The Company’s future growth will depend upon its ability to innovate and develop new products.

The Company expects that a large part of its future growth in the coming years will come from new products and innovation. If the Company is unable to find attractive new products for its subscribers or support these products with the required capital investment in its networks, this could adversely influence the Company’s future growth as well as the sustainability of the Company’s existing business, as subscribers could switch to other providers if they offer more attractive new services than the Company.

Furthermore, some of these new products, such as banking services, are complex, involve new distribution channels, and/or are subject to new regulatory and compliance requirements. In addition, some of these new products may involve cash handling, exposing the Company to additional risk of fraud and money laundering or terrorist financing.

Many of the Company’s new products can only be accessed with a 3G or 4G handset. The current cost of 3G and 4G handsets is high and often the Company subsidizes the cost of the handsets to its subscribers. These handset subsidies may put pressure on the Company’s financial performance and may threaten the Company’s business model based on affordability as a whole.

The Company’s business could be negatively impacted by security threats and other material disruptions of the Company’s wireless networks.

Major equipment failures and the disruption of the Company’s wireless networks as a result of terrorist attacks, acts of war, cyber-attacks or other breaches of network or information technology security, even for a limited period of time, may result in significant costs, result in a loss of subscribers, impair the Company’s ability to attract new subscribers, and expose the Company to significant fines or regulatory sanctions, which in turn could have a material adverse effect on the Company’s business and financial condition.

NuevaTel has experienced several network outages affecting voice and 3G and 4G data services both locally and nationally over the past several years including, most recently, in March, April and June 2017. NuevaTel has voluntarily compensated the customers affected by several of these outages. As to most of these outages the ATT is investigating if the outages were unforeseen or events that could have been avoided by NuevaTel, and, if avoidable, whether penalties should be imposed. The ATT investigated an August 2015 outage (in the town of San José de Chiquitos) and on February 15, 2016, the ATT imposed a fine of $4.5 million against NuevaTel on the grounds that the outage was preventable by NuevaTel. NuevaTel appealed the ATT’s decision on the grounds that the interruption was attributable to a force majeure event. The fine was rescinded by the ATT and then reimposed on different grounds. In June 2017, the Ministry of Public Works, Services and Housing vacated the fine, but allowed the ATT to consider reinstating a penalty. The ATT has until August 1, 2017, to do so. The Company believes that NuevaTel has strong defenses to the imposition of a significant fine in this case and NuevaTel intends to contest the fine vigorously.

In Bolivia, more stringent network performance standards have been mandated by regulatory authorities to ensure quality of service during unforeseen disturbances, and the Company may be required to make significant investments in the Company’s existing networks in order to comply with these recently adopted network performance standards.

The Company’s reputation and financial condition could be harmed if there is failure to protect the Company’s subscriber information.

The Company’s networks carry and store a large volume of confidential voice and data traffic. The Company must provide its subscribers with reliable service and protect the communications, location, and personal information shared or generated by the Company’s subscribers. The Company relies upon its systems and networks to provide and support the Company’s services and, in some cases, to protect its subscribers’ and the Company’s information. Any major compromise of the Company’s data or network security could impact the Company’s reputation, may lead to legal action against the Company and may lead to a loss of confidence in the security of the Company’s products and services.

Concerns about the actual or perceived health risks relating to electromagnetic and radio frequency emissions, as well as the attendant publicity or possible resultant litigation, may have a material adverse effect on the Company’s business, financial condition and prospects.

The Company does not manufacture devices or other equipment sold by it and generally relies on the Company’s suppliers to provide it with safe equipment. The Company’s suppliers are required by applicable law to manufacture their devices to meet certain governmentally imposed safety criteria. However, even if the devices the Company sells meet the regulatory safety criteria, the Company could be held liable with the equipment manufacturers and suppliers for any harm caused by products the Company sells if such products are later found to have design or manufacturing defects.

Media and other reports from time to time suggest that electromagnetic and radio frequency emissions from wireless handsets and base stations may be linked to various health concerns, including cancer, and may interfere with various electronic and medical devices, including automobile braking and steering systems, hearing aids and pacemakers. A number of lawsuits have been filed against wireless carriers and other participants in the wireless industry, asserting product liability, breach of warranty, adverse health effects and other claims relating to radio frequency transmissions to and from handsets and wireless data devices. Few claims of this nature have been asserted against the Company or any of its operating entities and none has resulted in significant liabilities. Concerns over radio frequency emissions, or press reports about these risks, may have the effect of discouraging the use of wireless handsets, and thus decrease demand for wireless products and services and the Company’s revenues, growth rates, subscriber base and average usage per subscriber. If further research establishes any link between the use of handsets and health problems, such as brain cancer, the Company could be required to pay significant expenses in defending lawsuits and significant awards or settlements, any or all of which could have a material adverse effect on the Company’s business, financial condition and prospects.

There are also safety risks associated with the use of wireless devices while operating vehicles or equipment. Concerns over these safety risks and the effect of any legislation, rules or regulations that have been or may be adopted in response to these risks could limit the Company’s ability to sell its wireless service.

The Company is subject to litigation or regulatory proceedings, which could require it to pay significant damages or settlements.

The Company’s business faces litigation, which may include, from time to time, patent infringement lawsuits, antitrust class actions, wage and hour class actions, personal injury claims, subscriber privacy violation claims, shareholder disputes, lawsuits relating to the Company’s advertising, sales, billing and collection practices or other issues, and regulatory proceedings.

In addition, the Company’s business may also face personal injury and consumer class action lawsuits relating to alleged health effects of wireless phones or radio frequency transmitters, and class action lawsuits that challenge marketing practices and disclosures relating to alleged adverse health effects of handheld wireless phones. The Company may incur significant expenses in defending these lawsuits. The Company also spends substantial resources to seek to comply with various government standards which may entail related investigations. In addition, the Company may be required to pay significant awards or settlements that could materially adversely affect the Company’s operations or financial results.

The Company’s financial performance will be impaired if it experiences high fraud rates related to device financing, credit cards, dealers, or subscriptions.

The Company’s operating costs could increase substantially as a result of fraud, including device financing, customer credit card, subscription or dealer fraud. If the Company’s fraud detection strategies and processes are not successful in detecting and controlling fraud, whether directly or by way of the systems, processes, and operations of third parties such as national retailers, dealers and others, the resulting loss of revenue or increased expenses could have a materially adverse impact on the Company’s financial condition and results of operations.

Management Team and Minority Shareholder Risks

If the Company loses any key member of its management team, the Company’s business could suffer. The Company may have difficulty in obtaining qualified local managerial personnel to successfully operate the Company’s businesses.

The Company’s future operating results depend, in significant part, upon the continued contributions of the Company’s experienced senior management and technical personnel. The Company’s management team is small. Departure of any senior manager could be highly disruptive to its operations and may have a material adverse effect on the Company’s business, financial condition and prospects.

In addition, competition for personnel in the Company’s markets is intense due to the small number of qualified individuals in the countries in which the Company operates. Given the Company’s focus on growth, it is important that the Company attract and retain qualified local personnel. Such personnel will be critical for the supervision of network build-outs and other capital implementation programs, the development of financial and information technology systems, the hiring and training of personnel, the implementation of internal controls and the coordination of activities among newly established or rapidly expanding departments. The Company’s failure to manage its growth and personnel needs successfully could have a material adverse effect on the Company’s business, financial condition and prospects.

Although the Company exercises management control over its subsidiaries, disagreements between the Company and investors who hold minority equity stakes in the Company’s subsidiaries could adversely affect the Company’s business, financial condition and prospects or affect the ability of NuevaTel or 2degrees to pay dividends to the Company

The Company’s Bolivia subsidiary, NuevaTel, is 28.5% owned by Comteco, the third largest cooperative fixed line telephone company in Bolivia. Comteco could limit the Company’s ability to implement its strategies and plans for its Bolivian operations. Any disagreements with Comteco may have a material adverse effect on the Company’s business, financial condition and prospects. While Comteco does not have significant approval or veto rights under the NuevaTel shareholders agreement, dated November 19, 2003, Comteco’s status as a minority investor may limit the Company’s flexibility and ability to implement strategies and financing and other plans that the Company believes are in its best interests. The Company’s operations may be affected if disagreements develop with Comteco. See “Description of the Business of the Company – Bolivia (NuevaTel) – NuevaTel Shareholders Agreement” in the Annual Information Form for additional information.

Certain matters relating to the governance of the Company’s New Zealand subsidiary, 2degrees, as well as the transfer and sale of the Company’s shares in 2degrees (“2degrees Shares”), are subject to the 2degrees Third Amended and Restated Shareholders Agreement, dated November 22, 2012 (the “2degrees Shareholders Agreement”). The principal minority shareholder of 2degrees, Tesbrit, holds two positions on the 2degrees board of directors; certain extraordinary decisions require the approval of at least one of the directors appointed by Tesbrit. These decisions include (among other things) changes to the constitution, changes to the nature of 2degrees’ business, transactions outside of the ordinary course of business, and affiliated party transactions. A proposal to sell more than half of 2degrees’ assets will require Tesbrit’s approval.

In December 2016, Tesbrit notified management that it believes the Company’s disclosure of information relating to 2degrees in securities filings in Canada and the United States is in violation of Trilogy LLC’s confidentiality obligations under the 2degrees Shareholders Agreement. Tesbrit has also asserted that its pre-emptive rights under the 2degrees Shareholders Agreement and the 2degrees constitution were abridged earlier this year when 2degrees issued new shares to Trilogy LLC in connection with Trilogy LLC’s conversion of a loan to equity and when the Company and Trilogy LLC acquired shares from former 2degrees minority shareholders, Hautaki Limited and KMCH Holdings Limited. To date, Tesbrit has taken no formal legal action with respect to its objections and is currently reviewing a proposal from the Company on a process for future disclosures.

Any unresolved disagreements with Tesbrit may have a material adverse effect on the Company’s business, financial condition and prospects, including the ability of the Company to implement its strategies and plans for its New Zealand operations. See “Description of the Business of the Company – New Zealand (2degrees) – 2degrees Shareholders Agreement” in the Annual Information Form for additional information.

Macroeconomic, Geographic and Currency Risks

An economic downturn or deterioration in any of the Company’s markets could have a material adverse effect on the Company’s business, financial condition and prospects.

The Company will be affected by general economic conditions, consumer confidence spending, and the demand for and prices of its products and services. Adverse general economic conditions, such as economic downturns or recessions leading to a declining level of retail and commercial activity in New Zealand or Bolivia could have a negative impact on the demand for the Company’s products and services. More specifically, adverse general economic conditions could result in customers delaying or reducing purchases of the Company’s products and services or discontinuing using them, and a decline in the creditworthiness of its customers, which could increase the Company’s bad debt expense.

Much of the population in Bolivia earns a living on a day-to-day basis and spends its income primarily on basic items such as food, housing and clothing; any new downturn in their economies would leave this segment of the population with even less money to spend on the Company’s services, reducing its revenues.

The Bolivian economy is still in a development and structural reform stage, and is subject to rapid fluctuations in terms of consumer prices, employment levels, gross domestic product and interest and foreign exchange rates. These fluctuations affect the ability of subscribers to pay for the Company’s services. Devaluation of local currency has at times in the past also significantly impacted purchasing power. More generally, periods of significant inflation in any of the Company’s markets could have a material adverse effect on the Company’s business, financial condition and prospects.

The Company operates in countries that are exposed to natural disasters, to which the countries’ governments and economies may not be well-equipped to respond and from which the Company may experience losses for which the Company is not adequately insured.

The Company’s markets are located in countries that are vulnerable to a variety of natural disasters, including earthquakes. In New Zealand, the 2011 earthquake in Christchurch caused widespread damage and disruption. An earthquake struck New Zealand’s South Island again in November 2016, which caused minor interruptions to 2degrees’ service. Earthquakes can occur in New Zealand at any time. Bolivia is also susceptible to earthquakes, as well as flooding in the northeastern portion of the country. Unlike New Zealand, Bolivia does not have resilient infrastructures and its government and economy are not well equipped to respond to significant natural disasters. Consequently, the adverse effects of catastrophes may be more significant, more pervasive, and longer lasting in Bolivia than they would be in countries with better emergency response resources and economies that are more robust. The losses that the Company’s business may incur in Bolivia may therefore be greater than they would be in other, more developed countries.

The Company cannot ensure that its network facilities and its offices, stores and warehouses in these markets would survive a future hurricane, earthquake or natural disaster. Similarly, the Company cannot ensure that it will be able to procure insurance for such losses in meaningful amounts or at affordable rates in the future.

The Company’s operating subsidiaries receive revenue in the currency of the subsidiary’s country of operation and a decline in foreign exchange rates for currencies in the Company’s markets may adversely affect the Company’s growth and the Company’s operating results.

Substantially all of the Company’s revenues are earned in non-U.S. currencies, but the Company reports its results in U.S. dollars. Fluctuations in foreign currency exchange rates could have a significant impact on the Company’s reported results that may not reflect the operating trends in the Company’s business. Because the Company reports its results of operations in U.S. dollars, declines in the value of local currencies in the Company’s markets relative to the U.S. dollar could have a material adverse effect on the Company’s results of operations and financial condition, as was the case for the Company’s New Zealand operations in 2015. In Bolivia, the Boliviano is subject to a crawling peg to the U.S. dollar. In other words, the Boliviano is fixed to the U.S. dollar but is subject to small fluctuations that are not pre-announced to the public.

To the extent that the Company’s foreign operations retain earnings or distribute dividends in local currencies, the amount of U.S. dollars the Company receives will be affected by fluctuations of exchange rates for such currencies against the U.S. dollar. Although the Company’s assets and revenues are generally in local currency, the Company’s primary liability – the remaining principal amount of the Notes Indenture – is in U.S. dollars, which may exacerbate the Company’s exposure to foreign currency fluctuations or devaluations.

Foreign exchange controls may restrict the Company’s ability to receive distributions from its subsidiaries and any such distributions may be subject to foreign withholding taxes.

The Company derives substantially all of its revenues through funds generated by the Company’s foreign operating companies, which receive a large portion of their revenues in the currency of the markets in which they operate. The ability of the Company’s operating companies to transfer funds to the Company may be limited by a variety of regulatory and commercial constraints. Foreign exchange controls may significantly restrict the ability of these foreign operating companies to pay interest and dividends and repay loans in U.S. dollars. It may be difficult to convert large amounts of local currency into U.S. dollars or U.S. dollars into local currency because of limited foreign exchange markets. In cases where distributions by the Company’s operating companies to the Company can be made, such distributions may be subject to foreign withholding taxes, currently 12.5% in Bolivia and up to 5% in New Zealand, subject to facts and circumstances.

An increase in interest rates may increase the cost of floating-rate debt and new fixed rate long-term financings or refinancing of existing credit facilities.

Borrowings under the Senior Facilities Agreement and the Bolivian Syndicated Loan bear interest at variable rates based upon the New Zealand Bank Bill Reference Rate and the Tasa de Referencia (the rate established by the Central Bank in Bolivia), respectively. The Company is subject to interest rate risk with variable rate borrowings under these facilities. Interest rate risk is the risk that changes in interest rates could adversely affect earnings and cash flows. Specific interest rate risk includes the risk of increasing interest rates on floating-rate debt and increasing interest rates for planned new fixed rate long-term financings or refinancing of existing credit facilities. The Company’s policy is to enter into interest rate swap agreements to manage the Company’s exposure to fluctuations in interest rates associated with interest payments on the Company’s floating rate long-term debt.

Under the terms of interest rate swaps, the other parties expose the Company to credit risk in the event of nonperformance; however, the Company does not anticipate the nonperformance of any of the Company’s counterparties. Further, the Company’s interest rate swaps do not contain credit rating triggers that could affect the Company’s liquidity.

Risks Related to the Company’s Capital Structure, Public Company and Tax Status, and Capital Financing Policies

The ability of Trilogy’s operating subsidiaries to utilize net operating losses and certain other tax attributes may be limited.

Trilogy LLC’s operating subsidiary 2degrees has substantial carried forward tax losses which may not be available to offset any future assessable income. As of December 31, 2016, 2degrees had available net operating loss carryforwards of $189.0 million related to its operations in New Zealand. These net operating losses carry forward indefinitely provided that 2degrees shareholder continuity thresholds are maintained. Shareholder continuity is measured with reference to changes in the indirect ownership of Trilogy LLC’s subsidiaries that hold interests in 2degrees. The Company will continue to assess the recoverability of the New Zealand net operating loss carryforwards based on shareholder continuity requirements following the completion of the Arrangement and any subsequent changes in the shareholder continuity. The Company will also continue to assess commercial strategies which may impact availability of net operation losses. It is uncertain whether any of the 2degrees’ net operating losses carried forward as of December 31, 2016 will be available to be carried forward and offset 2degrees’ assessable income, if any, in future periods.

The Company will be treated as a U.S. domestic corporation for U.S. federal income tax purposes and will be liable for both U.S. and Canadian income tax.

The Company will be treated as a U.S. domestic corporation for U.S. federal income tax purposes under Section 7874 of the Code. As a result, the Company will be subject to U.S. income tax on its worldwide income and this treatment will continue indefinitely. In addition, the Company will be subject to Canadian income tax on its worldwide income. Consequently, the Company will be liable for both U.S. and Canadian income tax on its worldwide income, which could have a material adverse effect on its financial condition and results of operations.

Potentially adverse tax consequences may result from the receipt of dividends on the Common Shares.

Dividends received by holders of Common Shares who are residents of Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”) will be subject to U.S. withholding tax. A foreign tax credit under the Tax Act in respect of such U.S. withholding taxes may not be available to such holder.

Dividends received by holders of Common Shares who are U.S. persons or U.S. tax residents will not be subject to U.S. withholding tax but, if the recipient is not a resident in Canada for the purposes of the Tax Act, the dividends will be subject to Canadian withholding tax. The Company will be considered to be a U.S. domestic corporation for U.S. federal income tax purposes. As a result, dividends paid by the Company will be characterized as U.S. source income for purposes of the foreign tax credit rules under the Code. Accordingly, U.S. persons and U.S. tax residents generally would not be able to claim a credit for any Canadian tax withheld unless they have other foreign source income that is subject to a low or zero rate of foreign tax and certain other conditions are met.

Dividends received by shareholders that are not Canadian tax residents, U.S. persons or U.S. tax residents will be subject to U.S. withholding tax and will also be subject to Canadian withholding tax. These dividends may not qualify for a reduced rate of U.S. withholding tax under any income tax treaty otherwise applicable to a shareholder of the Company, subject to examination of the relevant treaty.

United States, Canadian, and other foreign country taxes may be payable, directly or indirectly, by the Company on its direct or indirect sale of a subsidiary of the Company, the assets of a subsidiary of the Company, or other investment.

United States, Canadian, and other foreign country taxes may be payable, directly or indirectly, by the Company on its direct or indirect sale of a subsidiary of the Company, a subsidiary’s assets, or other investment. The amount of such taxes, which may be material, will depend on the selling price, the jurisdictions that would impose tax on the sale, and other factors.

The Company is a holding company that has no material assets other than its indirect interest in Trilogy LLC and, accordingly, it is dependent upon distributions from Trilogy LLC to pay taxes and other expenses.

The Company is a holding company and has no material assets other than its Trilogy Class B Units held indirectly through Trilogy International Partners Intermediate Holdings LLC (“Trilogy Intermediate Holdings”). Neither the Company nor Trilogy Intermediate Holdings has any means of generating revenue independent of Trilogy LLC. Trilogy LLC is treated as a partnership for U.S. federal income tax purposes and, as such, its taxable income will generally be allocated to its members for such purposes, pro rata according to the number of Class B units and Class C units of Trilogy LLC (the “Trilogy Class B Units” and “Trilogy Class C Units”, respectively) each member owns. Accordingly, Trilogy Intermediate Holdings will be subject to U.S. tax on its allocable share of any taxable income of Trilogy LLC (without regard to any distributions it may receive from Trilogy LLC). The operating agreement of Trilogy LLC (the “Trilogy LLC Agreement”) requires Trilogy LLC to make pro rata cash distributions, on a periodic basis, to its members holding Trilogy Class B or Trilogy Class C Units, based on an assumed 40% tax rate multiplied by Trilogy LLC’s taxable income (if any) for the period, and to pay expenses related to the operations of the Company and Trilogy Intermediate Holdings. To the extent that the Company and/or Trilogy Intermediate Holdings require funds to pay their tax liabilities or to fund their operations and Trilogy LLC is restricted from making distributions to the Company or Trilogy Intermediate Holdings under applicable agreements, laws or regulations or does not have sufficient cash to make the distribution of such funds, the Company may have to borrow funds or raise equity to meet those obligations, and its liquidity and financial condition could be materially adversely affected. The Company may not be able to borrow funds on its own, and there can be no assurance that it will be able to issue additional equity on attractive terms or at all.

In certain circumstances, Trilogy LLC will be required to make distributions to the Company and the other owners of Trilogy LLC and such distributions may be substantial.

Trilogy LLC will be required to make pro rata cash tax distributions to its members based on an assumed 40% tax rate multiplied by Trilogy LLC’s taxable income (if any) for the applicable period. Funds used by Trilogy LLC to satisfy its tax distribution obligations will not be available for reinvestment in its business. Moreover, these tax distributions may be substantial, and may exceed (as a percentage of Trilogy LLC’s taxable income) the overall effective tax rate applicable to a similarly situated corporate taxpayer.

Different interests among holders of Trilogy Class C Units and the Common Shares or between such securityholders and the Company, including with respect to related party transactions, could prevent the Company from achieving its business goals.

The Company expects that members of the Board (the “Board”) will include directors who are affiliated with entities that may have commercial relationships with the Company. Certain holders of Trilogy Class C Units or Common Shares could also have business interests that conflict with those of other holders, which may make it difficult for the Company to pursue strategic initiatives that require consensus among the Company’s securityholders.

A conflict of interest could arise between or among the Company and the holders of Trilogy Class C Units and Common Shares in a number of areas relating to the Company’s past and ongoing relationships. For example, holders of Trilogy Class C Units and Common Shares may have different tax positions from each other or from the Company which could influence the Company’s decisions regarding whether and when to dispose of assets and whether and when to incur new or refinance existing indebtedness. In addition, the structuring of future transactions may take into consideration these tax or other considerations even where no similar benefit would accrue to the Company. In addition, the Articles of the Company provide that any proposed Sale Transaction would, unless approved by all of the Independent Directors of the Company as defined in the Articles of the Company, (which exclude holders of Trilogy Class C Units), be subject to the approval of the holders of Common Shares and the holder of the Special Voting Share, each voting as a separate class and each by a simple majority of votes cast. These sale restrictions may impact the Company’s decisions and ability to complete potential transactions.

There are no formal dispute resolution procedures in place to resolve conflicts between the Company and holders of Common Shares and Trilogy Class C Units. The Company may not be able to resolve any potential conflicts between it and its securityholders and, even if it does, the resolution may be less favorable to the Company than would exist if no such conflicts existed.

The Company has identified a material weakness in its internal controls. If the Company is unable to implement and maintain effective internal control over financial reporting, the Company might not be able to report financial results accurately and on a timely basis or prevent fraud. Additionally, debt investors may lose confidence in the accuracy and completeness of the Company’s financial reports.

Effective internal controls are necessary for the Company to provide reliable financial reports and prevent fraud. If the Company cannot provide reliable financial reports or prevent fraud, the Company’s business and results of operations could be harmed and holders of the notes could lose confidence in the Company’s reported financial information.

Prior to the Arrangement, Trilogy LLC was not a subsidiary of a public company and did not have to comply with many of the responsibilities and reporting obligations associated with being a public company subsidiary. Although Trilogy LLC started the process to augment its internal controls and related staff in anticipation of becoming a public company, the Company cannot assure you that the measures taken to date by Trilogy LLC and the Company, or any measures the Company may take in the future, will be sufficient to avoid potential material weaknesses in the Company’s internal controls. The Company is not currently required to comply with Section 404 of SOX or certain certification requirements of National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”). As a result, the Company and Trilogy LLC are not currently required to make an assessment of the effectiveness of their internal controls, or to deliver a report that assesses the effectiveness of their internal control over financial reporting. Prior to consummation of the Arrangement, Trilogy LLC began and management of the Company continues to evaluate, document and test its internal control procedures to enable it to satisfy the requirements of Section 404(a) of SOX and the related rules of the SEC and NI 52-109, which will require, among other things, the Company’s management to assess annually (beginning with the annual report for 2017) the effectiveness of the Company’s internal control over financial reporting. TIP Inc. currently qualifies as an “emerging growth company” under the U.S. Jumpstart Our Business Startups (“JOBS Act”), and accordingly pursuant to a JOBS Act deferral provision will thereby likely not be required to include the SOX 404(b) auditor attestation report of internal control over financial reporting for at least several years.

In connection with the preparation of Trilogy LLC’s audited annual financial statements for the year ended December 31, 2016, certain control deficiencies were identified by the Company that, in the aggregate, were determined to be a material weakness. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to the accounting, compliance, and information technology (“IT”) control processes and documentation, along with staffing to support these processes, at 2degrees not having been developed to sufficiently address the increased scale and complexity in the business during 2degrees’ expansion since its launch. See “Controls and procedures” in the Interim MD&A for additional information. The Company has not identified, nor is it aware of, any material misstatements in its financial statements, notwithstanding its material weakness determination.

The Company has initiated measures to remediate the underlying causes of the material weakness, and is in the process of documenting, assessing and testing its internal control over financial reporting as part of efforts to comply with NI 52-109 and Section 404 of SOX, when required. Management will identify additional staffing to fill needs in the accounting, compliance and IT areas at 2degrees who will be responsible for further developing balance sheet reconciliation and IT oversight processes and controls including adding depth, rigor, and precision to reviews of periodic reconciliations of key accounts. Senior management has discussed the aforementioned material weakness with the Company’s Audit Committee and the Board, both of which will continue to review progress on these remediation activities on a regular and ongoing basis. At this time, however, no assurance can be provided that the actions and remediation efforts to be taken or implemented will effectively remediate the material weakness described above or prevent the incidence of other material weaknesses in the Company’s internal controls over financial reporting in the future. See “Controls and procedures” in the Interim MD&A for additional information.

The process of designing and implementing effective internal controls and procedures, and expanding the Company’s internal accounting capabilities, is a continuous effort that requires the Company to anticipate and react to changes in the business and the economic and regulatory environments in which it operates and to expend significant resources to establish and maintain a system of internal controls that is adequate to satisfy its reporting obligations as a public company. This process will require the investment of substantial time and resources, including involvement of the Chief Financial Officer and other members of the Company’s management. In addition, the Company cannot predict the outcome of this process and whether remedial actions will need to be implemented. The process and any remediation plans required could result in the Company incurring additional unanticipated costs. The Company cannot be certain at this time whether it will be able to successfully complete the implementation of effective internal controls and procedures necessary to make a positive assessment thereof under the requirements of Section 404 of SOX and NI 52-109.

Any failure of the Company’s internal controls could also adversely affect the results of the periodic management evaluations and required reports and certifications regarding the effectiveness of the Company’s internal control over financial reporting that are required under Section 404 of SOX and NI 52-109.

New laws and regulations affecting public companies may expose the Company to additional liabilities and may increase its costs significantly.

Any future changes to the laws and regulations affecting public companies, compliance with existing provisions of NI 52-109 and Section 404(a) of SOX, and other applicable Canadian and U.S. securities laws and regulation and related rules and policies, may cause the Company to incur increased costs as it evaluates the implications of new rules and implements any new requirements. Delays or a failure to comply with the new laws, rules and regulations could result in enforcement actions, the assessment of other penalties and civil suits. When the Company becomes subject to the SOX 404(b) auditor attestation requirement in the future, it may incur significant additional costs.

Any new laws and regulations may make it more expensive for the Company to provide indemnities to the Company’s officers and directors and may make it more difficult to obtain certain types of insurance, including liability insurance for directors and officers. Accordingly, the Company may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for the Company to attract and retain qualified persons to serve on the Board or as executive officers. The Company may be required to hire additional personnel and utilize additional outside legal, accounting and advisory services, all of which could cause general and administrative costs to increase beyond what the Company currently has planned. The Company will evaluate and monitor developments with respect to these laws, rules and regulations, and the Company cannot predict or estimate the amount of the additional costs it may incur or the timing of such costs.

The Company will be required annually to review and report on the effectiveness of its internal control over financial reporting in accordance with NI 52-109 and will likely be required (beginning in 2018) to comply with Section 404(a) of SOX. The results of these reviews, if applicable, are required to be reported under applicable Canadian securities laws in the Company’s management’s discussion and analysis and are required to be reported in the U.S. Annual Report on Form 40-F required to be filed annually with the SEC. The Company’s Chief Executive Officer and the Company’s Chief Financial Officer will be required to report, and/or certify, on the effectiveness of the Company’s internal control over financial reporting, among other matters.

Management’s review is designed to provide reasonable assurance, not absolute assurance, that any material weaknesses existing within the Company’s internal controls are identified. Material weaknesses represent deficiencies existing in internal controls that may not prevent or detect a misstatement occurring which could have a material adverse effect on the quarterly or annual financial statements of the Company. In addition, management cannot provide assurance that the remedial actions being taken by the Company to address any material weaknesses identified will be successful, nor can management provide assurance that no further material weaknesses will be identified within its internal controls over financial reporting in future years.

If the Company fails to maintain effective internal controls over its financial reporting, there is the possibility of errors or omissions occurring or misrepresentations in the Company’s disclosures which could have a material adverse effect on the Company’s business, its financial statements and the value of the Common Shares.

Public company requirements may strain the Company’s resources.

As a public company, the Company is subject to the reporting requirements of the Securities Act (British Columbia), as amended, as well as the applicable securities laws of the other Canadian provinces, and is subject to certain reporting requirements under the Exchange Act, and, in each case, as applicable, the regulations and rules thereto, including applicable national and multilateral instruments adopted as rules, decisions, rulings and orders promulgated under the Securities Act (British Columbia), as well as the applicable securities laws of other Canadian provinces, and the Exchange Act and the published policy statements issued by the British Columbia Securities Commission and the SEC, respectively. The Company is also subject to the ongoing listing requirements of the TSX. The obligations of operating as a public company require significant expenditures and place additional demands on management as the Company complies with the reporting requirements of a public company. The Company may need to hire additional accounting, financial and legal staff with appropriate public company experience and technical accounting and regulatory knowledge.

In addition, any actions that may be taken by any significant shareholders, may divert the time and attention of the Board and management from its business operations. Campaigns by significant investors to effect changes at publicly traded companies have increased in recent years. If a proxy contest were to be pursued by any shareholders of the Company it could result in substantial expense to the Company and consume significant attention of management and the Board. In addition, there can be no assurance that any shareholder will not pursue actions to effect changes in the management and strategic direction of the Company, including through the solicitation of proxies from the Company’s shareholders.

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our Common Shares less attractive to investors; at such time as we cease to qualify as an "emerging growth company" under the JOBS Act, the costs and demands placed upon management will increase.

The JOBS Act permits "emerging growth companies" like us to rely on some reduced disclosure requirements for as long as we qualify as an emerging growth company. During that period, as mentioned above we are permitted to omit the auditor's attestation on internal control over financial reporting that would otherwise be required by SOX. In addition, among other things, Section 107 of the JOBS Act provides that, as an emerging growth company, we can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the U.S. Securities Act for complying with new or revised accounting standards. We can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards. Even if we ceased to be a “foreign private issuer” (see next Risk Factor) for as long as we qualify as an emerging growth company we may avail ourselves of reduced executive compensation disclosure and shareholder votes on compensation-related matters compared to larger companies. Until such time as we cease to qualify as an emerging growth company, investors may find our Common Shares less attractive because we may rely on these exemptions. If some investors find our Common Shares less attractive as a result, there may be a less active trading market for our Common Shares and our stock price may be more volatile.

We will continue to be deemed an emerging growth company until the earliest of (i) the last day of the fiscal year during which we had total annual gross revenues of $1 billion (as indexed for inflation), (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of Common Shares under a registration statement under the U.S. Securities Act, (iii) the date on which we have, during the previous 3-year period, issued more than $1 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” as defined by the SEC, which would generally occur upon our attaining a public float of at least $700 million. Once we lose emerging growth company status, we expect the costs and demands placed upon management to increase, as we would have to comply with additional disclosure and accounting requirements.

If the Company were to lose the Company’s foreign private issuer status under U.S. federal securities laws, the Company would likely incur additional expenses associated with compliance with the U.S. securities laws applicable to U.S. domestic issuers.

As a foreign private issuer, as defined in Rule 3b-4 under the Exchange Act, the Company is exempt from certain of the provisions of the U.S. federal securities laws. For example, the U.S. proxy rules and the Section 16 reporting and “short swing” profit rules do not apply to foreign private issuers. However, if the Company were to lose the Company’s status as a foreign private issuer, these regulations would immediately apply and the Company would also, among other things, be required to commence reporting on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K, rather than the forms currently available to the Company, such as Forms 40-F and 6-K. Compliance with these additional disclosure and timing requirements under these securities laws would likely result in increased expenses and would require the Company’s management to devote substantial time and resources to comply with new regulatory requirements. Further, to the extent that the Company was to offer or sell the Company’s securities outside of the United States, the Company would have to comply with the more restrictive Regulation S requirements that apply to U.S. companies, and the Company would no longer be able to utilize the multijurisdictional disclosure system forms (including Form F-10, with which this prospectus was filed with the SEC) for registered offerings by Canadian companies in the United States, which could limit the Company’s ability to access the capital markets in the future. There can be no assurance that the Company will retain its foreign private issuer status beyond June 30, 2018.

Risks Relating to the Offering

There is currently no market through which our securities, other than our Common Shares, may be sold.

There is currently no market through which our securities, other than our Common Shares, may be sold and, unless otherwise specified in the applicable prospectus supplement, our subscription receipts, units, warrants or share purchase contracts will not be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell subscription receipts, units, warrants or share purchase contracts purchased under this prospectus. This may affect the pricing of our securities, other than our Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market for our securities, other than our Common Shares, will develop or, if developed, that any such market will be sustained.

Sales of a substantial number of the Common Shares may cause the price of the Common Shares to decline.

Any sales of substantial numbers of the Common Shares in the public market (including those that may be offered pursuant to this prospectus) or the exercise of significant amounts of the Trilogy Warrants or the perception that such sales or exercise might occur may cause the market price of the Common Shares to decline. The market price of the Common Shares could be adversely affected upon the expiration of lock up periods applicable to certain Company shareholders, including the minority shareholders of 2degrees that exchanged their 2degrees Shares for Common Shares at the completion of the Arrangement and the holders of Trilogy Class C Units, many of whom are expected to redeem their Trilogy Class C Units (a taxable transaction in the U.S.), which may result in the issuance to such holders of Common Shares that they may wish to sell shortly following such redemption. On August 7, 2017, lock-ups will expire as to 7,605,315 Common Shares and 22,004,964 Trilogy Class C Units, representing 66.9% of the current issued and outstanding Common Shares (or 35.5% of the issued and outstanding Common Shares assuming full redemption of the outstanding Trilogy Class C Units into Common Shares) . The total number of Common Shares coming out of lock-up (including those Common Shares issuable upon redemption of Trilogy Class C Units) represents 8,206 times the average daily trading volume of the Common Shares during June 2017.

The market price of the Common Shares may be highly volatile.

Market prices for telecommunication corporations have at times been volatile and subject to substantial fluctuations. The stock market, from time-to-time, experiences significant price and volume fluctuations unrelated to the operating performance of particular companies. Future announcements concerning the Company or its competitors, including those pertaining to financing arrangements, government regulations, developments concerning regulatory actions affecting the Company, litigation, additions or departures of key personnel, cash flow, and economic conditions and political factors in the U.S., Canada, New Zealand, Bolivia or other regions may have a significant impact on the market price of the Common Shares. In addition, there can be no assurance that the Common Shares will continue to be listed on the TSX.

The market price of the Common Shares could fluctuate significantly for many other reasons, including for reasons unrelated to the Company’s specific performance, such as reports by industry analysts, investor perceptions, or negative announcements by its subscribers, competitors or suppliers regarding their own performance, as well as general economic and industry conditions. For example, to the extent that other large companies within its industry experience declines in their stock price, the share price of the Common Shares may decline as well. In addition, when the market price of a company’s shares drops significantly, shareholders often institute securities class action lawsuits against the company. A lawsuit against the Company could cause it to incur substantial costs and could divert the time and attention of its management and other resources.

The Company may not pay dividends.

Although the Company paid a dividend in the second quarter of 2017, payment of any future dividends or distributions by the Company will depend on its cash flows. The declaration and payment of future dividends or distributions by the Company will be at the discretion of the Board subject to restrictions under applicable laws, and may be affected by numerous factors, including the Company’s revenues, financial condition, acquisitions, capital investment requirements and legal, regulatory or contractual restrictions, including restrictive covenants contained in the Notes Indenture (because they will affect the availability of cash to the Company with which to make distributions), Senior Facilities Agreement and the Bolivian Syndicated Loan Agreement. These agreements contain covenants restricting, among other things, dividends, distributions, redeeming, repurchasing or retiring subordinated debt. In addition, under the Senior Facilities Agreement, 2degrees and its subsidiaries are required to maintain various financial covenants, including a total interest coverage ratio, a senior leverage coverage ratio and a debt service coverage ratio, and, under the Bolivian Syndicated Loan Agreement, NuevaTel is required to maintain various financial covenants, including an indebtedness ratio, a debt coverage ratio, a current ratio and a structural debt ratio. 2degrees’ and NuevaTel’s ability to meet the applicable financial ratios can be affected by events beyond the Company’s control, and the Company cannot ensure that 2degrees and NuevaTel will be able to meet those ratios. The Company may not be in a position to pay dividends in the future. A failure to pay dividends or a reduction or cessation of the payment of dividends could materially adversely affect the trading price of the Common Shares.

Future issuances of equity securities by us or sales by our existing shareholders may cause the price of our securities to fall.

The market price of our equity securities could decline as a result of issuances of securities by us or sales by our existing shareholders of Common Shares in the market, or the perception that these sales could occur, during the currency of this prospectus. Sales of Common Shares by shareholders pursuant to this prospectus or otherwise might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate. With an additional sale or issuance of equity securities, including upon the redemption of Trilogy Class C Units (see previous Risk Factor), investors will suffer dilution of their voting power and may experience dilution in earnings per share.

The trading market for the Common Shares is influenced by securities industry analyst research reports.

The trading market for the Common Shares is influenced by the research and reports that industry or securities analysts publish about the Company. If covered, a decision by an analyst to cease coverage of the Company, or fail to regularly publish reports on the Company could cause the Company to lose visibility in the financial markets, which in turn could cause the stock price or trading volume to decline. Moreover, if an analyst who covers the Company downgrades its stock, or if operating results do not meet analysts’ expectations, the stock price could decline.

You may be unable to enforce actions against us, certain of our directors and officers, or the experts named in this prospectus under U.S. federal securities laws.

We are a company continued under the laws of the Province of British Columbia. Some of our directors, as well as the experts named in this prospectus, reside principally in Canada. Because all or a substantial portion of our assets and the assets of these persons are located outside of the United States, it may not be possible for you to effect service of process within the United States upon us or those persons. Furthermore, it may not be possible for you to enforce against us or those persons in the United States, judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States. There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon U.S. federal securities laws and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws. Therefore, it may not be possible to enforce those actions against us, certain of our directors and officers or the experts named in this prospectus.

We will have broad discretion in the use of the net proceeds of an offering of our securities and may not use them to effectively manage our business.

We will have broad discretion over the use of the net proceeds from an offering of our securities. Because of the number and variability of factors that will determine our use of such proceeds, our ultimate use might vary substantially from our planned use. You may not agree with how we allocate or spend the proceeds from an offering of our securities. We may pursue acquisitions or other investments that do not result in an increase in the market value of our securities, including the market value of our Common Shares, and may increase our losses.

USE OF PROCEEDS

Unless we otherwise indicate in a prospectus supplement, we currently intend to use the net proceeds from the sale of securities for debt repayment, and for working capital and general corporate purposes. Any proceeds from the resales of securities pursuant to a secondary offering will not be received by the Company. More detailed information regarding the use of proceeds from the sale of securities, including any determinable milestones at the applicable time, will be described in any applicable prospectus supplement. We may, from time to time, issue debt instruments, incur additional indebtedness or issue equity or other securities other than pursuant to this prospectus. Unallocated funds will be placed in a trust or escrow account, invested or added to the working capital of the Company.

PRIOR SALES

Information in respect of the Common Shares that were issued within the previous twelve-month period, Common Shares that were issued upon the vesting of restricted share units or deferred share units, and in respect of the grant of restricted share units and deferred share units to acquire our Common Shares will be provided as required in any applicable prospectus supplement.

CREDIT RATINGS

Ratings are intended to provide an independent assessment of the credit quality of an issue or issuer of securities and do not speak to the suitability of particular securities. A rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be withdrawn or revised entirely by a rating agency at any time if in its judgement circumstances so warrant.

Trilogy LLC’s corporate family rating with Moody’s, S&P and Fitch is currently B2, B and B-, respectively, and the Trilogy LLC Notes are currently rated B3, B and B/RR3, respectively.

Moody’s credit ratings are on a long terms debt rating scale that ranges from Aaa to C, representing the range from least credit risk to greatest credit risk of such securities rated. Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its long term debt rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of that generic rating category. According to Moody’s rating system, debt securities rated within the B2 category (such as B2 rating for Trilogy LLC) are considered speculative and are subject to a 97-99% recovery rate and debt securities rated within the B3 category (such as the B3 rating for the Trilogy LLC Notes) are subject to a 95-97% recovery rate. The upgrade in rating for Trilogy LLC from B3 reflects Trilogy’s LLC’s improved debt leverage metrics. Moody’s rating system does not imply any recommendation or endorsement of a specific security for investment purposes.

S &P’s credit ratings are on a long term debt rating scale that ranges from AAA to D, representing the range from highest to lowest quality of such securities rated. Obligations rated BB, B, CCC, CC, and C are regarded as having significant speculative characteristics. BB indicates the least degree of speculation and C the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. According to S&P’s rating system, debt securities rated B (such as the B rating for Trilogy LLC and the B rating for the Trilogy LLC Notes) are more vulnerable to nonpayment than obligations rated BB, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation. Pursuant to the issuance of the Trilogy LLC Notes and related transactions, S&P raised the corporate credit rating on Trilogy LLC to 'B' from 'B-', and on the Trilogy LLC Notes to 'B' from 'CCC'. S&P’s rating system does not imply any recommendation or endorsement of a specific security for investment purposes.

Fitch’s credit ratings relating to issuers are an opinion on the relative ability of an entity to meet financial commitments, such as interest, preferred dividends, repayment of principal, insurance claims or counterparty obligations. Credit ratings are used by investors as indications of the likelihood of receiving the money owed to them in accordance with the terms on which they invested. The agency's credit ratings cover the global spectrum of corporate, sovereign financial, bank, insurance, and public finance entities (including supranational and sub-national entities) and the securities or other obligations they issue, as well as structured finance securities backed by receivables or other financial assets. The terms “investment grade” and “speculative grade” have established themselves over time as shorthand to describe the categories ‘AAA’ to ‘BBB’ (investment grade) and ‘BB’ to ‘D’ (speculative grade). According to Fitch’s rating system, debt securities rated within the B- category (such as B- rating for Trilogy LLC) are considered highly speculative and present a limited margin of safety and debt securities rated within the B/RR3 category (such as the B/RR3 rating for the Trilogy LLC Notes) have good recovery rates should a default occur. Trilogy LLC's 'B-' rating reflects the completion of the Arrangement and subsequent $199.3 million cash infusion that resolved immediate liquidity concerns. The terms investment grade and speculative grade are market conventions and do not imply any recommendation or endorsement of a specific security for investment purposes.

Trilogy made payments to Moody’s, S&P and Fitch in connection with the assignment of the ratings to the Trilogy LLC Notes. In addition, Trilogy has made payments in respect of certain other services provided to it by each of Moody’s and S&P during the last two years.

MARKET FOR SECURITIES

The Company’s Common Shares are listed and posted for trading on the TSX under the symbol “TRL”. Trading price and volume of the Company’s securities will be provided as required for all of our Common Shares, as applicable, in each prospectus supplement to this prospectus.

CONSOLIDATED CAPITALIZATION

Since March 31, 2017, the date of our financial statements for the most recently completed financial period, there have been no material changes in our consolidated share and loan capital other than: (i) the Company had total consolidated debt outstanding of $581.2 million as of March 31, 2017 which included $431.8 million of Trilogy LLC’s then-outstanding 13.375% senior secured notes due May 15, 2019; on May 2, 2017 the net proceeds of a private offering of $350 million aggregate principal amount of the Trilogy LLC Notes together with cash on hand were applied to redeem and discharge all of Trilogy LLC’s aforementioned then-outstanding senior secured notes due May 15, 2019; (ii) the issuance by the Company on June 28, 2017, on a private placement basis, of 57,047 Common Shares in connection with the cancellation of certain options to acquire shares in 2degrees; and (iii) the issuances of 17,416 Common Shares under the Company’s Dividend Reinvestment Plan and 85,663 Trilogy Class C Units as a dividend distribution on Trilogy Class C Units on May 12, 2017.

Information relating to any issuances of our Common Shares within the previous 12-month period will be provided as required in a prospectus supplement under the heading “Prior Sales”.

DESCRIPTION OF SHARE CAPITAL

The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares and the Special Voting Share. The Company is authorized to issue an unlimited number of Common Shares and one Special Voting Share. As of the date of this prospectus, there are 44,251,612 Common Shares and one Special Voting Share issued and outstanding, 13,402,685 Common Shares issuable on exercise of the outstanding Trilogy Warrants, 1,416,214 Common Shares issuable upon the vesting of restricted share units, 10,095 Common Shares issuable upon the vesting of deferred share units and 39,420,580 Common Shares issuable upon the conversion of the Trilogy Class C Units, including 192,130 unvested Trilogy Class C units.

Common Shares of the Company

Subject to the provisions described below under the heading “Rights and Restrictions in Connection with a Proposed Sale Transaction”, the following special rights and restrictions are attached to the Common Shares.

Notice of Meeting and Voting Rights

The holders of Common Shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and are entitled to one vote per Common Share. Except as provided in the BCBCA, by law or by stock exchange rules, the Special Voting Share and the Common Shares shall vote together as if they were a single class of shares.

Except as explicitly required by the BCBCA or by law, the holders of Common Shares shall not be entitled to vote separately as a class on a proposal to amend the articles of the Company to: (i) increase or decrease the maximum number of Common Shares that the Company is authorized to issue, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the Common Shares; or (ii) create a new class of shares equal or superior to the Common Shares.

Dividend and Liquidation Entitlements

The holders of Common Shares shall be entitled, as such, to receive dividends and the Company shall pay dividends thereon, as and when declared by the Board, in their absolute discretion, in such amount and in such form as they may from time to time determine, and all dividends which the Company may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding. The Company has agreed in the Trilogy LLC Agreement to not make dividends or distributions on the Common Shares unless a corresponding dividend or distribution is made on an economically equivalent basis to all holders of Trilogy Class C Units. See “Description of Capital Structure – Special Voting Share of the Company – Dividends and Redemptions”.

In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Company after satisfaction of all liabilities and obligations to creditors of the Company and after C$1.00 is distributed to the holder of the Special Voting Share.

Special Voting Share of the Company

Subject to the provisions described below under the heading “Rights and Restrictions in Connection with a Proposed Sale Transaction”, the following special rights and restrictions are attached to the Special Voting Share.

Notice and Voting Rights

Except as otherwise provided in the BCBCA, by law or by stock exchange rules, the Special Voting Share shall entitle the holder thereof to vote on all matters submitted to a vote of the holders of Common Shares at any shareholders meeting of the Company and to exercise the right to consent to any matter for which the written consent of the holders of Common Shares is sought.

Except as provided in the BCBCA, by law or by stock exchange rules, the Special Voting Share and the Common Shares shall vote together as if they were a single class of shares. Except as explicitly required by the BCBCA, the holder of the Special Voting Share shall not be entitled to vote separately as a class on a proposal to amend the Articles of the Company to: (i) increase or decrease the maximum number of Special Voting Shares that the Company is authorized to issue, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the Special Voting Share; (ii) effect a cancellation of the Special Voting Share where it has been redeemed and cancelled in accordance with the Articles of the Company; or (iii) create a new class of shares equal or superior to the Special Voting Share.

The holder of the Special Voting Share shall be entitled to attend all shareholder meetings of the Company which the holders of Common Shares are entitled to attend, and shall be entitled to receive copies of all notices and other materials sent by the Company to its holders of Common Shares relating to such meetings and any consents sought from the holders of Common Shares.

Number of Votes

The holder of the Special Voting Share is entitled to that number of votes equal to the number of votes which would attach to the Common Shares receivable by the holders of Trilogy Class C Units upon the redemption of all Trilogy Class C Units outstanding from time to time, determined as of the record date for the determination of shareholders entitled to vote on the applicable matter or, if no record date is established, the date such vote is taken. To the extent that the holder of the Special Voting Share does not receive voting instructions from a holder of Trilogy Class C Units, votes shall not be cast in respect of such holder.

Dividends and Redemption

The holder of the Special Voting Share is not entitled to receive dividends. In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holder of the Special Voting Share shall be entitled to receive C$1.00 after satisfaction of all liabilities and obligations to creditors of the Company but before the distribution of the remaining property and assets of the Company to the holders of the Common Shares. Upon payment of the amount so payable to it as provided above, the holder of the Special Voting Share shall not be entitled to share in any further distribution of the property or assets of the Company.

At such time as there are no Trilogy Class C Units outstanding, the Special Voting Share shall automatically be redeemed and cancelled for C$1.00 to be paid to the holder thereof.

Rights and Restrictions in Connection with a Proposed Sale Transaction

Notwithstanding the special rights and restrictions attached to the Common Shares and the Special Voting Share described above and in addition to any other required approvals, if any Trilogy Class C Units (as constituted on the close of business on February 7, 2017, the effective date of the Arrangement) would be issued and outstanding on the effective date of any proposed Sale Transaction, such proposed Sale Transaction would, unless approved by all of the Independent Directors of the Company (as defined in the Articles of the Company), be subject to the approval of the holders of Common Shares and the holder of the Special Voting Share, each voting as a separate class and each by a simple majority of votes cast.

A “Sale Transaction” means any transaction involving the sale, lease, exchange or other disposition (in one transaction or a series of related transactions, but other than a bona fide arm’s length lease financing or as collateral for a bona fide arm’s length debt financing or guarantee of either thereof and other than to a wholly-owned subsidiary entity) of assets (including securities) resulting in net proceeds having a value of in excess of U.S.$100 million (as reasonably determined by the Board), other than in the ordinary course of business, by the Company or any of its direct or indirect subsidiary entities that would give rise to tax on the part of the Company or any wholly-owned subsidiary entity of the Company and result (as reasonably determined by the Board) in a greater than 5% discrepancy between the pre-tax cash that would be received (whether as a tax distribution or otherwise) by a holder of a single Trilogy Class C Unit (as constituted on the close of business on February 7, 2017, the effective date of the Arrangement) and the pre-tax cash that would be received by a holder of a single Common Share (as constituted on the close of business on February 7, 2017), assuming that all of the after-tax net proceeds to be received by Trilogy LLC and the Company or any wholly owned subsidiary entity of the Company were fully distributed to the respective equity holders of Trilogy LLC and the Company.

Voting Trust Agreement

In connection with the Arrangement, TIP Inc., Trilogy LLC and the TSX Trust Company (“Trustee”) entered into the Voting Trust Agreement (the “Voting Trust Agreement”). This summary of the Voting Trust Agreement is qualified in its entirety by reference to that agreement, which is available on TIP Inc.’s SEDAR profile at www.sedar.com.

Voting Rights with Respect to the Company

Except as otherwise provided by the Trilogy LLC Agreement, the Voting Trust Agreement or applicable law, the holders of Trilogy Class C Units shall not directly be entitled to receive notice of or to attend any meeting of the holders of Common Shares (“TIP Inc. Meeting”) or to vote at any such meeting.

Voting Rights with Respect to TIP Inc.

Under the Voting Trust Agreement, TIP Inc. will issue one Special Voting Share to the Trustee for the benefit of the holders of Trilogy Class C Units. The Special Voting Share will have the number of votes, which may be cast by the Trustee at any TIP Inc. Meeting at which the holders of Common Shares are entitled to vote or in respect of any written consents sought from shareholders of TIP Inc. by TIP Inc. (other than in respect of any matter upon which only the Common Shares are entitled to vote as a separate class under applicable law), equal to the then outstanding number of Trilogy Class C Units.

Each holder of a Trilogy Class C Unit on the record date for any meeting or shareholder consent at which holders of Common Shares are entitled to vote will be entitled to instruct the Trustee to exercise the votes attached to the Special Voting Share for each Trilogy Class C Unit held by the unitholder. The Trustee will exercise each vote attached to the Special Voting Share only as directed by the relevant holder of Trilogy Class C Units and, in the absence of instructions from a holder of a Trilogy Class C Units as to voting, will not exercise those votes.

Notwithstanding the foregoing, in the event that under applicable law any matter requires the approval of the holder of record of the Special Voting Share, voting separately as a class, but for greater certainty, excluding any matter upon which only the Common Shares are entitled to vote as a separate class under applicable law, the Trustee will, in respect of such vote, exercise all voting rights: (i) in favour of the relevant matter where the result of the vote of the Common Shares and the Special Voting Share, voting together as if they were a single class on such matter, was the approval of such matter; and (ii) against the relevant matter where the result of such combined vote was against the relevant matter; provided that in the event of a vote on a proposal to amend the articles of the Company to: (x) effect an exchange, reclassification or cancellation of the Special Voting Share, or (y) add, change or remove the rights, privileges, restrictions or conditions attached to the Special Voting Share, in either case, where the Special Voting Share is permitted or required by applicable law to vote separately as a single class, the Trustee will exercise all voting rights for or against such proposed amendment based on whether it has been instructed to cast a majority of the votes for or against such proposed amendment.

The Trustee will mail or cause to be mailed (or otherwise communicate) to the holders of Trilogy Class C Units the notice of each meeting at which the holders of Common Shares are entitled to vote, together with the related materials and a statement as to the manner in which the holder may instruct the Trustee to exercise the votes attaching to the Special Voting Share, on the same day as the Company mails (or otherwise communicates) the notice and materials to the holders of Common Shares.

The Trustee will also send to the holders of Trilogy Class C Units copies of proxy materials, all information statements, reports (including interim and annual financial statements) and other written communications sent by the Company to the holders of Common Shares at the same time as the materials are sent to the holders of Common Shares. The Trustee will also send to the holders of Trilogy Class C Units all materials sent by third parties to the holders of Common Shares (if known to have been received by the Company) including dissident proxy and information circulars and tender and exchange offer circulars, as soon as reasonably practicable after the materials are delivered to the Trustee.

Statutory Rights

Wherever and to the extent that the BCBCA confers a prescribed statutory right on a holder of voting shares, the Company has agreed that the holders of Trilogy Class C Units are entitled to the benefit of such statutory rights through the Trustee, as the holder of record of the Special Voting Share. The prescribed statutory rights set out in the voting trust agreement include the following rights provided for in the BCBCA:

(i)	to examine and obtain extracts of the records of the Company;

(ii)	to examine the list of shareholders;

(iii)

to require the Company to furnish a basic list setting out the names of the registered holders of shares of the Company, the number of shares of each class and series owned by each registered holder and the address of each of them, all as shown on the records of the corporation;

(iv)	to examine and obtain extracts of the latest financial statements of each subsidiary of the Company;

(v)	to requisition a shareholders’ meeting;

(vi)	to apply to the court to bring an action in the name and on behalf of the Company or any of its subsidiaries; and

(vii)

to apply to the court to make an order to rectify any act or omission of the Company that is oppressive or unfairly prejudicial to or that unfairly disregards the interests the holders of Trilogy Class C Units.

Upon the written request of a holder of Trilogy Class C Units delivered to the Trustee, provided that certain conditions are satisfied, the Company and the Trustee are required to cooperate to facilitate the exercise of such statutory rights on behalf of such holder so entitled to instruct the Trustee as to the exercise thereof, such exercise of the statutory right to be treated, to the maximum extent possible, on the basis that such holder was the registered owner of the Common Shares receivable upon the exchange of the Trilogy Class C Units owned of record by such holder.

Ownership and Voting Restrictions

The Articles of the Company also provide for an ownership restriction on the securities of the Company in order for the Company to comply with the Overseas Investment Act 2005 of New Zealand, or other similar laws.

The ownership restriction provides that, among other things, an overseas person, either alone or together with his, her or its associates (such person, collectively with his, her or its associates, an “Overseas Shareholder”), shall not: (i) acquire a 25% or more ownership or control interest in the Company; or (ii) increase an Overseas Shareholder’s existing 25% or more ownership or control interest in the Company; in each case without applying for and receiving consent from the New Zealand Overseas Investment Office (the foregoing prohibition is referred to as the “New Zealand Ownership Constraint”).

An “overseas person” is defined in the Overseas Investment Act 2005 and generally includes, among others, an individual who is neither a New Zealand citizen nor ordinarily resident in New Zealand or a body corporate that is incorporated outside New Zealand or is a 25% or more subsidiary of a body corporate incorporated outside of New Zealand. A “25% or more ownership or control interest” has the meaning set forth in the Overseas Investment Act 2005, which as of the date hereof means, with respect to any person:

(i)	a beneficial entitlement to, or a beneficial interest in, 25% or more of the Company’s securities;

(ii)	the power to control the composition of 25% or more of the board of directors of the Company; or

(iii)	the right to exercise or control the exercise of 25% or more of the voting power at meetings of the Company

In order to seek to enable compliance with the Overseas Investment Act 2005, if an Overseas Shareholder is in contravention of the ownership constraints set forth above (a “Contravening Shareholder”), the Company may refuse to: (i) accept any subscription for securities of the Company from the Contravening Shareholder; (ii) issue any securities of the Company to the Contravening Shareholder; (iii) register or otherwise recognize the transfer of any securities of the Company from any securityholder of the Company to the Contravening Shareholder; or (iv) purchase or otherwise acquire any securities of the Contravening Shareholder. In addition, the Company could remove voting rights attached to the securities of the Company unless a Contravening Shareholder remedies a breach of the New Zealand Ownership Constraint within a specified time after notice thereof (of not less than 30 days).

The directors of the Company may also indefinitely suspend all rights of the Contravening Shareholder to vote that would otherwise be attached to securities of the Company held by such Contravening Shareholder in excess of the New Zealand Ownership Constraint, subject to the Contravening Shareholder disposing of such securities of the Company or complying with the terms of the Overseas Investment Act 2005.

The ownership restrictions will not be binding on the Company and its shareholders upon the earlier of: (i) the repeal of the Overseas Investment Act 2005; and (ii) the date that the Company does not, directly or indirectly, hold a 25% or more ownership or control interest in 2degrees and no longer holds an overseas investment in significant business assets as defined in the Overseas Investment Act 2005. The ownership restrictions contained in the Company’s Articles are also subject to an exemption for underwriters (as defined in the Securities Act (British Columbia)) in the course of a distribution of securities of the Company.

Should the Company’s shares at any time be subject to any ownership and/or voting restrictions imposed by law in any other jurisdiction or jurisdictions, the Company, with the approval in writing of at least 75% of all of the directors of the Company, may elect to apply any or all of the ownership and voting restrictions contained in the Company’s Articles, with necessary changes, in order to seek to ensure compliance with such other law or laws. Any such election shall be promptly communicated to shareholders by way of a news release or otherwise as the Company sees fit.

DESCRIPTION OF WARRANTS

General

This section describes the general terms that will apply to any warrants for the purchase of Common Shares, or equity warrants.

Unless the applicable prospectus supplement otherwise indicates, we may issue warrants independently or together with other securities, and warrants sold with other securities may be attached to or separate from the other securities. Warrants will be issued under one or more warrant indentures or warrant agency agreements to be entered into by us and one or more banks or trust companies acting as warrant agent.

This summary of some of the provisions of the warrants is not complete. The statements made in this prospectus relating to any warrant agreement and warrants to be issued under this prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement. You should refer to the warrant indenture or warrant agency agreement relating to the specific warrants being offered for the complete terms of the warrants. A copy of any warrant indenture or warrant agency agreement relating to an offering or warrants will be filed by us with the securities regulatory authorities in applicable Canadian offering jurisdictions and the United States after we have entered into it.

The applicable prospectus supplement relating to any warrants that we offer will describe the particular terms of those warrants and include specific terms relating to the offering.

Original purchasers of warrants (if offered separately) will have a contractual right of rescission against us in respect of the exercise of such warrant. The contractual right of rescission will entitle such original purchasers to receive, upon surrender of the underlying securities acquired upon exercise of the warrant, the total of the amount paid on original purchase of the warrant and the amount paid upon exercise, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the exercise takes place within 180 days of the date of the purchase of the warrant under the applicable prospectus supplement; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the warrant under the applicable prospectus supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

Original purchasers are further advised that in certain provinces the statutory right of action for damages in connection with a prospectus misrepresentation is limited to the amount paid for the security that was purchased under a prospectus, and therefore a further payment at the time of exercise may not be recoverable in a statutory action for damages. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights, or consult with a legal advisor.

Equity Warrants

The particular terms of each issue of equity warrants will be described in the applicable prospectus supplement. This description will include, where applicable:

  the designation and aggregate number of equity warrants;

  the price at which the equity warrants will be offered;

  the currency or currencies in which the equity warrants will be offered;

  the date on which the right to exercise the equity warrants will commence and the date on which the right will expire;

  the number of Common Shares that may be purchased upon exercise of each equity warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each equity warrant;

  the terms of any provisions allowing or providing for adjustments in (i) the number and/or class of shares that may be purchased, (ii) the exercise price per share or (iii) the expiry of the equity warrants;

  whether we will issue fractional shares;

  whether we have applied to list the equity warrants or the underlying shares on a stock exchange;

  the designation and terms of any securities with which the equity warrants will be offered, if any, and the number of the equity warrants that will be offered with each security;

  the date or dates, if any, on or after which the equity warrants and the related securities will be transferable separately;

  whether the equity warrants will be subject to redemption and, if so, the terms of such redemption provisions;

  material U.S. and Canadian federal income tax consequences of owning the equity warrants; and

  any other material terms or conditions of the equity warrants.

Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities subject to the warrants.

DESCRIPTION OF UNITS

The Company may issue units, which may consist of one or more Common Shares, warrants or any combination of securities as is specified in the relevant prospectus supplement. In addition, the relevant prospectus supplement relating to an offering of units will describe all material terms of any units offered, including, as applicable:

  the designation and aggregate number of units being offered;

  the price at which the units will be offered;

  the designation, number and terms of the securities comprising the units and any agreement governing the units;

  the date or dates, if any, on or after which the securities comprising the units will be transferable separately;

  whether it will apply to list the units on any exchange;

  material U.S. and Canadian income tax consequences of owning the units, including, how the purchase price paid for the units will be allocated among the Securities comprising the units; and

  any other material terms or conditions of the units.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

We may issue subscription receipts, which will entitle holders thereof to receive, upon satisfaction of certain release conditions and for no additional consideration, Common Shares, warrants or any combination of securities as is specified in the relevant prospectus supplement. Subscription receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), each to be entered into between the Company and an escrow agent (the “Escrow Agent”) that will be named in the relevant prospectus supplement. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any subscription receipts, one or more of such underwriters or agents may also be a party to the subscription agreement governing the subscription receipts sold to or through such underwriter or agent.

The following description sets forth certain general terms and provisions of subscription receipts that may be issued hereunder and is not intended to be complete. The statements made in this prospectus relating to any Subscription Receipt Agreement and subscription receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement. Prospective investors should refer to the Subscription Receipt Agreement relating to the specific subscription receipts being offered for the complete terms of the subscription receipts. We will file a copy of any Subscription Receipt Agreement relating to an offering of subscription receipts with the securities regulatory authorities in Canada and the United States after it has entered into it.

General

The applicable prospectus supplement and the Subscription Receipt Agreement for any subscription receipts that we may offer will describe the specific terms of the subscription receipts offered. This description may include, but may not be limited to, any of the following, if applicable:

  the designation and aggregate number of subscription receipts being offered;

  the price at which the subscription receipts will be offered;

  the designation, number and terms of the Common Shares, warrants or a combination of securities to be received by the holders of subscription receipts upon satisfaction of the release conditions, and any procedures that will result in the adjustment of those numbers;

  the conditions (the “Release Conditions”) that must be met in order for holders of subscription receipts to receive, for no additional consideration, the Common Shares, warrants or a combination of securities;

  the procedures for the issuance and delivery of the Common Shares, warrants or a combination of securities to holders of subscription receipts upon satisfaction of the Release Conditions;

  whether any payments will be made to holders of subscription receipts upon delivery of the Common Shares, warrants or a combination of securities upon satisfaction of the Release Conditions;

  the identity of the Escrow Agent;

  the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of subscription receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;

  the terms and conditions pursuant to which the Escrow Agent will hold Common Shares, warrants or a combination of securities pending satisfaction of the Release Conditions;

  the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Company upon satisfaction of the Release Conditions;

  if the subscription receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the subscription receipts;

  procedures for the refund by the Escrow Agent to holders of subscription receipts of all or a portion of the subscription price of their subscription receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

  any contractual right of rescission to be granted to initial purchasers of subscription receipts in the event that this prospectus, the prospectus supplement under which subscription receipts are issued or any amendment hereto or thereto contains a misrepresentation;

  any entitlement of the Company to purchase the subscription receipts in the open market by private agreement or otherwise;

  whether the Company will issue the subscription receipts as global securities and, if so, the identity of the depository for the global securities;

  whether the Company will issue the subscription receipts as bearer securities, as registered securities or both;

  provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms of the subscription receipts, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, warrants or other securities, any other reorganization, amalgamation, merger or sale of all or substantially all of the Company's assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;

  whether the Company will apply to list the subscription receipts on any exchange;

  material U.S. and Canadian federal income tax consequences of owning the subscription receipts; and

  any other material terms or conditions of the subscription receipts.

Original purchasers of subscription receipts will have a contractual right of rescission against us in respect of the conversion of the subscription receipt. The contractual right of rescission will entitle such original purchasers to receive, upon surrender of the underlying securities gained upon conversion the total of the amount paid on original purchase of the subscription receipt and the amount paid upon conversion, if any, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion takes place within 180 days of the date of the purchase of the subscription receipt under the applicable prospectus supplement; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the subscription receipt under the applicable prospectus supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

Original purchasers are further advised that in certain provinces the statutory right of action for damages in connection with a prospectus misrepresentation is limited to the amount paid for the security that was purchased under a prospectus, and therefore a further payment at the time of exercise, if any, may not be recoverable in a statutory action for damages. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights, or consult with a legal advisor.

Rights of Holders of Subscription Receipts Prior to Satisfaction of Release Conditions

The holders of subscription receipts will not be, and will not have the rights of, shareholders of the Company. Holders of subscription receipts are entitled only to receive Common Shares, warrants or a combination of securities on exchange of their subscription receipts, plus any cash payments, all as provided for under the Subscription Receipt Agreement and only once the Release Conditions have been satisfied.

Escrow

The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Company (and, if the subscription receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the subscription receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of subscription receipts will receive a refund of all or a portion of the subscription price for their subscription receipts, plus their pro-rata entitlement to interest earned or income generated on such amount, if applicable, if provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement. Common shares, warrants or other securities may be held in escrow by the Escrow Agent and will be released to the holders of subscription receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.

Modifications

The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the subscription receipts issued thereunder may be made by way of a resolution of holders of subscription receipts at a meeting of such holders or consent in writing from such holders. The number of holders of subscription receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.

The Subscription Receipt Agreement will also specify that the Company may amend any Subscription Receipt Agreement and the subscription receipts, without the consent of the holders of the subscription receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holder of outstanding subscription receipts or as otherwise specified in the Subscription Receipt Agreement.

DESCRIPTION OF SHARE PURCHASE CONTRACTS

The Company may issue share purchase contracts, representing contracts obligating holders to purchase from or sell to the Company, and obligating the Company to purchase from or sell to the holders, a specified number of Common Shares at a future date or dates, and including by way of instalment.

The price per Common Share and the number of Common Shares may be fixed at the time the share purchase contracts are issued or may be determined by reference to a specific formula or method set forth in the share purchase contracts. The Company may issue share purchase contracts in accordance with applicable laws and in such amounts and in as many distinct series as it may determine.

The share purchase contracts may be issued separately or as part of units consisting of a share purchase contract and beneficial interests in debt obligations of third parties, securing the holders’ obligations to purchase the Common Shares under the share purchase contracts, which are referred to in this prospectus as share purchase units. The share purchase contracts may require the Company to make periodic payments to the holders of the share purchase units or vice versa, and these payments may be unsecured or refunded and may be paid on a current or on a deferred basis. The share purchase contracts may require holders to secure their obligations under those contracts in a specified manner.

Holders of share purchase contracts are not shareholders of the Company. The particular terms and provisions of share purchase contracts offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the applicable prospectus supplement filed in respect of such share purchase contracts. This description will include, where applicable: (i) whether the share purchase contracts obligate the holder to purchase or sell, or both purchase and sell, Common Shares and the nature and amount of those securities, or the method of determining those amounts; (ii) whether the share purchase contracts are to be prepaid or not or paid in instalments; (iii) any conditions upon which the purchase or sale will be contingent and the consequences if such conditions are not satisfied; (iv) whether the share purchase contracts are to be settled by delivery, or by reference or linkage to the value or performance of Common Shares; (v) any acceleration, cancellation, termination or other provisions relating to the settlement of the share purchase contracts; (vi) the date or dates on which the sale or purchase must be made, if any; (vii) whether the share purchase contracts will be issued in fully registered or global form; (viii) the material income tax consequences of owning, holding and disposing of the share purchase contracts; and (ix) any other material terms and conditions of the share purchase contracts including, without limitation, transferability and adjustment terms and whether the share purchase contracts will be listed on a securities exchange or automated interdealer quotation system.

Original purchasers of share purchase contracts will have a contractual right of rescission against the Company in respect of the exercise of such share purchase contract. The contractual right of rescission will entitle such original purchasers to receive, upon surrender of the underlying securities gained upon exercise of such share purchase contract, the total of the amount paid on the original purchase of the share purchase contract and the amount paid upon exercise, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the exercise takes place within 180 days of the date of the purchase of the security under the applicable prospectus supplement; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the security under the applicable prospectus supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

Original purchasers are further advised that in certain provinces the statutory right of action for damages in connection with a prospectus misrepresentation is limited to the amount paid for the security that was purchased under a prospectus, and therefore a further payment at the time of exercise may not be recoverable in a statutory action for damages. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights, or consult with a legal advisor.

The foregoing summary of certain of the principal provisions of the securities is a summary of anticipated terms and conditions only and is qualified in its entirety by the description in the applicable prospectus supplement under which any securities are being offered.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement may describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada or to an investor who is a resident of Canada of acquiring, owning and disposing of any of our securities offered thereunder. The applicable prospectus supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of our securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code).

SELLING SECURITYHOLDERS

Our Common Shares may be sold under this prospectus by way of a secondary offering by or for the account of certain of our securityholders. The prospectus supplement that we will file in connection with any offering of our Common Shares by selling securityholders will include the following information:

  the names of the selling securityholders;

  the number or amount of our Common Shares owned, controlled or directed by each selling securityholder;

  the number or amount of our Common Shares being distributed for the account of each selling securityholder;

  the number or amount of securities to be owned by the selling securityholders after the distribution and the percentage that number or amount represents of the total number of our outstanding securities; and

  whether our Common Shares are owned by the selling securityholders both of record and beneficially, of record only or beneficially only.

PLAN OF DISTRIBUTION

New Issue

We may issue our securities offered by this prospectus for cash or other consideration (i) to or through underwriters, dealers, placement agents or other intermediaries, (ii) directly to one or more purchasers or (iii) in connection with acquisitions of assets or shares or another entity or company.

Each prospectus supplement with respect to our securities being offered will set forth the terms of the offering, including:

  the name or names of any underwriters, dealers or other placement agents;

  the number and the purchase price of, and form of consideration for, our securities;

  any proceeds to us; and

  any commissions, fees, discounts and other items constituting underwriters’, dealers’ or agents’ compensation.

Our securities may be sold, from time to time, in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market price or at negotiated prices, including sales in transactions that are deemed to be “at the market distributions” as defined in National Instrument 44-102 - Shelf Distributions, including sales made directly on the TSX or other existing trading markets for the securities. The prices at which the securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the securities at the initial offering price fixed in the applicable prospectus supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such prospectus supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the securities is less than the gross proceeds paid by the underwriters to the Company.

Only underwriters named in the prospectus supplement are deemed to be underwriters in connection with our securities offered by that prospectus supplement.

Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of our securities may be entitled to indemnification by us against certain liabilities, including liabilities under the U.S. Securities Act and applicable Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

No underwriter or dealer involved in an “at the market distribution” as defined under applicable Canadian securities legislation, no affiliate of such underwriter or dealer and no person acting jointly or in concert with such underwriter or dealer has over-allotted, or will over allot, our securities in connection with an offering of our securities or effect any other transactions that are intended to stabilize the market price of our securities.

In connection with any offering of our securities, other than an “at the market distribution”, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of our securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Secondary Offering

This prospectus may also, from time to time, relate to the offering of our Common Shares by certain selling securityholders.

The selling securityholders may sell all or a portion of our Common Shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If our Common Shares are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions. Our Common Shares may be sold by the selling securityholders in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, as follows:

  on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

  in the over-the-counter market;

  in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

  through the writing of options, whether such options are listed on an options exchange or otherwise;

  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  an exchange distribution in accordance with the rules of the applicable exchange;

  privately negotiated transactions;

  short sales;

  sales pursuant to Rule 144 under the U.S. Securities Act;

  broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

  a combination of any such methods of sale; and

  any other method permitted pursuant to applicable law.

If the selling securityholders effect such transactions by selling our Common Shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling securityholders or commissions from purchasers of our Common Shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of our Common Shares or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of our Common Shares in the course of hedging in positions they assume. The selling securityholders may also sell our Common Shares short and deliver our Common Shares covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling securityholders may also loan or pledge our Common Shares to broker-dealers that in turn may sell such shares.

The selling securityholders may pledge or grant a security interest in some or all of the Common Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell our Common Shares from time to time pursuant to this prospectus or any supplement to this prospectus filed under General Instruction II.L. of Form F-10 under the U.S. Securities Act, amending, if necessary, the list of selling securityholders to include, pursuant to a prospectus amendment or prospectus supplement, the pledgee, transferee or other successors in interest as selling securityholders under this prospectus. The selling securityholders also may transfer and donate our Common Shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling securityholders and any broker-dealer participating in the distribution of our Common Shares may be deemed to be “underwriters” within the meaning of the U.S. Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the U.S. Securities Act. At the time a particular offering of our Common Shares is made, a prospectus supplement, if required, will be distributed which will identify the selling securityholders and provide the other information set forth under “Selling Securityholders”, set forth the aggregate amount of our Common Shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, our Common Shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states our Common Shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any securityholder will sell any or all of our Common Shares registered pursuant to the registration statement, of which this prospectus forms a part.

The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of Canadian securities legislation and the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M under the Exchange Act, which may limit the timing of purchases and sales of any of our Common Shares by the selling securityholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of our Common Shares to engage in market-making activities with respect to our Common Shares. All of the foregoing may affect the marketability of our Common Shares and the ability of any person or entity to engage in market-making activities with respect to our Common Shares.

Once sold under the shelf registration statement, of which this prospectus forms a part, our Common Shares will be freely tradable in the hands of persons other than our affiliates.

EXPERTS

The audited financial statements of Trilogy LLC incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing. The audited financial statements of Alignvest incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Ernst & Young LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

INTERESTS OF EXPERTS

Grant Thornton LLP is the auditor of the Company and is independent of the Company within the meaning of the AICPA Code of Professional Conduct and within the meaning of PCAOB Rule 3520, Auditor Independence.

Ernst & Young LLP was the auditor of Alignvest prior to the completion of the Arrangement and is independent of the Company (and formerly Alignvest) within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario (registered name of The Institute of Chartered Accountants of Ontario).

LEGAL MATTERS

Certain legal matters related to our securities offered by this prospectus will be passed upon on our behalf by Blake, Cassels & Graydon LLP, with respect to matters of Canadian law, and Friedman Kaplan Seiler & Adelman LLP and Jones Day, with respect to matters of U.S. law. As of the date of this prospectus, the partners and associates of Blake, Cassels & Graydon LLP beneficially own, directly or indirectly, less than one percent of our outstanding Common Shares and Trilogy Class C Units, and certain partners and counsel of Friedman Kaplan Seiler & Adelman LLP and Jones Day own, directly or indirectly, less than one percent (directly or indirectly) of the outstanding Common Shares and Trilogy Class C Units.

AGENT FOR SERVICE OF PROCESS

Bradley J. Horwitz, Chief Executive Officer of the Company, Erik Mickels, Senior Vice President and Chief Financial Officer of the Company, as well as John W. Stanton, Theresa E. Gillespie and Mark Kroloff, directors of the Company, reside outside of Canada and have appointed the following agent for service of process in Canada:

Name of Person	Name and Address of Agent

Bradley J. Horwitz, Erik Mickels, John W. Stanton, Theresa E. Gillespie and Mark Kroloff	Blakes Vancouver Services Inc., c/o Blake, Cassels & Graydon LLP 595 Burrard Street, P.O. Box 49314 Suite 2600, Three Bentall Centre Vancouver, British Columbia

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file with the securities commission or authority in each of the applicable provinces of Canada annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, we also file reports with, and furnish other information to, the SEC. Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

You may read any document we file with or furnish to the securities commissions and authorities of the provinces of Canada through SEDAR and any document we file with, or furnish to, the SEC at the SEC’s public reference room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at l-800-SEC-0330 for further information on the public reference rooms. Certain of our filings are also electronically available on EDGAR, and may be accessed at www.sec.gov.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a company continued under the BCBCA. Some of our directors and officers, and the experts named in this prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets may be, and a substantial portion of the Company’s assets are, located outside the United States. We have appointed an agent for service of process in the United States (as set forth below), but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. We have been advised that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of the liability predicated solely upon U.S. federal securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-10 of which this prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed Friedman Kaplan Seiler & Adelman LLP, 7 Times Square, 28th Floor, New York, NY 10036 as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of securities under this prospectus.